Exhibit 99.1

TD Bank Group Reports Second Quarter 2023 Results Report to Shareholders • Three and six months ended April 30, 2023

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP
financial measures. For additional information about the Bank’s use of non-GAAP
financial measures, refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:
•	Reported diluted earnings per share were $1.72, compared with $2.07.
•	Adjusted diluted earnings per share were $1.94, compared with $2.02.
•	Reported net income was $3,351 million, compared with $3,811 million.
•	Adjusted net income was $3,752 million, compared with $3,714 million.
YEAR-TO-DATE
FINANCIAL HIGHLIGHTS, six months ended April 30, 2023, compared with the corresponding period last year:
•	Reported diluted earnings per share were $2.54, compared with $4.09.
•	Adjusted diluted earnings per share were $4.17, compared with $4.09.
•	Reported net income was $4,933 million, compared with $7,544 million.
•	Adjusted net income was $7,907 million, compared with $7,547 million.
SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported earnings figures included the following items of note:
•
Amortization of acquired intangibles of $79 million ($67 million after-tax
or 3 cents per share), compared with $60 million ($54 million after-tax
or 3 cents per share) in the second quarter last year.

•
Acquisition and integration charges related to the Schwab transaction of $30 million ($26 million after-tax
or 1 cent per share), compared with $20 million ($18 million after-tax
or 1 cent per share) in the second quarter last year.

•	Acquisition and integration-related charges for acquisitions of $227 million ($179 million after-tax or 10 cents per share).
•	Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, net loss of $134 million ($101 million after-tax or 6 cents per share).
•	Foreign exchange loss related to the Stanford litigation settlement of $39 million ($28 million after-tax or 2 cents per share).
TORONTO
, May 25, 2023 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the second quarter ended April 30, 2023. Reported earnings were $3.4 billion, down 12% compared with the second quarter last year, and adjusted earnings were $3.8 billion, up 1%.
“TD’s retail businesses in both Canada and the United States continued to show strong revenue and earnings growth this quarter, with robust customer originations and loan volumes,” said Bharat Masrani, Group President and CEO, TD Bank Group. “Investments in differentiated wealth and insurance products and the close of the Cowen acquisition expanded our offerings and strengthened the competitive advantages of these businesses.”
Canadian Personal and Commercial Banking delivered double digit revenue growth
Canadian Personal and Commercial Banking net income was $1,625 million, an increase of 4% compared with the second quarter last year. Revenue was $4,404 million, an increase of 11% reflecting higher margins and volume growth. The segment delivered a seventh consecutive quarter of positive operating leverage.
Canadian Personal and Commercial Banking continued to deliver growth in the quarter supported by increased customer activity which included record second quarter New to Canada account openings, continued momentum in mortgage originations, and strong credit card loan growth. TD recently launched an exclusive Canadian bank offer with Uber, adding to TD’s list of leading partnerships, including Air Canada, Amazon, Expedia, and Starbucks. TD was also recognized in the 2023 Canada’s Best Awards by MoneySense, receiving the most awards of any financial institution, including in the best no-fee,
flat rate, and travel credit cards categories.
The U.S. Retail Bank delivered another strong quarter despite a challenging environment
U.S. Retail reported net income of $1,412 million, an increase of 3% (US$1,044 million, a decrease of 3% in U.S. dollars) compared with the second quarter last year. On an adjusted basis, net income was $1,528 million, an increase of 28% (US$1,129 million, an increase of 19% in U.S. dollars). Reported net income included acquisition and integration-related charges for the First Horizon Corporation (“First Horizon”) acquisition of $154 million or US$113 million ($116 million or US$85 million after-tax).
The Bank’s investment in The Charles Schwab Corporation (“Schwab”) contributed $250 million in earnings, an increase of 12% (US$185 million, an increase of 5% in U.S. dollars) compared with the second quarter last year.
The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,162 million, an increase of 2% (US$859 million, a decrease of 5% in U.S. dollars) from the second quarter last year. On an adjusted basis, net income was $1,278 million, an increase of 31% (US$944 million, an increase of 23% in U.S. dollars) from the second quarter last year.
The U.S. Retail Bank continued to deliver strong loan growth of 10% year-over-year, supported by personal loan growth of 12% and business loan growth of 9%. Personal deposits declined 3% year-over-year but remained flat from last quarter. Business deposits declined 6% year-over-year; however, business chequing account growth accelerated this quarter.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 1

TD Bank, America’s Most Convenient Bank
®
(TD AMCB), launched two innovative new proprietary credit cards, TD Flex Pay and TD Clear. It also continued to execute on its retail network expansion and wealth strategy by opening five stores, part of a broader plan to accelerate the execution of its organic growth strategies by opening new stores in South Florida, Atlanta and the Carolinas. TD AMCB was again recognized as one of America’s Best Employers for Diversity by Forbes in 2023.
As announced on May 4, 2023, the Bank and First Horizon entered into a mutual agreement to terminate the previously announced merger, and all acquisition-related activities are being wound down.
Wealth Management and Insurance delivered solid performance amid challenging market conditions
Wealth Management and Insurance net income was $563 million, a decrease of 16% compared with the second quarter of last year reflecting lower earnings in the wealth management business. This quarter’s revenue growth of 2% underscored the strength of the segment’s diversified business model as higher insurance revenue and net interest income largely offset the impact of trading normalization and market volatility.
This quarter, Wealth Management and Insurance continued to focus on customer-centric innovation with the launch of Small Business Insurance, delivering a differentiated insurance experience for small business owners from Canada’s #1 direct insurer. TD Direct Investing continued to maintain its #1 position across all categories, including Gross New Accounts, Revenue, Trades and Assets Under Administration, with share of new accounts and trades both increasing year-over-year.
1
Wholesale Banking closed its acquisition of Cowen Inc.
Wholesale Banking reported net income for the quarter was $150 million, a decrease of $209 million, or 58%, compared with the second quarter last year. This reflects higher non-interest
expenses, which include acquisition and integration costs, partially offset by higher revenues. On an adjusted basis, net income was $213 million, a decrease of $146 million, or 41%. Revenue was up 13%, reflecting the benefit of TD Cowen as well as growth in transaction banking and lending, partially offset by lower trading-related revenue reflecting a weaker market environment.
This quarter, TD Securities was recognized as Lead Manager of the Year, Social Bonds – Sovereign by Environmental Finance’s 2023 Bond Awards, demonstrating its continued leadership in Environmental, Social, and Governance. The Wholesale Bank continued to invest in its long-term U.S. growth strategy and further extended its global reach and capabilities with the closing of the Cowen Inc. acquisition on March 1, welcoming 1,700 new colleagues to TD Securities.
Capital
TD’s Common Equity Tier 1 Capital ratio was 15.3%.
Conclusion
For fiscal 2023, in light of the mutual termination of the First Horizon merger agreement, and the deterioration in the macroeconomic environment, the Bank does not expect to meet its medium-term adjusted EPS growth target range of 7-10%.
“As we enter the second half of 2023, TD’s businesses are strong, and our customer and client relationships continue to expand. We are successfully operating in an unpredictable operating environment, supported by robust capital and liquidity and the best bankers in the industry,” added Masrani. “I would like to thank our colleagues for their tremendous efforts, and for delivering the legendary experiences that are the hallmark of TD.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

1	Investor Economics Retail Brokerage and Distribution Quarterly Update, Winter 2023

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the second quarter 2023 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the second quarter 2023 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2022 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Second Quarter 2023	SFI Second Quarter 2023	SRD Second Quarter 2023	Annual Report 2022
General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				82-87, 91, 97-100, 111-113
	3	Describe and discuss top and emerging risks.				75-81
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	30, 43			71, 108
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				83-86
	6	Description of the bank’s risk culture and procedures applied to support the culture.				82-83
	7	Description of key risks that arise from the bank’s business models and activities.				70, 82, 87-114
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	33			69, 86, 94,111
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	28-30, 80-81		1-3, 6	66-68, 71-72, 220
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	66
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				67-69, 111
	13	Analysis of how risk-weighted asset (RWA) relate to business activities and related risks.		9-13		69-70
	14	Analysis of capital requirements for each method used for calculating RWA.			10	88-91, 93-94
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			26-41, 46-52
	16	Flow statement reconciling the movements of RWA by risk type.			11-12
	17	Discussion of Basel III back-testing requirements.			64	90, 94, 98
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	35-37, 39-40			100-102, 104-105
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	38			103, 215
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	43-45			108-110
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	38-43			105-108
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	32			92
	23	Breakdown of significant trading and non-trading market risk factors.	32-34			92, 95-96
	24	Significant market risk measurement model limitations and validation procedures.	33			93-96, 98
	25	Primary risk management techniques beyond reported risk measures and parameters.	33			93-96
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	25-28, 63-72	21-36	1-5, 10-11, 13-64	53-65, 87-91, 170-177, 187, 190-191, 218-219
	27	Description of the bank’s policies for identifying impaired loans.	72			61, 146-147, 153, 177
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	26, 66-70	25, 29		59, 173-175
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			42-44, 53-57	90, 158, 181-183, 187, 190-191
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				90, 150, 158
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				97-99, 111-114
	32	Discuss publicly known risk events related to other risks.	78, 81			81, 212-214

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
6	Significant and Subsequent Events
7	How We Performed
11	Financial Results Overview
15	How Our Businesses Performed
23	Quarterly Results
24	Balance Sheet Review
25	Credit Portfolio Quality
28	Capital Position
31	Managing Risk
46	Securitization and Off-Balance Sheet Arrangements
46	Accounting Policies and Estimates

47	Changes in Internal Control over Financial Reporting
48	Glossary

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
51	Interim Consolidated Balance Sheet
52	Interim Consolidated Statement of Income
53	Interim Consolidated Statement of Comprehensive Income
54	Interim Consolidated Statement of Changes in Equity
55	Interim Consolidated Statement of Cash Flows
56	Notes to Interim Consolidated Financial Statements

82	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three and six months ended April 30, 2023, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2022 Consolidated Financial Statements and related Notes and 2022 MD&A. This MD&A is dated May 24, 2023. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2022 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2022 Annual Information Form, is available on the Bank’s website at
http://www.td.com
, as well as on SEDAR at
http://www.sedar.com
and on the SEC’s website at
http://www.sec.gov
(EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the
U.S. Private Securities Litigation Reform Act of 1995
. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2022 MD&A”) in the Bank’s 2022 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2023 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; the economic, financial, and other impacts of pandemics, including the
COVID-19
pandemic; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion and integration of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2022 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Acquisitions”, “Significant and Subsequent Events, and Pending Acquisitions” or “Significant and Subsequent Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2023” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2022 Accomplishments and Focus for 2023” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Results of operations
Total revenue – reported	$12,366	$12,226	$11,263	$24,592	$22,544
Total revenue – adjusted 1	12,539	13,102	11,039	25,641	22,320
Provision for (recovery of) credit losses	599	690	27	1,289	99
Insurance claims and related expenses	804	976	592	1,780	1,348
Non-interest expenses – reported	6,987	8,316	6,033	15,303	12,000
Non-interest expenses – adjusted 1	6,693	6,541	5,999	13,234	11,896
Net income – reported	3,351	1,582	3,811	4,933	7,544

Net income – adjusted 1	3,752	4,155	3,714	7,907	7,547
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$849.6	$836.7	$765.0	$849.6	$765.0
Total assets	1,926.5	1,928.3	1,825.3	1,926.5	1,825.3
Total deposits	1,189.4	1,220.6	1,183.7	1,189.4	1,183.7
Total equity	116.1	111.8	99.4	116.1	99.4

Total risk-weighted assets 2	549.4	531.6	489.0	549.4	489.0
Financial ratios
Return on common equity (ROE) – reported 3	12.5%	5.9%	16.4%	9.2%	15.8%
Return on common equity – adjusted 1	14.1	16.1	15.9	15.1	15.8
Return on tangible common equity (ROTCE) 1	16.8	8.0	22.1	12.4	21.4
Return on tangible common equity – adjusted 1	18.5	21.1	21.2	19.8	21.1
Efficiency ratio – reported 3	56.5	68.0	53.6	62.2	53.2
Efficiency ratio – adjusted 1,3	53.4	49.9	54.3	51.6	53.3

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.28	0.32	0.01	0.30	0.03
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.72	$0.82	$2.08	$2.54	$4.10
Diluted	1.72	0.82	2.07	2.54	4.09
Dividends per share	0.96	0.96	0.89	1.92	1.78
Book value per share 3	57.04	55.01	51.49	57.04	51.49
Closing share price 4	82.07	92.06	92.79	82.07	92.79
Shares outstanding (millions)
Average basic	1,828.3	1,820.7	1,804.7	1,824.4	1,812.8
Average diluted	1,830.3	1,823.1	1,808.3	1,826.6	1,816.5
End of period	1,838.5	1,828.9	1,803.9	1,838.5	1,803.9
Market capitalization (billions of Canadian dollars)	$150.9	$168.4	$167.4	$150.9	$167.4
Dividend yield 3	4.5%	4.3%	3.6%	4.4%	3.6%
Dividend payout ratio 3	55.8	116.5	42.8	75.4	43.8
Price-earnings ratio 3	10.4	11.1	11.5	10.4	11.5

Total shareholder return (1 year) 3	(7.5)	(5.7)	13.9	(7.5)	13.9
Common share information – adjusted (Canadian dollars) 1,3
Per share earnings
Basic	$1.94	$2.24	$2.02	$4.17	$4.10
Diluted	1.94	2.23	2.02	4.17	4.09
Dividend payout ratio	49.5%	42.9%	43.9%	46.0%	43.4%

Price-earnings ratio	9.7	10.8	11.4	9.7	11.4
Capital ratios 2
Common Equity Tier 1 Capital ratio	15.3%	15.5%	14.7%	15.3%	14.7%
Tier 1 Capital ratio	17.3	17.5	15.9	17.3	15.9
Total Capital ratio	19.7	19.9	18.5	19.7	18.5
Leverage ratio	4.6	4.8	4.3	4.6	4.3
TLAC ratio	34.2	36.6	30.4	34.2	30.4

TLAC Leverage ratio	9.0	9.9	8.1	9.0	8.1
1
The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP
financial measures such as “adjusted” results and
non-GAAP
ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results.
Non-GAAP
financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements, Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section of this document for further details.

3	For additional information about this metric, refer to the Glossary of this document.
4	Toronto Stock Exchange (TSX) closing market price.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 5

SIGNIFICANT AND SUBSEQUENT EVENTS
Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The acquisition advances the Wholesale Banking segment’s long-term growth strategy in the U.S. and adds complementary products and services to the Bank’s existing businesses. The results of the acquired business have been consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment. Consideration included $1,500 million (US$1,100 million) in cash for 100% of Cowen’s common shares outstanding, $253 million (US$186 million) for the settlement of Cowen’s Series A Preferred Stock, and $205 million (US$151 million) related to the replacement of share-based
payment awards.
The acquisition was accounted for as a business combination under the purchase method. As at March 1, 2023, the acquisition contributed $10,848 million (US$7,970 million) of assets and $9,900 million (US$7,275 million) of liabilities. The excess of accounting consideration over the fair value of the tangible net assets acquired was allocated to other intangibles assets of $312 million (US$229 million) net of taxes, and goodwill of $698 million (US$513 million). The purchase price allocation may be adjusted during the measurement period, which shall not exceed one year from the acquisition date, to reflect new information obtained about facts and circumstances that existed at the acquisition date.
Termination of Merger Agreement with First Horizon Corporation
On May 4, 2023, the Bank and First Horizon Corporation (“First Horizon”) announced their mutual decision to terminate the previously announced merger agreement for the Bank to acquire First Horizon. Under the terms of the termination agreement, the Bank made a US$225 million cash payment to First Horizon on May 5, 2023. The termination payment will be reported within the Corporate segment financial results for the third quarter ending July 31, 2023.
In connection with the transaction, the Bank had invested US$494 million in non-voting
First Horizon preferred stock. During the current quarter, the Bank recognized a valuation adjustment loss of $199 million on this investment based on First Horizon’s common share price at the end of the quarter, recorded in Other Comprehensive Income. In accordance with the preferred shares purchase agreement and the terms of the preferred stock, subject to certain conditions, the preferred stock will convert into approximately 19.7 million common shares of First Horizon in the third quarter.
Prior to the announcement on May 4, 2023 to terminate the merger agreement, the Bank had implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition.
The Bank determined that the fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets would have been sensitive to interest rate changes. The fair value of net assets would have determined the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles would have negatively impacted capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated
certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
As a result of the
de-designation,
mark-to-market
gains (losses) on these swaps were recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) would have mitigated the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation
also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
For the three months and six months ended April 30, 2023, the Bank reported ($263) million and ($1,261) million, respectively, in non-interest
income related to the
mark-to-market
on the swaps, and $129 million and $251 million, respectively, in net interest income related to the basis adjustment amortization. In addition, for the three months and six months ended April 30, 2023, the Bank reported $311 million and $562 million, respectively, in non-interest
income related to the net interest earned on the swaps.
Following the announcement on May 4, 2023 to terminate the merger agreement, the Bank discontinued this strategy and reinstated hedge accounting on the portfolio of fixed income investments.
The Bank had also implemented a strategy to mitigate FX risk on the expected USD cash consideration. Following the announcement on May 4, 2023 to terminate the merger agreement, the Bank discontinued this strategy. Given the appreciation of the U.S. dollar during the life of the strategy, the Bank was in a net gain position on the date of hedge termination and cumulative net gains were recognized in Accumulated Other Comprehensive Income.
Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate
On December 15, 2022, Bill
C-32,
Fall Economic Statement Implementation Act
,
2022
, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.
The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to other comprehensive income of $239 million, recognized in the first quarter of 2023.
The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in other comprehensive income related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.
Stanford Litigation Settlement
In the US
Rotstain v. Trustmark National Bank, et al
. action, on February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) relating to litigation involving the Stanford Financial Group (the “Stanford litigation”). Once the settlement is approved by the Court, the Bank will pay US$1.205 billion to the court-appointed receiver for the Stanford Receivership Estate. Under the terms of the agreement, TD has settled with the receiver, the Official Stanford Investors Committee, and other plaintiffs in the litigation and these parties have agreed to release and dismiss all current or future claims arising from or related to the Stanford matter. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax
($1.2 billion
after-tax)
in the first quarter of 2023. The Bank recognized a foreign exchange loss of $39 million ($28 million after-tax)
in the second quarter of 2023, reflecting the impact of the difference between the foreign exchange rate used for recording the provision (effective January 31, 2023) and the foreign exchange rate at the time the settlement was reached.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 6

HOW WE PERFORMED
CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves more than 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank
®
, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking. TD also ranks among the world’s leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.9 trillion in assets on April 30, 2023. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.
Non-GAAP
and Other Financial Measures
In addition to reported results, the Bank also presents certain financial measures, including non-GAAP
financial measures that are historical,
non-GAAP
ratios, supplementary financial measures and capital management measures, to assess its results.
Non-GAAP
financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note” from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3.
Non-GAAP
ratios include a
non-GAAP
financial measure as one or more of its components. Examples of non-GAAP
ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP
financial measures and
non-GAAP
ratios provide the reader with a better understanding of how management views the Bank’s performance.
Non-GAAP
financial measures and
non-GAAP
ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded
consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.
Investment in The Charles Schwab Corporation
On October 6, 2020, the Bank acquired an approximately 13.5% stake in The Charles Schwab Corporation (“Schwab”) following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). On August 1, 2022, the Bank sold 28.4 million non-voting
common shares of Schwab, which reduced the Bank’s ownership interest in Schwab to approximately 12.0%. The Bank accounts for its investment in Schwab using the equity method. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month
lag. For further details, refer to Note 7 of the Bank’s second quarter 2023 Interim Consolidated Financial Statements.
On November 25, 2019, the Bank and Schwab signed an insured deposit account agreement (“2019 Schwab IDA Agreement”), with an initial expiration date of July 1, 2031. Pursuant to the 2019 Schwab IDA Agreement, the Bank made sweep deposit accounts available to clients of Schwab. Starting July 1, 2021, Schwab had the option to reduce the deposits by up to US$10 billion per year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations. Refer to the “Related Party Transactions” section in the 2022 MD&A for further details.
On May 4, 2023, the Bank and Schwab entered into an amended insured deposit account agreement (the “2023 Schwab IDA Agreement”), which replaced the 2019 Schwab IDA Agreement. In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate amount of fixed rate obligations will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option to buy down up to US$5 billion of fixed rate obligations by paying the Bank certain fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 7

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net interest income	$7,428	$7,733	$6,377	$15,161	$12,679

Non-interest income	4,938	4,493	4,886	9,431	9,865
Total revenue	12,366	12,226	11,263	24,592	22,544
Provision for (recovery of) credit losses	599	690	27	1,289	99
Insurance claims and related expenses	804	976	592	1,780	1,348

Non-interest expenses	6,987	8,316	6,033	15,303	12,000
Income before income taxes and share of net income from investment in Schwab	3,976	2,244	4,611	6,220	9,097
Provision for (recovery of) income taxes	866	947	1,002	1,813	1,986

Share of net income from investment in Schwab	241	285	202	526	433
Net income – reported	3,351	1,582	3,811	4,933	7,544

Preferred dividends and distributions on other equity instruments	210	83	66	293	109
Net income available to common shareholders	$3,141	$1,499	$3,745	$4,640	$7,435

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 8

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE
3:  NON-GAAP
FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Operating results – adjusted
Net interest income 6	$7,610	$7,862	$6,377	$15,472	$12,679

Non-interest income 1,6	4,929	5,240	4,662	10,169	9,641
Total revenue	12,539	13,102	11,039	25,641	22,320
Provision for (recovery of) credit losses	599	690	27	1,289	99
Insurance claims and related expenses	804	976	592	1,780	1,348

Non-interest expenses 2	6,693	6,541	5,999	13,234	11,896
Income before income taxes and share of net income from investment in Schwab	4,443	4,895	4,421	9,338	8,977
Provision for (recovery of) income taxes	974	1,068	955	2,042	1,956

Share of net income from investment in Schwab 3	283	328	248	611	526
Net income – adjusted	3,752	4,155	3,714	7,907	7,547

Preferred dividends and distributions on other equity instruments	210	83	66	293	109

Net income available to common shareholders – adjusted	3,542	4,072	3,648	7,614	7,438
Pre-tax adjustments for items of note
Amortization of acquired intangibles 4	(79)	(54)	(60)	(133)	(127)
Acquisition and integration charges related to the Schwab transaction 5	(30)	(34)	(20)	(64)	(70)
Acquisition and integration-related charges for acquisitions 2	(227)	(127)	–	(354)	–
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition 6	(134)	(876)	–	(1,010)	–
Stanford litigation settlement 1,2	(39)	(1,603)	–	(1,642)	–
Litigation settlement recovery 1	–	–	224	–	224
Less: Impact of income taxes
Amortization of acquired intangibles	(12)	(8)	(6)	(20)	(14)
Acquisition and integration charges related to the Schwab transaction 5	(4)	(6)	(2)	(10)	(11)
Acquisition and integration-related charges for acquisitions	(48)	(31)	–	(79)	–
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition	(33)	(216)	–	(249)	–
Stanford litigation settlement	(11)	(445)	–	(456)	–
Litigation settlement recovery	–	–	55	–	55

Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022 7	–	585	–	585	–

Total adjustments for items of note	(401)	(2,573)	97	(2,974)	(3)

Net income available to common shareholders – reported	$3,141	$1,499	$3,745	$4,640	$7,435
1	Adjusted non-interest income excludes the following item of note:
i.
Stanford litigation settlement – Q2 2023: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment. Refer to the “Significant and Subsequent Events” section for further details.

ii.
In Q2 2022, the Bank reached a settlement in
TD Bank, N.A. v. Lloyd’s Underwriter et al.,
in Canada, pursuant to which the Bank recovered losses of $224 million resulting from the previous resolution by the Bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme, perpetrated by, among others, Scott Rothstein. The amount is reported in the U.S. Retail segment.

2	Adjusted non-interest expenses exclude the following items of note related to the Bank’s asset acquisitions and business combinations:
i.	Amortization of acquired intangibles – Q2 2023: $49 million, Q1 2023: $24 million, Q2 2022: $26 million, Q1 2022: $33 million. These charges are reported in the Corporate segment;
ii.
The Bank’s own integration and acquisition costs related to the Schwab transaction – Q2 2023: $18 million, Q1 2023: $21 million, Q2 2022: $8 million, Q1 2022: $37 million. These costs are reported in the Corporate segment; and

iii.
Acquisition and integration-related charges for acquisitions – Q2 2023: $227 million, Q1 2023: $127 million. These charges are primarily related to professional services and other incremental operating expenses for various acquisitions, and are reported in the U.S. Retail and Wholesale Banking segments.

iv.	Stanford litigation settlement – Q1 2023: $1,603 million. This is reported in the Corporate segment. Refer to the “Significant and Subsequent Events” section for further details.

3	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q2 2023: $30 million, Q1 2023: $30 million, Q2 2022: $34 million, Q1 2022: $34 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q2 2023: $12 million, Q1 2023: $13 million, Q2 2022: $12 million, Q1 2022: $13 million.

4
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax
amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

5
Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax
basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

6
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition includes the following components, reported in the Corporate segment:
i) mark-to-market
gains (losses) on interest rate swaps recorded in
non-interest
income – Q2 2023: ($263) million, Q1 2023: ($998) million ii) basis adjustment amortization related to de-designated
fair value hedge accounting relationships, recorded in net interest income – Q2 2023: $129 million, Q1 2023: $122 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest
income to net interest income with no impact to total adjusted net income – Q2 2023: $311 million, Q1 2023: $251 million. Refer to the “Significant and Subsequent Events” section for further details.

7
CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023, reported in the Corporate segment. Refer to the “Significant and Subsequent Events” section for further details.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 9

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1

(Canadian dollars)		For the three months ended		For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Basic earnings per share – reported	$1.72	$0.82	$2.08	$2.54	$4.10

Adjustments for items of note	0.22	1.41	(0.05)	1.63	–

Basic earnings per share – adjusted	$1.94	$2.24	$2.02	$4.17	$4.10
Diluted earnings per share – reported	$1.72	$0.82	$2.07	$2.54	$4.09

Adjustments for items of note	0.22	1.41	(0.05)	1.63	–

Diluted earnings per share – adjusted	$1.94	$2.23	$2.02	$4.17	$4.09
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Schwab 1	$30	$30	$34	$60	$68
Wholesale Banking related intangibles	27	7	6	34	12

Other	10	9	14	19	33
Included as items of note	67	46	54	113	113

Software and asset servicing rights	92	90	96	182	193

Amortization of intangibles, net of income taxes	$159	$136	$150	$295	$306
1	Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP
financial ratio and can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments was increased to 11% CET1 Capital effective the first quarter of 2023, compared with 10.5% in fiscal 2022.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022

Average common equity	$102,686	$100,337	$93,922	$101,642	$94,674
Net income available to common shareholders – reported	3,141	1,499	3,745	4,640	7,435

Items of note, net of income taxes	401	2,573	(97)	2,974	3
Net income available to common shareholders – adjusted	$3,542	$4,072	$3,648	$7,614	$7,438
Return on common equity – reported	12.5%	5.9%	16.4%	9.2%	15.8%
Return on common equity – adjusted	14.1	16.1	15.9	15.1	15.8
Return on Tangible Common Equity
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP
financial measure, and ROTCE and adjusted ROTCE are
non-GAAP
ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022

Average common equity	$102,686	$100,337	$93,922	$101,642	$94,674
Average goodwill	17,835	17,486	16,577	17,713	16,539
Average imputed goodwill and intangibles on investments in Schwab	6,142	6,160	6,577	6,163	6,577
Average other acquired intangibles 1	583	442	498	525	512

Average related deferred tax liabilities	(210)	(174)	(171)	(195)	(172)

Average tangible common equity	78,336	76,423	70,441	77,436	71,218
Net income available to common shareholders – reported	3,141	1,499	3,745	4,640	7,435

Amortization of acquired intangibles, net of income taxes	67	46	54	113	113
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,208	1,545	3,799	4,753	7,548

Other items of note, net of income taxes	334	2,527	(151)	2,861	(110)
Net income available to common shareholders – adjusted	$3,542	$4,072	$3,648	$7,614	$7,438
Return on tangible common equity	16.8%	8.0%	22.1%	12.4%	21.4%

Return on tangible common equity – adjusted	18.5	21.1	21.2	19.8	21.1
1	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 10

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average U.S. to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	April 30, 2023 vs. April 30, 2022 Increase (Decrease)	April 30, 2023 vs. April 30, 2022 Increase (Decrease)
U.S. Retail Bank
Total revenue – reported	$231	$463
Total revenue – adjusted	231	463
Non-interest expenses – reported	132	259

Non-interest expenses – adjusted 1	122	243
Net income – reported, after-tax	75	154
Net income – adjusted, after-tax 1	82	166

Share of net income from investment in Schwab 2	16	37
U.S. Retail segment net income – reported, after-tax	91	191

U.S. Retail segment net income – adjusted, after-tax 1	98	203
Earnings per share (Canadian dollars)
Basic – reported	$0.05	$0.10
Basic – adjusted 1	0.05	0.11
Diluted – reported	0.05	0.10

Diluted – adjusted 1	0.05	0.11

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the six months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022

U.S. dollar	$0.739	$0.789	$0.740	$0.790

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

FINANCIAL RESULTS OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance for the second quarter of 2023. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
•	Adjusted diluted EPS for the six months ended April 30, 2023, increased 2% from the same period last year.
•	Adjusted ROTCE for the six months ended April 30, 2023, was 19.8%.
•	For the twelve months ended April 30, 2023, the total shareholder return was -7.5% compared to the Canadian peer 2 average of -6.3%.
Net Income
Quarterly comparison – Q2 2023 vs. Q2 2022
Reported net income for the quarter was $3,351 million, a decrease of $460 million, or 12%, compared with the second quarter last year primarily reflecting acquisition and integration-related charges, an insurance recovery related to litigation in the prior year, and a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition. On an adjusted basis, net income for the quarter was $3,752 million, an increase of $38 million, or 1%, compared with the second quarter last year reflecting higher revenues, partially offset by higher non-interest
expenses, higher PCL and insurance claims and related expenses.
By segment, the decrease in reported net income reflects decreases in the Corporate segment of $248 million, in Wholesale Banking of $209 million, and in Wealth Management and Insurance of $105 million, partially offset by increases in Canadian Personal and Commercial Banking of $57 million and in U.S. Retail of $45 million.
Quarterly comparison – Q2 2023 vs. Q1 2023
Reported net income for the quarter increased $1,769 million, compared with the prior quarter primarily reflecting the Stanford litigation settlement, and the recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022 in the prior quarter, and a lower net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition. Adjusted net income for the quarter decreased $403 million, or 10%, reflecting lower revenues and higher non-interest
expenses, partially offset by lower insurance claims and related expenses and PCL.
By segment, the increase in reported net income reflects increases in the Corporate segment of $2,218 million, and in Wealth Management and Insurance of $13 million, partially offset by decreases in Wholesale Banking of $181 million, in U.S. Retail of $177 million, and in Canadian Personal and Commercial Banking of $104 million.
Year-to-date
comparison – Q2 2023 vs. Q2 2022
Reported net income of $4,933 million decreased $2,611 million, or 35%, compared with the same period last year. The decrease reflects the Stanford litigation settlement, a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022, acquisition and integration-related charges in the current period, and an insurance recovery related to litigation in the prior period. Adjusted net income was $7,907 million, an increase of $360 million, or 5%, compared with the same period last year reflecting higher revenues, partially offset by higher non-interest
expenses, PCL and insurance claims and related expenses.
By segment, the decrease in reported net income reflects decreases in the Corporate segment of $2,638 million, in Wholesale Banking of $312 million, and in Wealth Management and Insurance of $191 million, partially offset by increases in U.S. Retail of $362 million, and in Canadian Personal and Commercial Banking of $168 million.

2	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 11

Net Interest Income
Quarterly comparison – Q2 2023 vs. Q2 2022
Reported net interest income for the quarter was $7,428 million, an increase of $1,051 million, or 16%, compared with the second quarter last year primarily reflecting margin growth in the personal and commercial banking businesses, and the impact of foreign exchange translation, partially offset by lower net interest income in Wholesale Banking. On an adjusted basis, net interest income was $7,610 million, an increase of $1,233 million, or 19%.
By segment, the increase in reported net interest income reflects increases in U.S. Retail of $955 million, in Canadian Personal and Commercial Banking of $444 million, and in Wealth Management and Insurance of $43 million, partially offset by decreases in Wholesale Banking of $261 million, and in the Corporate segment of $130 million.
Quarterly comparison – Q2 2023 vs. Q1 2023
Reported net interest income for the quarter decreased $305 million, or 4%, compared with the prior quarter, primarily reflecting the impact of fewer days in the second quarter, and a decrease in margin and volume, partially offset by higher revenue from treasury and balance sheet management activities. On an adjusted basis, net interest income decreased $252 million, or 3%.
By segment, the decrease in reported net interest income reflects decreases in Canadian Personal and Commercial Banking of $162 million, in U.S. Retail of $135 million, in Wholesale Banking of $27 million, and in Wealth Management and Insurance of $23 million, partially offset by an increase in the Corporate segment of $42 million.
Year-to-date
comparison – Q2 2023 vs. Q2 2022
Reported net interest income was $15,161 million, an increase of $2,482 million, or 20%, compared with the same period last year, reflecting margin and volume growth in the personal and commercial banking businesses, the impact of foreign exchange translation, and a net gain from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, partially offset by lower net interest income in Wholesale Banking and lower revenue from treasury and balance sheet management activities. On an adjusted basis, net interest income was $15,472 million, an increase of $2,793 million, or 22%.
By segment, the increase in reported net interest income reflects increases in U.S. Retail of $2,009 million, in Canadian Personal and Commercial Banking of $1,107 million, and in Wealth Management and Insurance of $115 million, partially offset by decreases in Wholesale Banking of $445 million, and in the Corporate segment of $304 million.
Non-Interest
Income
Quarterly comparison – Q2 2023 vs. Q2 2022
Reported
non-interest
income for the quarter was $4,938 million, an increase of $52 million, or 1%, compared with the second quarter last year reflecting an insurance recovery related to litigation in the prior year. On an adjusted basis, non-interest
income was $4,929 million, an increase of $267 million, or 6%, reflecting higher advisory fees, equity commissions, global transaction banking and lending revenue in Wholesale Banking, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims. This was partially offset by lower transaction and fee-based
revenue in the wealth business and lower revenue from treasury and balance sheet management activities.
By segment, the increase in reported
non-interest
income reflects increases in Wholesale Banking of $428 million, in Wealth Management and Insurance of $21 million, and in Canadian Personal and Commercial Banking of $8 million, partially offset by decreases in U.S. Retail of $306 million and in the Corporate segment of $99 million.
Quarterly comparison – Q2 2023 vs. Q1 2023
Reported
non-interest
income for the quarter increased $445 million, or 10%, compared with the prior quarter, primarily reflecting a lower net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition. Adjusted non-interest
income decreased $311 million, or 6%, reflecting lower revenue from treasury and balance sheet management activities, lower trading revenues in Wholesale Banking, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, partially offset by higher advisory fees and equity commissions in Wholesale Banking.
By segment, the increase in reported
non-interest
income reflects increases in the Corporate segment of $551 million and in Wholesale Banking of $99 million, partially offset by decreases in Wealth Management and Insurance of $144 million, in U.S. Retail of $38 million, and in Canadian Personal and Commercial Banking of $23 million.
Year-to-date
comparison – Q2 2023 vs. Q2 2022
Reported
non-interest
income was $9,431 million, a decrease of $434 million, or 4%, compared with the same period last year, primarily reflecting a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition. Adjusted non-interest
income was $10,169 million, an increase of $528 million, or 5%, reflecting higher trading revenue, advisory fees, equity commissions, global transaction banking and lending revenue in Wholesale Banking, and an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, partially offset by lower fee-based
and transaction revenue in the wealth business and lower overdraft fees.
By segment, the decrease in reported
non-interest
income reflects decreases in the Corporate segment of $731 million and in U.S. Retail of $381 million, partially offset by increases in Wholesale Banking of $611 million, in Wealth Management and Insurance of $53 million, and in Canadian Personal and Commercial Banking of $14 million.
Provision for Credit Losses
Quarterly comparison – Q2 2023 vs. Q2 2022
PCL for the quarter was $599 million, an increase of $572 million compared with the second quarter last year. PCL – impaired was $551 million, an increase of $237 million, or 75%, reflecting some normalization of credit performance. PCL – performing was $48 million, compared with a recovery of $287 million in the prior year. The performing build this quarter reflects volume growth and some normalization of credit performance. Total PCL for the quarter as an annualized percentage of credit volume was 0.28%.
By segment, PCL was higher by $208 million in U.S. Retail, by $187 million in Canadian Personal and Commercial Banking, by $155 million in the Corporate segment, by $21 million in Wholesale Banking, and by $1 million in Wealth Management and Insurance.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 12

Quarterly comparison – Q2 2023 vs. Q1 2023
PCL decreased by $91 million compared with the prior quarter. PCL – impaired decreased by $2 million. PCL – performing decreased by $89 million reflecting a smaller performing allowance build this quarter. The performing build this quarter reflects volume growth and some further normalization of credit performance. Total PCL for the quarter as an annualized percentage of credit volume was 0.28%.
By segment, PCL was lower by $80 million in Canadian Personal and Commercial Banking, by $20 million in Wholesale Banking, by $10 million in U.S. Retail, and higher by $18 million in the Corporate segment and by $1 million in Wealth Management and Insurance.
Year-to-date
comparison – Q2 2023 vs. Q2 2022
PCL was $1,289 million, an increase of $1,190 million compared with the same period last year. PCL – impaired was $1,104 million, an increase of $461 million, reflecting some normalization of credit performance. PCL – performing was $185 million, compared with a recovery of $544 million last year. The current year performing build reflects volume growth and some normalization of credit performance. Total PCL as an annualized percentage of credit volume was 0.30%.
By segment, PCL was higher in Canadian Personal and Commercial Banking by $482 million, in U.S. Retail by $387 million, in the Corporate segment by $263 million, and in Wholesale Banking by $58 million.

TABLE 9:  PROVISION FOR CREDIT LOSSES
1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Provision for (recovery of) credit losses – Stage 3 (impaired)
Canadian Personal and Commercial Banking	$234	$220	$163	$454	$313
U.S. Retail	186	212	96	398	221
Wealth Management and Insurance	1	–	–	1	–
Wholesale Banking	5	1	(1)	6	(5)

Corporate 2	125	120	56	245	114
Total provision for (recovery of) credit losses – Stage 3	551	553	314	1,104	643
Provision for (recovery of) credit losses – Stage 1 and Stage 2 performing
Canadian Personal and Commercial Banking	13	107	(103)	120	(221)
U.S. Retail	4	(12)	(114)	(8)	(218)
Wealth Management and Insurance	–	–	–	–	1
Wholesale Banking	7	31	(8)	38	(9)

Corporate 2	24	11	(62)	35	(97)
Total provision for (recovery of) credit losses – Stage 1 and Stage 2	48	137	(287)	185	(544)
Total provision for (recovery of) credit losses	$599	$690	$27	$1,289	$99

1	Includes PCL for off-balance sheet instruments.
2	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance claims and related expenses
Quarterly comparison – Q2 2023 vs. Q2 2022
Insurance claims and related expenses for the quarter were $804 million, an increase of $212 million, or 36%, compared with the second quarter last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income, more severe weather-related events, and increased driving activity and inflationary costs.
Quarterly comparison – Q2 2023 vs. Q1 2023
Insurance claims and related expenses for the quarter decreased $172 million, or 18%, compared with the prior quarter, reflecting the impact of changes in the discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest
income, more favourable prior years’ claims development and lower current year claims, partially offset by more severe weather-related events.
Year-to-date
comparison – Q2 2023 vs. Q2 2022
Insurance claims and related expenses were $1,780 million, an increase of $432 million, or 32%, compared with the same period last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income, and increased driving activity and inflationary costs.
Non-Interest
Expenses and Efficiency Ratio
Quarterly comparison – Q2 2023 vs. Q2 2022
Reported
non-interest
expenses were $6,987 million, an increase of $954 million, or 16%, compared with the second quarter last year, primarily reflecting higher employee-related expenses, acquisition and integration-related charges, the impact of foreign exchange translation, and higher spend supporting business growth. On an adjusted basis, non-interest
expenses were $6,693 million, an increase of $694 million, or 12%.
By segment, the increase in reported
non-interest
expenses reflects increases in U.S. Retail of $418 million, in Wholesale Banking of $413 million, and in Canadian Personal and Commercial Banking of $144 million, partially offset by decreases in the Corporate segment of $14 million and in Wealth Management and Insurance of $7 million.
The Bank’s reported efficiency ratio was 56.5% compared to 53.6% in the second quarter last year. The Bank’s adjusted efficiency ratio was 53.4%, compared with 54.3% in the second quarter last year.
Quarterly comparison – Q2 2023 vs. Q1 2023
Reported
non-interest
expenses decreased $1,329 million, or 16%, compared with the prior quarter, primarily reflecting the Stanford litigation settlement in the prior quarter. Adjusted non-interest
expenses increased $152 million, or 2%, compared with the prior quarter, reflecting higher spend supporting business growth and higher employee-related expenses.
By segment, the decrease in reported
non-interest
expenses reflects decreases in the Corporate segment of $1,638 million, in U.S. Retail of $21 million, and in Wealth Management and Insurance of $16 million, partially offset by increases in Wholesale Banking of $306 million, and in Canadian Personal and Commercial Banking of $40 million.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 13

The Bank’s reported efficiency ratio was 56.5% compared with 68.0% in the prior quarter. The Bank’s adjusted efficiency ratio was 53.4%, compared with 49.9% in the prior quarter.
Year-to-date
comparison – Q2 2023 vs. Q2 2022
Reported
non-interest
expenses of $15,303 million increased $3,303 million, or 28%, compared with the same period last year, primarily reflecting the Stanford litigation settlement. On an adjusted basis, non-interest
expenses were $13,234 million, an increase of $1,338 million, or 11%, reflecting higher employee-related expenses, higher spend supporting business growth, and the impact of foreign exchange translation.
By segment, the increase in reported
non-interest
expenses reflects increases in the Corporate segment of $1,566 million, in U.S. Retail of $892 million, in Wholesale Banking of $532 million, and in Canadian Personal and Commercial Banking of $318 million, partially offset by a decrease in Wealth Management and Insurance of $5 million.
The Bank’s reported efficiency ratio was 62.2%, compared with 53.2% in the same period last year. The Bank’s adjusted efficiency ratio was 51.6%, compared with 53.3% in the same period last year.
Income Taxes
The Bank’s effective income tax rate on a reported basis was 21.8% for the current quarter, compared with 21.7% in the second quarter last year and 42.2% in the prior quarter. The year-over-year increase primarily reflects the increase in the Canadian income tax rate and the impact of business mix while the quarter-over-quarter decrease primarily reflects tax adjustments associated with the implementation of the CRD and the tax rate increase for 2022 booked in the prior quarter.
To allow for an
after-tax
calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting the taxes for each item of note using the statutory income tax rate of the applicable legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes. The Bank’s adjusted effective income tax rate was 21.9% for the current quarter, compared with 21.6% in the second quarter last year and 21.8% in the prior quarter. The year-over-year increase primarily reflects the increase in the Canadian income tax rate and the impact of business mix. The quarter-over-quarter increase primarily reflects business mix.

TABLE 10:  INCOME TAXES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	April 30 2023		January 31 2023		April 30 2022		April 30 2023		April 30 2022
Income taxes at Canadian statutory income tax rate	$1,104	27.8%	$623	27.8%	$1,211	26.3%	$1,727	27.8%	$2,389	26.3%
Increase (decrease) resulting from:
Dividends received	(26)	(0.7)	(27)	(1.2)	(33)	(0.7)	(53)	(0.9)	(65)	(0.7)
Rate differentials on international operations 1	(217)	(5.5)	(227)	(10.1)	(188)	(4.1)	(444)	(7.1)	(359)	(3.9)

Other	5	0.2	578	25.7	12	0.2	583	9.3	21	0.1
Provision for income taxes and effective income tax rate – reported	$866	21.8%	$947	42.2%	$1,002	21.7%	$1,813	29.1%	$1,986	21.8%
Total adjustments for items of note	108		121		(47)		229		(30)
Provision for income taxes and effective income tax rate – adjusted	$974	21.9%	$1,068	21.8%	$955	21.6%	$2,042	21.9%	$1,956	21.8%

1	These amounts reflect tax credits as well as international business mix.
Budgetary Tax Measures
The Canadian Federal budget presented on March 28, 2023 (“the Budget”) proposes to introduce tax measures that could impact the Bank. The Budget proposes to deny financial institutions a deduction in respect of dividends received on shares of other corporations resident in Canada and introduces a 2% tax on the net value of share repurchases by public corporations in Canada. The Budget also announced an amendment to the definition of a “financial service” such that payment card clearing services rendered by a payment card network operator will be subject to GST/HST. In addition to these specific measures, the Canadian government has indicated its continued support for the two-pillar
plan for international tax reform initiated by the Organisation for Economic
Co-operation
and Development and announced its intention to introduce legislation implementing Pillar Two in Canada, which establishes rules for the application of the 15% global minimum tax. The impact of the Pillar Two rules will take effect for fiscal years that begin on or after December 31, 2023, which will be November 1, 2024 for the Bank. The Bank is monitoring the status of the Budget proposals and will determine the impact to the Bank’s results when the legislation is substantively enacted.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 14

ECONOMIC SUMMARY AND OUTLOOK
The global economy is forecast to slow in calendar 2023, but to a lesser degree than previously expected. A dramatic pull-back in energy prices has provided some economic relief in Europe and the sudden end of zero-COVID
policies in China has provided an earlier lift to its economic prospects. While concerns about the global economy have eased, the risk of recession remains elevated. In North America, central banks have raised policy rates dramatically over the past year. The impact of this sizeable increase is expected to be the primary influence dampening economic growth in 2023 and into 2024. The recent U.S. bank failures have tightened credit conditions, which are likely to exert an increasing drag on economic activity in the months ahead although the full effects remain uncertain.
The U.S. economy expanded by 1.1% annualized in the first calendar quarter of 2023. Underlying domestic demand accelerated to 3.2%, due to a sharp rebound in consumer spending on motor vehicles and parts, but a sharp drawdown in inventories weighed on headline economic growth. A cooler economy was evident in softness in business investment, which expanded by only 0.7% and a continued downturn in housing activity which weighed on growth.
As of April, the job market was still tight with the unemployment rate at 3.4%, the lowest in over 50 years. However, there are signs that demand for workers is cooling, hiring trends are slowing, job openings have declined and claims for jobless benefits have been trending higher. Inflation has started to dissipate, but underlying services price pressures have been more persistent, and well above the U.S. Federal Reserve’s 2% target. TD Economics expects domestic spending to slow significantly over the second half of 2023, leading unemployment to rise gradually, and an eventual cooling in services inflation.
The Federal Reserve has signalled that after having raised interest rates by 500 basis points (bps) this tightening cycle, it is now in wait and see mode. TD Economics expects the federal funds rate will remain at its current range of
5.00-5.25%
through the end of calendar 2023, before the Federal Reserve embarks on a series of interest rate cuts next year. If a further cooling in the labour market does not materialize, further interest rate increases in the coming months may be required. Given the steep rise in interest rates over the past year, the trend towards tighter U.S. credit conditions and the likelihood of rolling periods of financial stress related to the debt ceiling negotiations and/or other risk factors, the probability of a recession stateside remains elevated.
The Canadian economy is likely to have recorded a solid rate of expansion in the first calendar quarter of 2023, reflecting a rebound from the soft fourth calendar quarter of 2022. Despite the financial impact of rising interest costs on highly indebted households, consumer spending has remained resilient amid strong job market conditions, excess savings and increased government supports. Housing has turned in a mixed performance, as homebuilding activity has slowed while resale activity has shown signs of stabilization in recent months.
Canadian inflation has moderated, although the labour market remains quite strong with the unemployment rate at 5.0% in April 2023, near a cyclical low. TD Economics expects the aggregate spending of households and businesses to stagnate in the coming quarters, leading to weaker job market conditions and higher unemployment. Given the tepid growth backdrop and uncertainty surrounding the impact of past interest rate hikes on highly indebted Canadian households, the risk of recession also remains elevated in Canada.
The Bank of Canada left the overnight interest rate unchanged in April, at 4.50%. It signalled an intention to leave interest rates at their current level, provided the economy and inflation continue to slow in line with its outlook. The Canadian dollar is expected to hover around the
70-75
U.S. cent range in calendar 2023.

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business operations and activities are organized around the following four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2022 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2022.
PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable
or
tax-exempt
income, including certain dividends, is adjusted to its equivalent pre-tax
value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $40 million, compared with $57 million in the prior quarter and $34 million in the second quarter last year.
Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 11:  CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net interest income	$3,377	$3,539	$2,933	$6,916	$5,809

Non-interest income	1,027	1,050	1,019	2,077	2,063
Total revenue	4,404	4,589	3,952	8,993	7,872
Provision for (recovery of) credit losses – impaired	234	220	163	454	313

Provision for (recovery of) credit losses – performing	13	107	(103)	120	(221)
Total provision for (recovery of) credit losses	247	327	60	574	92
Non-interest expenses	1,903	1,863	1,759	3,766	3,448

Provision for (recovery of) income taxes	629	670	565	1,299	1,146
Net income	$1,625	$1,729	$1,568	$3,354	$3,186
Selected volumes and ratios
Return on common equity 1	37.4%	39.9%	41.8%	38.6%	42.4%
Net interest margin (including on securitized assets) 2	2.74	2.80	2.52	2.77	2.48

Efficiency ratio	43.2	40.6	44.5	41.9	43.8
Number of Canadian retail branches	1,060	1,060	1,060	1,060	1,060

Average number of full-time equivalent staff	28,797	28,803	28,150	28,800	28,008

1	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.
2
Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 15

Quarterly comparison – Q2 2023 vs. Q2 2022
Canadian Personal and Commercial Banking net income for the quarter was $1,625 million, an increase of $57 million, or 4%, compared with the second quarter last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest
expenses. The annualized ROE for the quarter was 37.4%, compared with 41.8% in the second quarter last year.
Revenue for the quarter was $4,404 million, an increase of $452 million, or 11%, compared with the second quarter last year.
Net interest income was $3,377 million, an increase of $444 million, or 15%, compared with the second quarter last year, reflecting higher margins and volume growth. Average loan volumes increased $31 billion, or 6%, reflecting 5% growth in personal loans and 11% growth in business loans. Average deposit volumes increased $9 billion, or 2%, reflecting 8% growth in personal deposits, partially offset by 7% decline in business deposits. Net interest margin was 2.74%, an increase of 22 basis points (bps), primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.
Non-interest
income was $1,027 million, an increase of $8 million, or 1%, compared with the second quarter last year.
PCL was $247 million, an increase of $187 million, compared with the second quarter last year. PCL – impaired for the quarter was $234 million, an increase of $71 million, or 44%, reflecting some normalization of credit performance. PCL – performing was $13 million, compared with a recovery of $103 million in the prior year. Total PCL as an annualized percentage of credit volume was 0.19%, an increase of 14 bps compared with the second quarter last year.
Non-interest
expenses for the quarter were $1,903 million, an increase of $144 million, or 8%, compared with the second quarter last year, reflecting higher spend supporting business growth, including technology and higher employee related expenses, and higher non-credit
provisions.
The efficiency ratio for the quarter was 43.2%, compared with 44.5% in the second quarter last year.
Quarterly comparison – Q2 2023 vs. Q1 2023
Canadian Personal and Commercial Banking net income for the quarter was $1,625 million, a decrease of $104 million, or 6%, compared with the prior quarter, reflecting lower revenue and higher non-interest
expenses, partially offset by lower PCL. The annualized ROE for the quarter was 37.4%, compared with 39.9%, in the prior quarter.
Revenue decreased $185 million, or 4%, compared with the prior quarter. Net interest income decreased $162 million, or 5%, largely reflecting fewer days in the second quarter and lower margins. Average loan volumes increased $4 billion, or 1%, reflecting relatively flat personal loans growth and 2% growth in business loans. Average deposit volumes were flat compared with the prior quarter, reflecting 1% growth in personal deposits, offset by a 3% decline in business deposits. Net interest margin was 2.74%, a decrease of 6 bps, primarily due to lower margins on deposits.
Non-interest
income decreased $23 million, or 2%, compared with the prior quarter, reflecting seasonally lower credit card activity.
PCL decreased by $80 million compared with the prior quarter. PCL – impaired increased by $14 million, or 6%, reflecting some further normalization of credit performance. PCL – performing was $13 million, compared with a build of $107 million in the prior quarter. Total PCL as an annualized percentage of credit volume was 0.19%, a decrease of 6 bps.
Non-interest
expenses increased $40 million, or 2%, compared with the prior quarter, reflecting higher non-credit
provisions.
The efficiency ratio was 43.2%, compared with 40.6%, in the prior quarter.
Year-to-date
comparison – Q2 2023 vs. Q2 2022
Canadian Personal and Commercial Banking net income for the six months ended April 30, 2023, was $3,354 million, an increase of $168 million, or 5%, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL and higher non-interest
expenses. The annualized ROE for the period was 38.6%, compared with 42.4%, in the same period last year.
Revenue for the period was $8,993 million, an increase of $1,121 million, or 14%, compared with the same period last year. Net interest income was $6,916 million, an increase of $1,107 million, or 19% compared with the same period last year, reflecting higher margins and volume growth. Average loan volumes increased $34 billion, or 7%, reflecting 6% growth in personal loans and 12% growth in business loans. Average deposit volumes increased $11 billion, or 3%, reflecting 8% growth in personal deposits, partially offset by 6% decline in business deposits. Net interest margin was 2.77%, an increase of 29 bps, primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margins on loans.
Non-interest
income was $2,077 million, an increase of $14 million, or 1%, compared with the same period last year.
PCL was $574 million, an increase of $482 million, compared with last year. PCL – impaired was $454 million, an increase of $141 million, or 45%, reflecting some normalization of credit performance. PCL – performing was $120 million, compared with a recovery of $221 million in the prior year. The current year provisions reflect some normalization of credit performance and volume growth. Total PCL as an annualized percentage of credit volume was 0.22%, an increase of 18 bps.
Non-interest
expenses were $3,766 million, an increase of $318 million, or 9%, compared with the same period last year, reflecting higher spend supporting business growth, including technology and higher employee related expenses.
The efficiency ratio was 41.9%, compared with 43.8%, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 16

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the six months ended
Canadian Dollars	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net interest income	$3,034	$3,169	$2,079	$6,203	$4,194
Non-interest income – reported	558	596	864	1,154	1,535

Non-interest income – adjusted 1	558	596	640	1,154	1,311
Total revenue – reported	3,592	3,765	2,943	7,357	5,729
Total revenue – adjusted 1	3,592	3,765	2,719	7,357	5,505
Provision for (recovery of) credit losses – impaired	186	212	96	398	221

Provision for (recovery of) credit losses – performing	4	(12)	(114)	(8)	(218)
Total provision for (recovery of) credit losses	190	200	(18)	390	3
Non-interest expenses – reported	2,050	2,071	1,632	4,121	3,229
Non-interest expenses – adjusted 1,2	1,896	1,965	1,632	3,861	3,229
Provision for (recovery of) income taxes – reported	190	206	186	396	334

Provision for (recovery of) income taxes – adjusted 1	228	232	131	460	279

U.S. Retail Bank net income – reported	1,162	1,288	1,143	2,450	2,163
U.S. Retail Bank net income – adjusted 1	1,278	1,368	974	2,646	1,994

Share of net income from investment in Schwab 3,4	250	301	224	551	476
Net income – reported	$1,412	$1,589	$1,367	$3,001	$2,639
Net income – adjusted 1	1,528	1,669	1,198	3,197	2,470

U.S. Dollars
Net interest income	$2,241	$2,349	$1,641	$4,590	$3,312
Non-interest income – reported	413	442	682	855	1,212

Non-interest income – adjusted 1	413	442	505	855	1,035
Total revenue – reported	2,654	2,791	2,323	5,445	4,524
Total revenue – adjusted 1	2,654	2,791	2,146	5,445	4,347
Provision for (recovery of) credit losses – impaired	137	158	75	295	174

Provision for (recovery of) credit losses – performing	3	(9)	(90)	(6)	(172)
Total provision for (recovery of) credit losses	140	149	(15)	289	2
Non-interest expenses – reported	1,514	1,535	1,289	3,049	2,550
Non-interest expenses – adjusted 1,2	1,401	1,457	1,289	2,858	2,550
Provision for (recovery of) income taxes – reported	141	152	147	293	264

Provision for (recovery of) income taxes – adjusted 1	169	171	103	340	220
U.S. Retail Bank net income – reported	859	955	902	1,814	1,708
U.S. Retail Bank net income – adjusted 1	944	1,014	769	1,958	1,575

Share of net income from investment in Schwab 3,4	185	222	177	407	377
Net income – reported	$1,044	$1,177	$1,079	$2,221	$2,085
Net income – adjusted 1	1,129	1,236	946	2,365	1,952

Selected volumes and ratios
Return on common equity – reported 5	14.1%	15.5%	14.2%	14.8%	13.4%
Return on common equity – adjusted 1,5	15.3	16.3	12.5	15.8	12.6
Net interest margin 1,6	3.25	3.29	2.21	3.27	2.21
Efficiency ratio – reported	57.0	55.0	55.5	56.0	56.4

Efficiency ratio – adjusted 1	52.8	52.2	60.1	52.5	58.7
Assets under administration (billions of U.S. dollars) 7	$36	$35	$32	$36	$32

Assets under management (billions of U.S. dollars) 7	35	35	37	35	37
Number of U.S. retail stores	1,164	1,161	1,156	1,164	1,156

Average number of full-time equivalent staff	28,510	27,694	25,366	28,095	25,141

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2
Adjusted
non-interest
expenses exclude the acquisition and integration-related charges for the First Horizon acquisition – Q2 2023: $154 million or US$113 million ($116 million or US$85 million after-tax);
Q1 2023: $106 million or US$78 million ($80 million or US$59 million after-tax).

3	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s second quarter 2023 Interim Consolidated Financial Statements for further details.
4
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

5	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of 2023, compared with 10.5% in the prior year.
6
Net interest margin is calculated by dividing net interest income by average interest-earning assets. For the U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements and intercompany deposits and cash collateral. The value of tax-exempt
interest income is adjusted to its equivalent
before-tax
value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP
financial measures.

7	For additional information about this metric, refer to the Glossary of this document.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 17

Quarterly comparison – Q2 2023 vs. Q2 2022
U.S. Retail reported net income for the quarter was $1,412 million (US$1,044 million), an increase of $45 million, or 3% (a decrease of US$35 million or 3%), compared with the second quarter last year. On an adjusted basis, net income for the quarter was $1,528 million (US$1,129 million), an increase of $330 million (US$183 million), or 28% (19% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 14.1% and 15.3%, respectively, compared with 14.2% and 12.5%, respectively, in the second quarter last year.
U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the Bank’s investment in Schwab was $250 million (US$185 million), an increase of $26 million (US$8 million), or 12% (5% in U.S. dollars), reflecting higher net interest income and higher asset management fees, partially offset by higher expenses, lower bank deposit account fees and lower trading revenue.
U.S. Retail Bank reported net income was $1,162 million (US$859 million), an increase of $19 million, or 2% (a decrease of US$43 million or 5%), compared with the second quarter last year, primarily reflecting higher revenue, partially offset by higher non-interest
expenses including acquisition and integration-related charges for the First Horizon acquisition and higher PCL. U.S. Retail Bank adjusted net income was $1,278 million (US$944 million), an increase of $304 million (US$175 million), or 31% (23% in U.S. dollars), compared with the second quarter last year, reflecting higher revenue, partially offset by higher non-interest
expenses and PCL.
Revenue for the quarter was US$2,654 million, an increase of US$331 million, or 14%, compared with the second quarter last year. Net interest income of US$2,241 million, increased US$600 million, or 37%, driven by the benefit of higher deposit margins from the rising rate environment and higher loan volumes, partially offset by lower deposit volumes and lower margin on loans. Net interest margin of 3.25%, increased 104 bps, as higher margin on deposits reflecting the rising rate environment was partially offset by lower margin on loans. Reported non-interest
income of US$413 million decreased US$269 million, or 39%, compared with the second quarter last year, primarily reflecting an insurance recovery related to litigation in the prior year and lower overdraft fees. On an adjusted basis, non-interest
income decreased US$92 million, or 18%, primarily due to lower overdraft fees.
Average loan volumes increased US$17 billion, or 10%, compared with the second quarter last year. Personal loans increased 12%, reflecting good originations and slower payment rates across portfolios. Business loans increased 9%, reflecting strong originations from new customer growth, higher commercial line utilization and slower payment rates, partially offset by PPP loan forgiveness. Excluding PPP loans, business loans increased 11%. Average deposit volumes decreased US$44 billion, or 11%, reflecting a 3% decrease in personal deposit volumes, a 6% decrease in business deposits, and a 23% decrease in sweep deposits.
Assets under administration (AUA) were US$36 billion as at April 30, 2023, an increase of US$4 billion, or 13%, compared with the second quarter last year, reflecting net asset growth. Assets under Management (AUM) were US$35 billion as at April 30, 2023, a decrease of US$2 billion, or 5%, compared with the second quarter last year, reflecting net asset outflows, partially offset by market appreciation.
PCL for the quarter was US$140 million, compared with a recovery of US$15 million in the second quarter last year. PCL – impaired was US$137 million, an increase of US$62 million, or 83%, reflecting some normalization of credit performance. PCL – performing was US$3 million, compared with a recovery of US$90 million in the second quarter last year. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.33%, an increase of 37 bps, compared with the second quarter last year.
Reported
non-interest
expenses for the quarter were US$1,514 million, an increase of US$225 million, or 17%, compared with the second quarter last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the First Horizon acquisition, and higher investments in the business. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest
expenses increased US$112 million, or 9%.
The reported and adjusted efficiency ratios for the quarter were 57.0% and 52.8%, respectively, compared with 55.5% and 60.1%, respectively, in the second quarter last year.
Quarterly comparison – Q2 2023 vs. Q1 2023
U.S. Retail reported net income of $1,412 million (US$1,044 million), decreased $177 million (US$133 million), or 11% (11% in U.S. dollars), compared with the prior quarter. On an adjusted basis, net income for the quarter was $1,528 million (US$1,129 million), a decrease of $141 million (US$107 million), or 8% (9% in U.S. dollars). The reported and adjusted annualized ROE for the quarter were 14.1% and 15.3%, respectively, compared with 15.5% and 16.3%, respectively, in the prior quarter.
The contribution from Schwab of $250 million (US$185 million) decreased $51 million (US$37 million), or 17% (17% in U.S. dollars), reflecting lower net interest income, lower bank deposit account fees and higher expenses, partially offset by higher asset management fees.
U.S. Retail Bank reported net income was $1,162 million (US$859 million), a decrease of $126 million (US$96 million), or 10% (10% in U.S. dollars), compared with the prior quarter, reflecting lower revenue, partially offset by lower non-interest
expenses and lower PCL. U.S. Retail Bank adjusted net income was $1,278 million (US$944 million), a decrease of $90 million (US$70 million), or 7% (7% in U.S. dollars), reflecting lower revenue, partially offset by lower non-interest
expenses and lower PCL.
Revenue decreased US$137 million, or 5%, compared with the prior quarter. Net interest income of US$2,241 million decreased US$108 million, or 5%, primarily reflecting lower deposit volumes and lower margins on deposits as a result of higher funding costs and the effect of fewer days in the quarter. Net interest margin of 3.25% decreased 4 bps quarter over quarter, due to lower margins on deposits reflecting higher funding costs.
Non-interest
income of US$413 million decreased US$29 million, or 7%, primarily reflecting losses from the disposition of certain investments.
Average loan volumes increased US$4 billion, or 2%, compared with the prior quarter. Personal loans increased 2%, reflecting good originations and slower payment rates across portfolios. Business loans increased 2%, reflecting strong originations from new customer growth, higher commercial line utilization, and slower payment rates. Average deposit volumes decreased US$17 billion, or 5%, compared with the prior quarter, reflecting flat personal deposit volumes, a 3% decrease in business deposits, and an 11% decrease in sweep deposits.
AUA were US$36 billion, an increase of US$1 billion, or 3%, compared with the prior quarter, reflecting net asset growth. AUM were US$35 billion, flat compared to last quarter.
PCL decreased by US$9 million compared with the prior quarter. PCL – impaired decreased US$21 million, or 13%, largely in the consumer lending portfolios. PCL – performing was US$3 million, compared with a recovery of US$9 million in the prior quarter. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.33%, lower by 1 basis point.
Reported
non-interest
expenses for the quarter were US$1,514 million, a decrease of US$21 million, or 1%, compared to the prior quarter, reflecting lower credit card growth-related expenses, partially offset by higher acquisition and integration-related charges for the First Horizon acquisition and higher Federal Deposit Insurance Corporation (FDIC) assessment fees as a result of an increase to FDIC assessment rates effective January 1, 2023. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest
expenses decreased US$56 million, or 4%.
The reported and adjusted efficiency ratios for the quarter were 57.0% and 52.8%, respectively, compared with 55.0% and 52.2%, respectively, in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 18

Year-to-date
comparison – Q2 2023 vs. Q2 2022
U.S. Retail reported net income for the six months ended April 30, 2023, was $3,001 million (US$2,221 million), an increase of $362 million (US$136 million), or 14% (7% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period was $3,197 million (US$2,365 million), an increase of $727 million (US$413 million), or 29% (21% in U.S. dollars). The reported and adjusted annualized ROE for the period were 14.8% and 15.8%, respectively, compared with 13.4% and 12.6%, respectively, in the same period last year.
The contribution from Schwab of $551 million (US$407 million), increased $75 million (US$30 million), or 16% (8% in U.S. dollars), reflecting higher net interest income, partially offset by higher expenses, lower trading revenue and lower bank deposit account fees.
U.S. Retail Bank reported net income for the period was US$1,814 million, an increase of US$106 million, or 6%, compared with the same period last year, reflecting higher revenue, partially offset by higher non-interest
expenses and higher PCL. U.S. Retail Bank adjusted net income was US$1,958 million, an increase of US$383 million, or 24%.
Reported revenue for the period was US$5,445 million, an increase of US$921 million, or 20%, compared with the same period last year. On an adjusted basis, revenue increased US$1,098 million, or 25%. Net interest income increased US$1,278 million, or 39%, largely driven by the benefit of higher deposit margins from the rising rate environment and higher loan volumes, partially offset by lower deposit volumes and lower margin on loans. Net interest margin was 3.27%, an increase of 106 bps, as higher margin on deposits reflecting the rising rate environment was partially offset by the impact of lower income from PPP loan forgiveness and lower margin on loans. Reported non-interest
income decreased US$357 million, or 29%, primarily reflecting an insurance recovery related to litigation in the prior year and lower overdraft fees. On an adjusted basis, non-interest
income decreased US$180 million, or 17%, primarily due to lower overdraft fees.
Average loan volumes increased US$15 billion, or 9%, compared with the same period last year. Personal loans increased 11%, reflecting good originations and slower payment rates across portfolios. Business loans increased 8%, reflecting strong originations from new customer growth, higher commercial line utilization and slower payment rates, partially offset by PPP loan forgiveness. Excluding PPP loans, business loans increased 10%. Average deposit volumes decreased US$35 billion, or 9%, reflecting a 2% decrease in personal deposit volumes, a 5% decrease in business deposits, and a 19% decrease in sweep deposits.
PCL was US$289 million, an increase of US$287 million compared with the same period last year. PCL – impaired was US$295 million, an increase of US$121 million, or 70%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$6 million, compared with a recovery of US$172 million in the prior year. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.33%, an increase of 33 bps.
Reported
non-interest
expenses for the period were US$3,049 million, an increase of US$499 million, or 20%, compared with the same period last year, reflecting higher employee-related expenses, acquisition and integration-related charges for the First Horizon acquisition, and higher investments in the business. On an adjusted basis, excluding acquisition and integration-related charges for the First Horizon acquisition, non-interest
expenses increased US$308 million, or 12%.
The reported and adjusted efficiency ratios for the quarter were 56.0% and 52.5%, respectively, compared with 56.4% and 58.7%, respectively, for the same period last year.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s second quarter 2023 Interim Consolidated Financial Statements for further information on Schwab.

TABLE 13:  WEALTH MANAGEMENT AND INSURANCE

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net interest income	$258	$281	$215	$539	$424

Non-interest income	2,477	2,621	2,456	5,098	5,045
Total revenue	2,735	2,902	2,671	5,637	5,469
Provision for (recovery of) credit losses – impaired	1	–	–	1	–

Provision for (recovery of) credit losses – performing	–	–	–	–	1
Total provision for (recovery of) credit losses	1	–	–	1	1
Insurance claims and related expenses	804	976	592	1,780	1,348
Non-interest expenses	1,166	1,182	1,173	2,348	2,353

Provision for (recovery of) income taxes	201	194	238	395	463

Net income	$563	$550	$668	$1,113	$1,304

Selected volumes and ratios
Return on common equity 1	42.6%	41.3%	52.9%	41.9%	51.6%

Efficiency ratio	42.6	40.7	43.9	41.7	43.0
Assets under administration (billions of Canadian dollars) 2	$549	$541	$537	$549	$537

Assets under management (billions of Canadian dollars)	422	414	411	422	411

Average number of full-time equivalent staff	16,345	16,293	15,557	16,318	15,315

1	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023, compared with 10.5% in the prior year.
2	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
Quarterly comparison – Q2 2023 vs. Q2 2022
Wealth Management and Insurance net income for the quarter was $563 million, a decrease of $105 million, or 16%, compared with the second quarter last year, reflecting lower earnings in the wealth management business. The annualized ROE for the quarter was 42.6%, compared with 52.9% in the second quarter last year.
Revenue for the quarter was $2,735 million, an increase of $64 million, or 2%, compared with the second quarter last year. Net interest income was $258 million, an increase of $43 million, or 20%, compared with the second quarter last year, reflecting higher investment income in the insurance business.
Non-interest
income was $2,477 million, an increase of $21 million, or 1% reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and higher insurance volumes, partially offset by lower transaction and fee-based
revenue in the wealth management business.
AUA were $549 billion as at April 30, 2023, an increase of $12 billion, or 2%, and AUM were $422 billion as at April 30, 2023, an increase of $11 billion, or 3%, compared with the second quarter last year, both primarily reflecting net asset growth.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 19

Insurance claims and related expenses for the quarter were $804 million, an increase of $212 million, or 36%, compared with the second quarter last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income, more severe weather-related events, increased driving activity and inflationary costs.
Non-interest
expenses for the quarter were $1,166 million, a decrease of $7 million, or 1%, compared with the second quarter last year, reflecting lower variable compensation, partially offset by higher spend supporting business growth including employee-related expenses and technology costs.
The efficiency ratio for the quarter was 42.6%, compared with 43.9% in the second quarter last year.
Quarterly comparison – Q2 2023 vs. Q1 2023
Wealth Management and Insurance net income for the quarter was $563 million, an increase of $13 million, or 2%, compared with the prior quarter, reflecting higher earnings in the insurance business, partially offset by lower earnings in the wealth management business. The annualized ROE for the quarter was 42.6%, compared with 41.3%, in the prior quarter.
Revenue decreased $
167
 million, or 6%, compared with the prior quarter.
Non-interest
income decreased $144 million, or 5%, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, and lower transaction and fee-based
revenue in the wealth management business. Net interest income decreased $23 million, or 8%, reflecting lower volumes and margins in the wealth management business.
AUA increased $8 billion, or 1%, and AUM increased $8 billion, or 2%, compared with the prior quarter, both primarily reflecting net asset growth.
Insurance claims and related expenses for the quarter decreased $172 million, or 18%, compared with the prior quarter, reflecting the impact of changes in the discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest
income, more favourable prior years’ claims development and lower current year claims, partially offset by more severe weather-related events.
Non-interest
expenses decreased $16 million, or 1%, compared with the prior quarter.
The efficiency ratio for the quarter was 42.6%, compared with 40.7% in the prior quarter.
Year-to-date
comparison – Q2 2023 vs. Q2 2022
Wealth Management and Insurance net income for the six months ended April 30, 2023, was $1,113 million, a decrease of $191 million, or 15%, compared with same period last year, reflecting lower earnings in the wealth management business, partially offset by higher earnings in the insurance business. The annualized ROE for the period was 41.9%, compared with 51.6%, in the same period last year.
Revenue for the period was $5,637 million, an increase of $168 million, or 3%, compared with same period last year. Net interest income increased $115 million, or 27%, reflecting higher margins, partially offset by lower volumes in the wealth management business.
Non-interest
income increased $53 million, or 1%, reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, partially offset by lower fee-based
and transaction revenue in the wealth management business.
Insurance claims and related expenses were $1,780 million, an increase of $432 million, or 32%, compared with the same period last year, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest
income, and increased driving activity and inflationary costs.
Non-interest
expenses were $2,348 million, a decrease of $5 million, compared with the same period last year, reflecting lower variable compensation, partially offset by higher spend supporting business growth including employee-related expenses and technology costs.
The efficiency ratio for the period was 41.7%, compared with 43.0% for the same period last year.

TABLE 14:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Net interest income (TEB)	$498	$525	$759	$1,023	$1,468

Non-interest income	919	820	491	1,739	1,128
Total revenue	1,417	1,345	1,250	2,762	2,596
Provision for (recovery of) credit losses – impaired	5	1	(1)	6	(5)

Provision for (recovery of) credit losses – performing	7	31	(8)	38	(9)
Total provision for (recovery of) credit losses	12	32	(9)	44	(14)
Non-interest expenses – reported	1,189	883	776	2,072	1,540
Non-interest expenses – adjusted 1,2	1,116	862	776	1,978	1,540
Provision for (recovery of) income taxes (TEB) – reported	66	99	124	165	277

Provision for (recovery of) income taxes (TEB) – adjusted 1	76	104	124	180	277
Net income – reported	$150	$331	$359	$481	$793

Net income – adjusted	213	347	359	560	793

Selected volumes and ratios
Trading-related revenue (TEB) 3	$482	$662	$680	$1,144	$1,406
Average gross lending portfolio (billions of Canadian dollars) 4	95.2	96.9	63.7	96.1	61.4
Return on common equity – reported 5	4.5%	9.4%	13.1%	7.0%	14.6%
Return on common equity – adjusted 1,5	6.4	9.9	13.1	8.2	14.6
Efficiency ratio – reported	83.9	65.7	62.1	75.0	59.3

Efficiency ratio – adjusted 1	78.8	64.1	62.1	71.6	59.3

Average number of full-time equivalent staff	6,510	5,365	4,950	5,937	4,941

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2
Adjusted
non-interest
expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition – Q2 2023: $73 million ($63 million after-tax),
Q1 2023: $21 million ($16 million
after-tax).

3
Includes net interest income TEB of $285 million (Q1 2023: $261 million, Q2 2022: $581 million, Q1 2022: $525 million), and trading income (loss) of $197 million (Q1 2023: $401 million, Q2 2022: $99 million, Q1 2022: $201 million). Trading-related revenue (TEB) is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.

4	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
5	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 20

Quarterly comparison – Q2 2023 vs. Q2 2022
Wholesale Banking reported net income for the quarter was $150 million, a decrease of $209 million, or 58%, compared with the second quarter last year, reflecting higher non-interest
expenses, partially offset by higher revenues. On an adjusted basis, net income was $213 million, a decrease of $146 million, or 41%.
Revenue for the quarter, including TD Cowen, was $1,417 million, an increase of $167 million, or 13%, compared with the second quarter last year. Higher revenue primarily reflects higher advisory fees, equity commissions, global transaction banking revenue, and lending revenue, partially offset by lower trading-related revenue.
PCL for the quarter was $12 million, compared with a recovery of $9 million in the second quarter last year. PCL – impaired was $5 million. PCL – performing was $7 million.
Reported
non-interest
expenses for the quarter were $1,189 million, an increase of $413 million, or 53%, compared with the second quarter last year, reflecting TD Cowen and the associated acquisition and integration-related costs. Higher expenses also reflected continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the impact of foreign exchange translation. On an adjusted basis, non-interest
expenses were $1,116 million, an increase of $340 million or 44%.
Quarterly comparison – Q2 2023 vs. Q1 2023
Wholesale Banking reported net income for the quarter was $150 million, a decrease of $181 million, or 55%, compared with the prior quarter, reflecting higher non-interest
expenses, partially offset by higher revenues. On an adjusted basis, net income was $213 million, a decrease of $134 million, or 39%.
Revenue for the quarter, including TD Cowen, increased $72 million, or 5%, compared with the prior quarter. Higher revenue primarily reflects higher advisory fees and equity commissions, partially offset by lower trading-related revenue.
PCL for the quarter was $12 million, a decrease of $20 million compared with the prior quarter. PCL – impaired was $5 million. PCL – performing was $7 million.
Reported
non-interest
expenses for the quarter increased $306 million, or 35%, compared with the prior quarter, reflecting TD Cowen and the associated acquisition and integration-related costs. On an adjusted basis, non-interest
expenses increased $254 million or 29%.
Year-to-date
comparison – Q2 2023 vs. Q2 2022
Wholesale Banking reported net income for the six months ended April 30, 2023 was $481 million, a decrease of $312 million, or 39%, compared with the same period last year, reflecting higher non-interest
expenses and PCL, partially offset by higher revenues. On an adjusted basis, net income was $560 million, a decrease of $233 million, or 29%.
Revenue including TD Cowen was $2,762 million, an increase of $166 million, or 6%, compared with the same period last year. Higher revenue primarily reflects higher advisory fees, equity commissions, global transaction banking revenue, and lending revenue, partially offset by lower trading-related revenue.
PCL was $44 million, compared with a recovery of $14 million in the same period last year. PCL – impaired was $6 million. PCL – performing was $38 million, largely reflecting volume growth and credit migration.
Reported
non-interest
expenses were $2,072 million, an increase of $532 million, or 35%, compared with the same period last year, reflecting TD Cowen and the associated acquisition and integration-related costs. Higher expenses also reflected continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the impact of foreign exchange translation. On an adjusted basis, non-interest
expenses were $1,978 million, an increase of $438 million or 28%.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 21

TABLE 15:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022

Net income (loss) – reported	$(399)	$(2,617)	$(151)	$(3,016)	$(378)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	79	54	60	133	127
Acquisition and integration charges related to the Schwab transaction	30	34	20	64	70
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition	134	876	–	1,010	–
Stanford litigation settlement	39	1,603	–	1,642	–
Less: impact of income taxes
Canada Recovery Dividend and impact from increase in the Canadian federal tax rate for fiscal 2022	–	(585)	–	(585)	–

Other items of note	60	675	8	735	25
Net income (loss) – adjusted 1	$(177)	$(140)	$(79)	$(317)	$(206)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses 2	$(191)	$(191)	$(161)	$(382)	$(329)

Other	14	51	82	65	123
Net income (loss) – adjusted 1	$(177)	$(140)	$(79)	$(317)	$(206)
Selected volumes

Average number of full-time equivalent staff	22,656	21,844	19,180	22,244	18,588

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q2 2023 vs. Q2 2022
Corporate segment’s reported net loss for the quarter was $399 million, compared with a reported net loss of $151 million in the second quarter last year. The increase primarily reflects lower revenue from treasury and balance sheet management activities, a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition and higher net corporate expenses. The adjusted net loss for the quarter was $177 million, compared with an adjusted net loss of $79 million in the second quarter last year.
Quarterly comparison – Q2 2023 vs. Q1 2023
Corporate segment’s reported net loss for the quarter was $399 million, compared with a reported net loss of $2,617 million in the prior quarter. The decrease primarily reflects the impact in the prior quarter of the Stanford litigation settlement, a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022 and a higher net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition. Other items decreased $37 million, primarily reflecting lower revenue from treasury and balance sheet management activities. The adjusted net loss for the quarter was $177 million, compared with an adjusted net loss of $140 million in the prior quarter.
Year-to-date
comparison – Q2 2023 vs. Q2 2022
Corporate segment’s reported net loss for the six months ended April 30, 2023 was $3,016 million, compared with a reported net loss of $378 million in the same period last year. The increase primarily reflects the Stanford litigation settlement, a net loss from mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition, the recognition of a provision for income taxes in connection with the CRD and increase in the Canadian federal tax rate for fiscal 2022, and a lower contribution from other items. Other items decreased $58 million, primarily reflecting lower revenue from treasury and balance sheet management activities. The adjusted net loss for the six months ended April 30, 2023 was $317 million, compared with an adjusted net loss of $206 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 22

QUARTERLY RESULTS
The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 16:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)				For the three months ended
		2023				2022		2021
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Net interest income	$7,428	$7,733	$7,630	$7,044	$6,377	$6,302	$6,262	$6,004

Non-interest income	4,938	4,493	7,933	3,881	4,886	4,979	4,679	4,708
Total revenue	12,366	12,226	15,563	10,925	11,263	11,281	10,941	10,712
Provision for (recovery of) credit losses	599	690	617	351	27	72	(123)	(37)
Insurance claims and related expenses	804	976	723	829	592	756	650	836
Non-interest expenses	6,987	8,316	6,545	6,096	6,033	5,967	5,947	5,616
Provision for (recovery of) income taxes	866	947	1,297	703	1,002	984	910	922
Share of net income from investment in Schwab	241	285	290	268	202	231	224	170
Net income – reported	3,351	1,582	6,671	3,214	3,811	3,733	3,781	3,545
Pre-tax adjustments for items of note 1
Amortization of acquired intangibles	79	54	57	58	60	67	74	68
Acquisition and integration charges related to the Schwab transaction	30	34	18	23	20	50	22	24
Acquisition and integration-related charges for acquisitions	227	127	85	29	–	–	–	–
Mitigation of impact from interest rate volatility to closing capital on First Horizon acquisition	134	876	(2,319)	678	–	–	–	–
Stanford litigation settlement	39	1,603	–	–	–	–	–	–
Gain on sale of Schwab shares	–	–	(997)	–	–	–	–	–

Litigation settlement recovery	–	–	–	–	(224)	–	–	–
Total pre-tax adjustments for items of note	509	2,694	(3,156)	788	(144)	117	96	92

Less: Impact of income taxes 1,2	108	121	(550)	189	(47)	17	11	9
Net income – adjusted 1	3,752	4,155	4,065	3,813	3,714	3,833	3,866	3,628
Preferred dividends and distributions on other equity instruments	210	83	107	43	66	43	63	56
Net income available to common shareholders – adjusted 1	$3,542	$4,072	$3,958	$3,770	$3,648	$3,790	$3,803	$3,572

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.72	$0.82	$3.62	$1.76	$2.08	$2.03	$2.04	$1.92
Adjusted 1	1.94	2.24	2.18	2.09	2.02	2.08	2.09	1.96
Diluted earnings per share
Reported	1.72	0.82	3.62	1.75	2.07	2.02	2.04	1.92
Adjusted 1	1.94	2.23	2.18	2.09	2.02	2.08	2.09	1.96
Return on common equity – reported	12.5%	5.9%	26.5%	13.5%	16.4%	15.3%	15.7%	15.3%
Return on common equity – adjusted 1	14.1	16.1	16.0	16.1	15.9	15.7	16.1	15.6
(billions of Canadian dollars, except as noted)
Average total assets	$1,946	$1,933	$1,893	$1,811	$1,778	$1,769	$1,750	$1,699
Average interest-earning assets 3	1,728	1,715	1,677	1,609	1,595	1,593	1,574	1,527
Net interest margin – reported	1.76%	1.79%	1.81%	1.74%	1.64%	1.57%	1.58%	1.56%
Net interest margin – adjusted 1	1.81	1.82	1.80	1.73	1.64	1.57	1.58	1.56

1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Includes the CRD and impact from increase in the Canadian federal tax rate for fiscal 2022.
3
Average interest-earning assets used in the calculation of net interest margin is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 23

BALANCE SHEET REVIEW

TABLE 17:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	April 30, 2023	October 31, 2022
Assets
Cash and Interest-bearing deposits with banks	$110,198	$145,850
Trading loans, securities, and other	157,539	143,726
Non-trading financial assets at fair value through profit or loss	8,546	10,946
Derivatives	75,212	103,873
Financial assets designated at fair value through profit or loss	5,237	5,039
Financial assets at fair value through other comprehensive income	74,009	69,675
Debt securities at amortized cost, net of allowance for credit losses	330,891	342,774
Securities purchased under reverse repurchase agreements	198,076	160,167
Loans, net of allowance for loan losses	849,618	831,043
Investment in Schwab	9,119	8,088

Other	108,007	96,347
Total assets	$1,926,452	$1,917,528
Liabilities
Trading deposits	$25,077	$23,805
Derivatives	63,706	91,133
Financial liabilities designated at fair value through profit or loss	201,061	162,786
Deposits	1,189,370	1,229,970
Obligations related to securities sold under repurchase agreements	146,959	128,024
Subordinated notes and debentures	11,366	11,290

Other	172,799	159,137

Total liabilities	1,810,338	1,806,145

Total equity	116,114	111,383
Total liabilities and equity	$1,926,452	$1,917,528
Total assets
were $1,926 billion as at April 30, 2023, an increase of $9 billion, from October 31, 2022. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total assets by $6 billion.
The increase in total assets reflects securities purchased under reverse repurchase agreements of $38 billion, loans, net of allowances for loan losses of $19 billion, trading loans, securities, and other of $14 billion, other assets of $12 billion, financial assets at fair value through other comprehensive income (FVOCI) of $4 billion and Investment in Schwab of $1 billion. The increase was partially offset by a decrease in cash and interest-bearing deposits with banks of $36 billion, derivative assets of $29 billion, debt securities at amortized cost (DSAC), net of allowance for credit losses of $12 billion and non-trading
financial assets at fair value through profit or loss (FVTPL) of $2 billion.
Cash and interest-bearing deposits with banks
decreased $36 billion primarily reflecting cash management activities.
Trading loans, securities, and other
increased $14 billion primarily in equity securities and the impact of Cowen acquisition, partially offset by commodities held for trading.
Non-trading
financial assets at fair value through profit or loss
decreased $2 billion reflecting maturities and sales.
Derivative
assets
decreased $29 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial assets at fair value through other comprehensive income increased $4 billion reflecting new investments primarily in government securities, partially offset by maturities and sales.
Debt securities at amortized cost, net of allowance for credit losses decreased $12 billion primarily reflecting sales and maturities of government securities, and the impact of foreign exchange translation, partially offset by new investments.
Securities purchased under reverse repurchase agreements
increased $38 billion
primarily
reflecting an increase in volume.
Loans, net of allowance for loan losses
increased $19 billion reflecting volume growth in business and government loans and real estate secured lending, partially offset by the impact of foreign exchange translation.
Investment in Schwab
increased $1 billion primarily reflecting the impact of the Bank’s share of Schwab’s net income and other comprehensive gain.
Other
assets increased $12 billion primarily reflecting an increase in amounts receivable from brokers, dealers and clients due to higher volumes of pending trades, the acquired held for sale businesses, goodwill and intangibles as a result of the Cowen acquisition, partially offset by a decrease in current income tax receivable, and the impact of foreign exchange translation.
Total liabilities
were $1,810 billion as at April 30, 2023, an increase of $4 billion from October 31, 2022. The impact of foreign exchange translation from the appreciation in the Canadian dollar decreased total liabilities by $6 billion.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 24

The increase in total liabilities reflects financial liabilities designated at fair value through profit or loss of $38 billion, obligations related to securities sold under repurchase agreements of $19 billion, other liabilities of $14 billion and trading deposits of $1 billion. The increase was partially offset by a decrease in deposits of $41 billion and derivatives of $27 billion.
Trading deposits
increased $1 billion primarily reflecting new issuances.
Derivative
liabilities
decreased $27 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial liabilities designated at fair value through profit or loss increased $38 billion primarily reflecting new issuances, partially offset by maturities.
Deposits
decreased $41 billion reflecting lower volumes in personal, and business and government deposits, and the impact of foreign exchange translation, partially offset by increase in bank deposits.
Obligations related to securities sold under repurchase agreements increased $19 billion reflecting an increase in volume.
Other
liabilities increased $14 billion primarily reflecting increase in liabilities related to structured entities, obligations related to securities sold short, dividends accrued and increase in provision for the Stanford litigation settlement.
Equity
was $116 billion as at April 30, 2023, an increase of $5 billion from October 31, 2022. The increase reflects gains in accumulated other comprehensive income, retained earnings and common shares issued with a 2% discount under the dividend reinvestment plan. The increase in accumulated other comprehensive income is primarily driven by the impact of foreign currency translation and the Bank’s share of the other comprehensive gain from investment in Schwab.

CREDIT PORTFOLIO QUALITY
Quarterly comparison – Q2 2023 vs. Q2 2022
Gross impaired loans excluding acquired credit-impaired (ACI) loans were $2,659 million as at April 30, 2023, an increase of $262 million, or 11%, compared with the second quarter last year. Canadian Personal and Commercial Banking gross impaired loans increased $245 million, or 27%, compared with the second quarter last year, reflecting formations outpacing resolutions in the consumer and commercial lending portfolios. U.S. Retail gross impaired loans decreased $24 million, or 2%, compared with the second quarter last year, as reductions in the real estate secured lending and commercial lending portfolios were partially offset by some normalization in the credit card and indirect auto portfolios. Wholesale gross impaired loans increased $39 million, compared with the second quarter last year, reflecting a few new formations in the fourth quarter of 2022. Net impaired loans were $1,803 million as at April 30, 2023, an increase of $108 million, or 6%, compared with the second quarter last year.
The allowance for credit losses of $7,647 million as at April 30, 2023 was comprised of Stage 3 allowance for impaired loans of $862 million, Stage 2 allowance of $3,766 million and Stage 1 allowance of $3,016 million, and the allowance for debt securities of $3 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments.
The Stage 3 allowance for loan losses increased $155 million, or 22%, reflecting some normalization of credit performance and the impact of foreign exchange. The Stage 1 and Stage 2 allowance for loan losses increased $579 million, or 9%, reflecting increases across segments, largely related to the impact of foreign exchange, volume growth, and some normalization of credit performance. The allowance change included an increase of $181 million attributable to the retailer program partners’ share of the U.S. strategic cards portfolio.
The allowance for debt securities decreased by $4 million, compared with the second quarter last year.
Forward-looking information, including macroeconomic variables deemed to be predictive of expected credit losses (ECLs) based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to determine the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in loss estimates based on the Bank’s recent loss experience and its forward-looking views. The Bank periodically reviews the methodology and has performed certain additional quantitative and qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s second quarter 2023 Interim Consolidated Financial Statements for further details on forward-looking information.
The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs. There remains considerable uncertainty regarding the economic trajectory, and the allowance for credit losses will be updated in future quarters as additional information becomes available. Refer to Note 3 of the Bank’s second quarter 2023 Interim Consolidated Financial Statements for additional details.
The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $398 billion in such debt securities, all of which are performing (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $2 million and $1 million, respectively.
Quarterly comparison – Q2 2023 vs. Q1 2023
Gross impaired loans excluding ACI loans increased $68 million, or 3%, compared with the prior quarter. Impaired loans net of allowance increased $39 million, or 2%, compared with the prior quarter.
The allowance for credit losses of $7,647 million as at April 30, 2023 was comprised of Stage 3 allowance for impaired loans of $862 million, Stage 2 allowance of $3,766 million and Stage 1 allowance of $3,016 million, and the allowance for debt securities of $3 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments. The Stage 3 allowance for loan losses increased $30 million, or 4%, compared with the prior quarter, related to some further normalization of credit performance, largely reflected in the consumer lending portfolios. The Stage 1 and Stage 2 allowance for loan losses increased $137 million, compared with the prior quarter, reflecting the impact of foreign exchange, current credit conditions, and volume growth.
The allowance for debt securities increased by $1 million, compared to the prior quarter.
For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s second quarter 2023 Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 25

TABLE 18:   CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2
,3

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2023	January 31 2023	April 30 2022	April 30 2023	April 30 2022
Personal, Business, and Government Loans
Impaired loans as at beginning of period	$2,591	$2,503	$2,560	$2,503	$2,411
Classified as impaired during the period	1,259	1,350	937	2,609	2,124
Transferred to performing during the period	(204)	(240)	(252)	(444)	(511)
Net repayments	(334)	(361)	(382)	(695)	(755)
Disposals of loans	–	–	(1)	–	(1)
Amounts written off	(679)	(625)	(462)	(1,304)	(909)

Exchange and other movements	26	(36)	(3)	(10)	38
Impaired loans as at end of period	$2,659	$2,591	$2,397	$2,659	$2,397

1	Includes customers’ liability under acceptances.
2	Excludes ACI loans.
3	Includes loans that are measured at FVOCI.

TABLE 19:   ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	April 30 2023	January 31 2023	April 30 2022
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,551	$2,569	$2,346
Stage 2 allowance for loan losses	3,234	3,093	3,025

Stage 3 allowance for loan losses	859	830	705
Total allowance for loan losses for on-balance sheet loans 1	6,644	6,492	6,076
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	465	456	399
Stage 2 allowance for loan losses	532	527	433

Stage 3 allowance for loan losses	3	2	2

Total allowance for off-balance sheet instruments	1,000	985	834
Allowance for loan losses	7,644	7,477	6,910

Allowance for debt securities	3	2	7
Allowance for credit losses	$7,647	$7,479	$6,917
Impaired loans, net of allowance 2	$1,803	$1,764	$1,695
Net impaired loans as a percentage of net loans 2	0.21%	0.21%	0.22%
Total allowance for credit losses as a percentage of gross loans and acceptances	0.87	0.86	0.87

Provision for (recovery of) credit losses as a percentage of net average loans and acceptances	0.28	0.32	0.01

1	Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at April 30, 2023 (January 31, 2023 – nil, April 30, 2022 – nil).
2	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value
ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank may also purchase default insurance on lower loan-to-value
ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value
exceeds 80% of the collateral value at origination.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 20:  CANADIAN REAL ESTATE SECURED LENDING
1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					April 30, 2023
Total	$249,311	$83,116	$332,427	$30,996	$363,423

					October 31, 2022
Total	$246,206	$81,689	$327,895	$31,657	$359,552

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 26

TABLE 21:  REAL ESTATE SECURED LENDING
1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured 3		Uninsured		Insured 3		Uninsured		Insured 3		Uninsured
									April 30, 2023
Canada
Atlantic provinces	$2,610	1.0%	$4,234	1.7%	$198	0.2%	$1,783	1.6%	$2,808	0.8%	$6,017	1.7%
British Columbia 4	8,708	3.5	42,631	17.1	993	0.9	20,819	18.2	9,701	2.7	63,450	17.5
Ontario 4	22,531	9.1	109,818	44.0	3,371	2.9	61,994	54.2	25,902	7.1	171,812	47.2
Prairies 4	18,931	7.6	18,805	7.5	1,896	1.7	11,742	10.3	20,827	5.7	30,547	8.4

Québec	7,382	3.0	13,661	5.5	640	0.6	10,676	9.4	8,022	2.2	24,337	6.7

Total Canada	60,162	24.2%	189,149	75.8%	7,098	6.3%	107,014	93.7%	67,260	18.5%	296,163	81.5%

United States	1,270		49,674		–		10,025		1,270		59,699
Total	$61,432		$238,823		$7,098		$117,039		$68,530		$355,862

									October 31, 2022
Canada
Atlantic provinces	$2,713	1.1%	$4,117	1.7%	$227	0.2%	$1,697	1.5%	$2,940	0.8%	$5,814	1.6%
British Columbia 4	8,897	3.6	41,612	16.9	1,265	1.1	20,386	18.0	10,162	2.8	61,998	17.2
Ontario 4	23,146	9.4	106,940	43.4	4,619	4.1	60,357	53.2	27,765	7.8	167,297	46.6
Prairies 4	19,259	7.8	18,391	7.5	2,107	1.9	11,734	10.4	21,366	5.9	30,125	8.4

Québec	7,670	3.1	13,461	5.5	735	0.6	10,219	9.0	8,405	2.3	23,680	6.6

Total Canada	61,685	25.0%	184,521	75.0%	8,953	7.9%	104,393	92.1%	70,638	19.6%	288,914	80.4%

United States	1,127		46,591		–		9,895		1,127		56,486
Total	$62,812		$231,112		$8,953		$114,288		$71,765		$345,400

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
The following table provides a summary of the period over which the Bank’s residential mortgages would be fully repaid based on the amount of the most recent payment received. All figures are calculated based on current customer payment amounts, including voluntary payments larger than the original contractual amounts and/or other voluntary prepayments. The most recent customer payment amount may exceed the original contractual amount due.
Balances with a remaining amortization longer than 30 years primarily reflect Canadian variable rate mortgages where interest rate increases relative to current customer payment levels have resulted in a longer current amortization period. At renewal, the amortization period for Canadian mortgages reverts to the remaining contractual amortization, which may require increased payments.

TABLE 22:  RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION
1,2

									As at
	<=5 years	>5 – 10 years	>10 – 15 years	>15 – 20 years	>20 – 25 years	>25 – 30 years	>30 – 35 years	>35 years	Total
							April 30, 2023
Canada	0.8%	2.7%	5.6%	13.8%	29.7%	20.5%	1.8%	25.1%	100.0%

United States	6.6	1.6	3.9	7.4	11.6	67.6	0.7	0.6	100.0
Total	1.8%	2.6%	5.3%	12.7%	26.5%	28.5%	1.7%	20.9%	100.0%

							October 31, 2022
Canada	0.8%	2.7%	5.4%	13.5%	29.5%	19.2%	3.7%	25.2%	100.0%

United States	8.3	2.0	4.1	6.3	13.1	64.9	0.7	0.6	100.0
Total	2.0%	2.6%	5.2%	12.3%	26.8%	26.7%	3.2%	21.2%	100.0%

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 23:  UNINSURED AVERAGE
LOAN-TO-VALUE
– Newly Originated and Newly Acquired
1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit 4,5	Total	Residential mortgages	Home equity lines of credit 4,5	Total
		April 30, 2023			October 31, 2022
Canada
Atlantic provinces	71%	68%	69%	69%	68%	69%
British Columbia 6	66	61	64	66	62	64
Ontario 6	66	61	64	67	62	64
Prairies 6	73	70	72	73	71	72

Québec	70	69	69	69	70	70

Total Canada	68	63	66	67	64	66

United States	72	62	69	72	63	69
Total	68%	63%	66%	68%	64%	66%

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 27

Sovereign Risk
The table below provides a summary of the Bank’s direct credit exposures outside of Canada and the U.S. (Europe excludes United Kingdom).

TABLE 24:  Total Net Exposure by Region and Counterparty

(millions of Canadian dollars)													As at
	Loans and commitments 1				Derivatives, repos, and securities lending 2				Trading and investment portfolio 3				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure	4
											April 30, 2023
Region
Europe	$7,408	$8	$4,604	$12,020	$3,648	$2,301	$6,128	$12,077	$737	$25,926	$1,415	$28,078	$52,175
United Kingdom	8,962	34,200	2,209	45,371	2,459	630	13,848	16,937	469	973	339	1,781	64,089
Asia	95	21	2,373	2,489	194	827	2,363	3,384	87	8,035	627	8,749	14,622

Other 5	229	21	989	1,239	254	727	2,987	3,968	174	766	3,145	4,085	9,292
Total	$16,694	$34,250	$10,175	$61,119	$6,555	$4,485	$25,326	$36,366	$1,467	$35,700	$5,526	$42,693	$140,178

										October 31, 2022
Region
Europe	$6,037	$–	$4,079	$10,116	$3,625	$2,205	$7,654	$13,484	$860	$26,899	$1,212	$28,971	$52,571
United Kingdom	7,563	27,176	2,493	37,232	2,029	828	14,007	16,864	490	384	262	1,136	55,232
Asia	55	17	2,480	2,552	671	682	3,052	4,405	120	11,055	695	11,870	18,827

Other 5	487	43	1,354	1,884	234	341	2,465	3,040	173	1,202	2,760	4,135	9,059
Total	$14,142	$27,236	$10,406	$51,784	$6,559	$4,056	$27,178	$37,793	$1,643	$39,540	$4,929	$46,112	$135,689

1	Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2
Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

3	Trading exposures are net of eligible short positions.
4	In addition to the exposures identified above, the Bank also has $41 billion (October 31, 2022 – $43 billion) of exposure to supranational entities.
5	Other regional exposure largely attributable to Australia.

CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements of the Basel Committee on Banking Supervision are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk
sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance
sheet exposures. TD manages its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2022 Annual Report.
OSFI’s Capital Requirements under Basel III
OSFI’s Capital Adequacy Requirements guideline details how the Basel III capital rules apply to Canadian banks. Other requirements, in addition to those described in “OSFI’s Capital Requirements under Basel III” section of Bank’s 2022 Annual Report, are noted below.
The Domestic Stability Buffer (DSB) level increased to 3% as of February 1, 2023. The 50 bps increase from the previous level of 2.5% reflects OSFI’s assessment that systemic vulnerabilities remain elevated. In addition, OSFI has increased the DSB range from 0 to 4%, instead of the previous 0 to 2.5% to allow the DSB to remain responsive to an uncertain environment.
On February 1, 2023, OSFI implemented revised capital rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. These revised rules include revisions to the calculation of credit risk and operational risk requirements, and revisions to the Leverage Requirements Guideline to include a requirement for Domestic Systemically Important Banks
(D-SIBs)
to hold a leverage ratio buffer of 0.50% in addition to the regulatory minimum requirement of 3.0%. This buffer will also apply to the TLAC leverage ratio supervisory target of 6.75%.
The table below summarizes OSFI’s current regulatory minimum capital and TLAC ratios for the Bank as at April 30, 2023.

REGULATORY CAPITAL AND TLAC TARGET RATIOS

	Minimum	Capital Conservation Buffer	D-SIB / G-SIB Surcharge 1	Pillar 1 Regulatory Target 2	DSB	Pillar 1 & 2 Regulatory Target
CET1	4.5%	2.5%	1.0%	8.0%	3.0%	11.0%
Tier 1	6.0	2.5	1.0	9.5	3.0	12.5
Total Capital	8.0	2.5	1.0	11.5	3.0	14.5
Leverage	3.0	n/a	0.5	3.5	n/a	3.5
TLAC	18.0	2.5	1.0	21.5	3.0	24.5

TLAC Leverage	6.75	n/a	0.50	7.25	n/a	7.25

1
The higher of the
D-SIB
and Global Systemically Important Bank
(G-SIB)
surcharge applies to risk weighted capital. The
D-SIB
surcharge is currently equivalent to the Bank’s 1%
G-SIB
additional common equity requirement for risk weighted capital. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%. OSFI’s Leverage Requirements Guideline includes a requirement for
D-SIBs
to hold a leverage ratio buffer set at 50% of a
D-SIB’s
higher loss absorbency risk-weighted requirements, effectively 0.50%. This buffer also applies to the TLAC Leverage ratio.

2	The Bank’s countercyclical buffer requirement is 0% as of April 30, 2023.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 28

The following table provides details of the Bank’s regulatory capital position.

TABLE 25:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	As at
	April 30 2023	October 31 2022	April 30 2022
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$25,912	$24,449	$23,036
Retained earnings	74,849	73,698	67,046

Accumulated other comprehensive income	4,108	1,988	2,791
Common Equity Tier 1 Capital before regulatory adjustments	104,869	100,135	92,873
Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(18,016)	(17,498)	(16,607)
Intangibles (net of related tax liability)	(2,496)	(2,100)	(1,947)
Deferred tax assets excluding those arising from temporary differences	(96)	(83)	(101)
Cash flow hedge reserve	3,678	5,783	2,310
Shortfall of provisions to expected losses	–	–	–
Gains and losses due to changes in own credit risk on fair valued liabilities	(294)	(502)	(265)
Defined benefit pension fund net assets (net of related tax liability)	(1,129)	(1,038)	(1,236)
Investment in own shares	(18)	(9)	(10)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(2,135)	(1,428)	(3,487)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	–	–
Equity investments in funds subject to the fall-back approach	(35)	–	–

Other deductions or regulatory adjustments to CET1 as determined by OSFI 1	–	411	336

Total regulatory adjustments to Common Equity Tier 1 Capital	(20,541)	(16,464)	(21,007)
Common Equity Tier 1 Capital	84,328	83,671	71,866
Additional Tier 1 Capital instruments

Directly issued qualifying Additional Tier 1 instruments plus stock surplus	11,245	11,248	6,539
Additional Tier 1 Capital instruments before regulatory adjustments	11,245	11,248	6,539
Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(112)	(124)	(236)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(462)	(474)	(586)

Additional Tier 1 Capital	10,783	10,774	5,953
Tier 1 Capital	95,111	94,445	77,819
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,166	11,090	11,051

Collective allowances	2,143	2,018	1,964
Tier 2 Capital before regulatory adjustments	13,309	13,108	13,015
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	–	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold) 2	(232)	(161)	(303)
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(68)	(57)	(100)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(460)	(378)	(563)

Tier 2 Capital	12,849	12,730	12,452
Total Capital	$107,960	$107,175	$90,271
Risk-weighted assets	$549,398	$517,048	$488,991
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	15.3%	16.2%	14.7%
Tier 1 Capital (as percentage of risk-weighted assets)	17.3	18.3	15.9
Total Capital (as percentage of risk-weighted assets)	19.7	20.7	18.5

Leverage ratio 3	4.6	4.9	4.3
1
Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of the Bank’s 2022 Annual Report. Effective Q1 2023, it is no longer applicable.

2
Includes other TLAC-eligible instruments issued by
G-SIBs
and Canadian
D-SIBs
that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

3	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.
As at April 30, 2023, the Bank’s CET1, Tier 1 and Total Capital ratios were 15.3%, 17.3%, and 19.7%, respectively. The decrease in the Bank’s CET1 Capital ratio compared to October 31, 2022 was primarily attributable to RWA growth across various segments, including an increase in RWA as a result of the Cowen acquisition and an increase in the goodwill and intangibles deduction related to the Cowen acquisition. CET1 was also impacted by the Stanford litigation settlement, the CRD, mark-to-market
losses on swaps
de-designated
from hedge accounting relationships to mitigate the impacts of interest rate volatility to closing capital of the First Horizon acquisition, foreign exchange hedging of the First Horizon purchase price, and the elimination of the scaling factor related to OSFI’s transition arrangements for ECL provisioning. The impact of the foregoing items was partially offset by organic growth, and the issuance of common shares pursuant to the Bank’s dividend reinvestment plan.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 29

As at April 30, 2023, the Bank’s Leverage ratio was 4.6%. The decrease in the Bank’s Leverage ratio from 4.9% as at October 31, 2022 was attributable primarily to increased leverage exposures across various segments, and an increase in the goodwill and intangibles deduction related to the Cowen acquisition, offset by organic capital growth.
Future Regulatory Capital Developments
Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2022 Annual Report, are noted below.
On January 31, 2022, OSFI announced revised capital, leverage, liquidity and disclosure rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. The revised rules related to market risk and credit valuation adjustment risk are effective November 1, 2023.

TABLE 26:  EQUITY AND OTHER SECURITIES
1

(millions of shares/units and millions of Canadian dollars, except as noted)				As at
	April 30, 2023		October 31, 2022
	Number of shares/units	Amount	Number of shares/units	Amount
Common shares outstanding	1,839.6	$25,852	1,821.7	$24,363

Treasury – common shares	(1.1)	(99)	(1.0)	(91)
Total common shares	1,838.5	$25,753	1,820.7	$24,272
Stock options
Vested	5.3		4.4
Non-vested	8.9		8.4
Preferred shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 16	14.0	350	14.0	350
Series 18 2	14.0	350	14.0	350
Series 20	16.0	400	16.0	400
Series 22	14.0	350	14.0	350
Series 24	18.0	450	18.0	450
Series 27	0.8	850	0.8	850

Series 28	0.8	800	0.8	800

	159.6	$5,600	159.6	$5,600
Other equity instruments
Limited Recourse Capital Notes Series 1 3	1.8	1,750	1.8	1,750
Limited Recourse Capital Notes Series 2 3	1.5	1,500	1.5	1,500
Limited Recourse Capital Notes Series 3 3,4	1.7	2,403	1.7	2,403

	164.6	$11,253	164.6	$11,253
Treasury – preferred shares and other equity instruments	(0.1)	(10)	(0.1)	(7)
Total preferred shares and other equity instruments	164.5	$11,243	164.5	$11,246

1	For further details, including the conversion and exchange features, and distributions, refer to Note 21 of the Bank’s 2022 Consolidated Financial Statements.
2
On April 18, 2023, the Bank announced that none of its 14 million
Non-Cumulative
5-Year
Rate Reset Preferred Shares non-viability contingent capital (NVCC), Series 18 (“Series 18 Shares”) would be converted on April 30, 2023 into
Non-Cumulative
Floating Rate Preferred Shares NVCC, Series 19. As previously announced on March 31, 2023, the dividend rate for the Series 18 Shares for the
5-year
period from and including April 30, 2023 to but excluding April 30, 2028 will be 5.747%.

3	For Limited Recourse Capital Notes (LRCNs), the number of shares/units represents the number of notes issued.
4
For LRCNs – Series 3, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount. Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms and Conditions” table in Note 21 of the Bank’s 2022 Consolidated Financial Statements for further details.

DIVIDENDS
On May 24, 2023, the Board approved a dividend in an amount of ninety-six cents (96 cents) per fully paid common share in the capital stock of the Bank for the quarter ending July 31, 2023, payable on and after July 31, 2023, to shareholders of record at the close of business on July 10, 2023.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion or purchased from the open market at market price.
During the three months ended April 30, 2023, the Bank issued 8.9 million common shares from treasury with a 2% discount. During the three months ended April 30, 2022, the Bank issued 1.3 million common shares from treasury with no discount. On May 25, 2023, the Bank announced that beginning with the dividend approved on May 24, 2023 for the quarter ending July 31, 2023, there will no longer be a discount to the average market price applied to the issue of common shares from treasury. Most recently, the common shares have been issued from treasury at a discount of 2% to the average market price.
NORMAL COURSE ISSUER BID
On May 24, 2023, the Board approved the initiation of a normal course issuer bid for up to 30 million of the Bank’s common shares, subject to the approval of OSFI and the Toronto Stock Exchange. The timing and amount of any purchases under the program are subject to regulatory approvals and management discretion based on factors such as market conditions and capital adequacy.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 30

NON-VIABILITY
CONTINGENT CAPITAL PROVISION
If an NVCC trigger event were to occur, for all series of Class A First Preferred Shares excluding the preferred shares issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 1.1 billion in aggregate.
The LRCNs, by virtue of the recourse to the preferred shares held in the Limited Recourse Trust, include NVCC provisions. For LRCNs, if an NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the preferred shares series issued in connection with such LRCNs, would be 1.1 billion in aggregate.
For NVCC subordinated notes and debentures, if an NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate.

MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.
The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.
The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2022 Annual Report. Additional information on risk factors can be found in this document and the 2022 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2022 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2023.
CREDIT RISK
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation (CRM) and includes both on-balance
sheet and
off-balance
sheet exposures.
On-balance
sheet exposures consist primarily of outstanding loans, acceptances, non-trading
securities, derivatives, and certain other repo-style transactions.
Off-balance
sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 27:  GROSS CREDIT RISK EXPOSURE – Standardized and Internal Ratings-Based (IRB) Approaches
1

(millions of Canadian dollars)						As at
	April 30, 2023			October 31, 2022
	Standardized	IRB	Total	Standardized	IRB	Total
Retail
Residential secured	$4,942	$488,005	$492,947	$4,989	$477,898	$482,887
Qualifying revolving retail	803	167,804	168,607	–	166,722	166,722

Other retail	3,222	93,185	96,407	3,232	92,925	96,157

Total retail	8,967	748,994	757,961	8,221	737,545	745,766
Non-retail
Corporate	3,460	607,770	611,230	2,205	695,746	697,951
Sovereign	249	579,199	579,448	1	507,533	507,534

Bank	4,977	139,551	144,528	646	150,333	150,979

Total non-retail	8,686	1,326,520	1,335,206	2,852	1,353,612	1,356,464
Gross credit risk exposures	$17,653	$2,075,514	$2,093,167	$11,073	$2,091,157	$2,102,230

1	Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 31

MARKET RISK
Market risk capital is calculated using internal models and comprises three components:
(1) Value-at-Risk
(VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading
market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 28:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)	As at
	April 30, 2023				October 31, 2022
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$103,324	$254	$103,070	$–	$137,294	$422	$136,872	$–	Interest rate
Trading loans, securities, and other	157,539	153,828	3,711	–	143,726	142,294	1,432	–	Interest rate
Non-trading financial assets at fair value through profit or loss	8,546	–	8,546	–	10,946	–	10,946	–	Equity, foreign exchange, interest rate
Derivatives	75,212	69,064	6,148	–	103,873	98,305	5,568	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	5,237	–	5,237	–	5,039	–	5,039	–	Interest rate
Financial assets at fair value through other comprehensive income	74,009	–	74,009	–	69,675	–	69,675	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	330,891	–	330,891	–	342,774	–	342,774	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	198,076	8,051	190,025	–	160,167	7,450	152,717	–	Interest rate
Loans, net of allowance for loan losses	849,618	–	849,618	–	831,043	–	831,043	–	Interest rate
Customers’ liability under acceptances	19,558	–	19,558	–	19,733	–	19,733	–	Interest rate
Investment in Schwab	9,119	–	9,119	–	8,088	–	8,088	–	Equity
Other assets 1	3,512	–	3,512	–	3,414	–	3,414	–	Interest rate

Assets not exposed to market risk	91,811	–	–	91,811	81,756	–	–	81,756
Total Assets	$1,926,452	$231,197	$1,603,444	$91,811	$1,917,528	$248,471	$1,587,301	$81,756
Liabilities subject to market risk
Trading deposits	$25,077	$24,448	$629	$–	$23,805	$22,962	$843	$–	Equity, interest rate
Derivatives	63,706	61,449	2,257	–	91,133	86,727	4,406	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	12,832	12,832	–	–	12,612	12,612	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	201,061	4	201,057	–	162,786	3	162,783	–	Interest rate
Deposits	1,189,370	–	1,189,370	–	1,229,970	–	1,229,970	–	Interest rate, foreign exchange
Acceptances	19,558	–	19,558	–	19,733	–	19,733	–	Interest rate
Obligations related to securities sold short	48,797	46,953	1,844	–	45,505	44,427	1,078	–	Interest rate
Obligations related to securities sold under repurchase agreements	146,959	4,348	142,611	–	128,024	9,509	118,515	–	Interest rate
Securitization liabilities at amortized cost	14,756	–	14,756	–	15,072	–	15,072	–	Interest rate
Subordinated notes and debentures	11,366	–	11,366	–	11,290	–	11,290	–	Interest rate
Other liabilities 1	26,602	–	26,602	–	23,291	–	23,291	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	166,368	–	–	166,368	154,307	–	–	154,307
Total Liabilities and Equity	$1,926,452	$150,034	$1,610,050	$166,368	$1,917,528	$176,240	$1,586,981	$154,307

1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 32

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day
holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day
holding period.
The following graph discloses daily
one-day
VaR usage and trading net revenue, reported on a TEB, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the quarter ended April 30, 2023, there were 4 days of trading losses and trading net revenue was positive for 94% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing, as well as limits based on the sensitivity to various market risk factors.
Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a periodically reviewed and selected year of stressed market conditions. In the second quarter of 2023, Stressed VaR was calculated using the one-year
period that includes the 2008 financial crisis. Stressed VaR is a part of regulatory capital requirements.
Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year
horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to
positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 33

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 29:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)	For the three months ended							For the six months ended
	April 30 2023					January 31 2023	April 30 2022	April 30 2023	April 30 2022
	As at	Average	High		Low	Average	Average	Average	Average
Interest rate risk	$21.7	$28.6	$44.2		$16.5	$24.1	$22.5	$26.3	$20.0
Credit spread risk	35.0	31.8	41.9		22.5	29.2	20.0	30.5	16.0
Equity risk	10.4	11.4	15.8		8.9	10.6	13.8	11.0	12.5
Foreign exchange risk	2.5	4.4	7.1		1.7	4.8	1.4	4.6	1.3
Commodity risk	2.9	3.6	5.4		2.3	8.1	4.5	5.9	4.7
Idiosyncratic debt specific risk	28.0	36.0	48.5		28.0	38.9	31.1	37.5	26.7

Diversification effect 1	(59.2)	(65.9)	n/m	2	n/m	(62.7)	(54.9)	(64.4)	(47.7)

Total Value-at-Risk (one-day)	41.3	49.9	66.7		39.7	53.0	38.4	51.4	33.5

Stressed Value-at-Risk (one-day)	48.0	51.2	60.9		42.1	61.4	81.1	56.3	75.2
Incremental Risk Capital Charge (one-year)	$136.3	$147.1	$165.7		$129.0	$139.1	$289.3	$143.1	$307.8

1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average VaR decreased quarter-over-quarter, however increased year-over-year due to interest rate increases and credit spread widening in 2022, reflected in the historical VaR window. Average Stressed VaR decreased compared to both last quarter and same quarter last year due to changes in interest rate risk.
Average IRC decreased year-over-year due to changes in bond positions.
Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year
horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.
Structural
(Non-Trading)
Interest Rate Risk
The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book does not include exposures from TD’s Wholesale Banking or Insurance businesses.
The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance
sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.
The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance
sheet items assuming a constant balance sheet over the period.
The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to the Board policy limits, book-level risk limits are set for the Bank’s management of non-trading
interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps
in
crease or decrease in interest rates on the EVE and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of
-25
bps.

TABLE 30:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	April 30, 2023						January 31, 2023		October 31, 2022
	EVE Sensitivity			NII Sensitivity 1,2			EVE Sensitivity	NII Sensitivity 1,2	EVE Sensitivity	NII Sensitivity 1
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$(215)	$(1,467)	$(1,682)	$433	$352	$785	$(1,610)	$1,135	$(1,496)	$1,213

100 bps decrease in rates	70	1,036	1,106	(475)	(435)	(910)	1,056	(1,216)	1,102	(1,381)

1	Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.
2
Results
are presented inclusive of the interest rate swaps de-designated from hedge accounting relationships to mitigate the impacts of interest rate volatility to closing capital of the First Horizon acquisition. Since these swaps were pre-existing hedges which economically hedge the Bank’s non-trading market risk, their inclusion had no impact on the quarter-over-quarter results. This strategy was discontinued following the announcement on May 4, 2023 by the bank and First Horizon that they had entered into a mutual agreement to terminate the previously announced merger agreement.

As at April 30, 2023, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $1,682 million, an increase of $72 million from last quarter, and a positive impact to the Bank’s NII of $785 million, a decrease of $350 million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $1,106 million, an increase of $50 million from last quarter, and a negative impact to the Bank’s NII of $910 million, a decrease of $306 million from last quarter. The quarter-over-quarter increase in up shock EVE is primarily due to a small increase in the duration of assets supported by equity. The quarter-over-quarter decrease in NII Sensitivity is primarily due to deposit attrition and changes in deposit composition.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 34

Liquidity Risk
Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed
price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a
90-day
survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by OSFI’s Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The Global Liquidity & Funding Committee, a subcommittee of the ALCO comprised of senior management from Treasury, Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the SET member responsible for Treasury, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually
and the related policies annually.
The Bank has established TD Group US Holding LLC (TDGUS) as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.
The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2022 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2022 Annual Report.
Liquid assets
The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given its underlying high credit quality and demonstrated liquidity.
Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the
Bank’s insurance businesses as these are used to support insurance-specific liabilities and capital requirements.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 35

TABLE 31:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
	April 30, 2023
Cash and central bank reserves	$36,133	$–	$36,133	4%	$486	$35,647
Canadian government obligations	18,540	89,937	108,477	12	58,653	49,824
National Housing Act Mortgage-Backed Securities (NHA MBS)	39,029	2	39,031	5	1,124	37,907
Obligations of provincial governments, public sector entities and multilateral development banks 3	40,739	25,229	65,968	8	35,382	30,586
Corporate issuer obligations	14,547	4,953	19,500	2	5,112	14,388

Equities	14,810	6,092	20,902	2	13,633	7,269
Total Canadian dollar-denominated	163,798	126,213	290,011	33	114,390	175,621
Cash and central bank reserves	65,618	–	65,618	8	454	65,164
U.S. government obligations	87,377	56,912	144,289	16	50,587	93,702
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	86,951	9,142	96,093	11	21,779	74,314
Obligations of other sovereigns, public sector entities and multilateral development banks 3	65,521	48,837	114,358	13	47,673	66,685
Corporate issuer obligations	85,727	6,768	92,495	10	12,994	79,501

Equities	42,601	37,553	80,154	9	45,101	35,053
Total non-Canadian dollar-denominated	433,795	159,212	593,007	67	178,588	414,419
Total	$597,593	$285,425	$883,018	100%	$292,978	$590,040

		October 31, 2022
Cash and central bank reserves	$48,965	$–	$48,965	6%	$628	$48,337
Canadian government obligations	17,133	88,511	105,644	12	68,175	37,469
NHA MBS	28,650	157	28,807	3	1,161	27,646
Obligations of provincial governments, public sector entities and multilateral development banks 3	38,099	23,907	62,006	7	33,364	28,642
Corporate issuer obligations	11,657	4,935	16,592	2	3,659	12,933

Equities	12,746	4,602	17,348	2	13,497	3,851
Total Canadian dollar-denominated	157,250	122,112	279,362	32	120,484	158,878
Cash and central bank reserves	84,777	–	84,777	10	–	84,777
U.S. government obligations	86,611	54,614	141,225	16	47,518	93,707
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	92,793	7,924	100,717	11	21,660	79,057
Obligations of other sovereigns, public sector entities and multilateral development banks 3	66,278	53,515	119,793	14	48,079	71,714
Corporate issuer obligations	96,971	4,620	101,591	11	11,378	90,213

Equities	25,665	32,006	57,671	6	42,347	15,324
Total non-Canadian dollar-denominated	453,095	152,679	605,774	68	170,982	434,792
Total	$610,345	$274,791	$885,136	100%	$291,466	$593,670

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic
and
foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 32:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)		As at
	April 30 2023	October 31 2022
The Toronto-Dominion Bank (Parent)	$236,157	$207,177
Bank subsidiaries	317,694	330,063

Foreign branches	36,189	56,430
Total	$590,040	$593,670

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 36

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended April 30, 2023 and January 31, 2023, are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)	Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
	April 30, 2023
Cash and central bank reserves	$41,271	$–	$41,271	5%	$469	$40,802
Canadian government obligations	15,561	85,994	101,555	12	59,806	41,749
NHA MBS	38,102	2	38,104	4	1,068	37,036
Obligations of provincial governments, public sector entities and multilateral development banks 3	39,239	24,235	63,474	7	34,040	29,434
Corporate issuer obligations	14,106	4,905	19,011	2	5,072	13,939

Equities	14,204	5,476	19,680	2	13,013	6,667
Total Canadian dollar-denominated	162,483	120,612	283,095	32	113,468	169,627
Cash and central bank reserves	77,570	–	77,570	9	271	77,299
U.S. government obligations	86,867	57,492	144,359	16	51,309	93,050
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	87,793	8,104	95,897	11	21,487	74,410
Obligations of other sovereigns, public sector entities and multilateral development banks 3	65,289	53,102	118,391	13	51,207	67,184
Corporate issuer obligations	87,327	6,757	94,084	11	12,743	81,341

Equities	39,008	35,006	74,014	8	41,762	32,252
Total non-Canadian dollar-denominated	443,854	160,461	604,315	68	178,779	425,536
Total	$606,337	$281,073	$887,410	100%	$292,247	$595,163

	January 31, 2023
Cash and central bank reserves	$55,143	$–	$55,143	6%	$595	$54,548
Canadian government obligations	16,444	86,332	102,776	11	71,107	31,669
NHA MBS	31,881	14	31,895	3	1,142	30,753
Obligations of provincial governments, public sector entities and multilateral development banks 3	38,692	24,379	63,071	7	33,783	29,288
Corporate issuer obligations	10,649	5,518	16,167	2	5,027	11,140

Equities	13,690	3,492	17,182	2	11,810	5,372
Total Canadian dollar-denominated	166,499	119,735	286,234	31	123,464	162,770
Cash and central bank reserves	89,443	–	89,443	10	125	89,318
U.S. government obligations	88,214	56,104	144,318	16	52,703	91,615
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	91,320	7,105	98,425	11	20,958	77,467
Obligations of other sovereigns, public sector entities and multilateral development banks 3	66,898	56,432	123,330	13	53,836	69,494
Corporate issuer obligations	97,839	5,855	103,694	11	11,831	91,863

Equities	37,059	31,917	68,976	8	39,344	29,632
Total non-Canadian dollar-denominated	470,773	157,413	628,186	69	178,797	449,389
Total	$637,272	$277,148	$914,420	100%	$302,261	$612,159

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 34:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	April 30 2023	January 31 2023
The Toronto-Dominion Bank (Parent)	$230,309	$220,329
Bank subsidiaries	318,662	327,946

Foreign branches	46,192	63,884
Total	$595,163	$612,159
ASSET ENCUMBRANCE
In the course of the Bank’s
day-to-day
operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 37

TABLE 35:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars)	As at
	Total Assets			Encumbered 1		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions 2	Total Assets	Pledged as Collateral 3	Other 4	Available as Collateral 5	Other 6
						April 30, 2023
Cash and due from banks	$6,874	$–	$6,874	$–	$–	$–	$6,874
Interest-bearing deposits with banks	103,324	–	103,324	6,701	130	94,117	2,376
Securities, trading loans, and other 7	576,222	400,052	976,274	369,533	12,894	560,195	33,652
Derivatives	75,212	–	75,212	–	–	–	75,212
Securities purchased under reverse repurchase agreements 8	198,076	(198,076)	–	–	–	–	–
Loans, net of allowance for loan losses 9	849,618	(12,796)	836,822	80,205	55,388	24,302	676,927
Customers’ liabilities under acceptances	19,558	–	19,558	–	–	–	19,558

Other assets 10	97,568	–	97,568	735	–	–	96,833

Total assets	$1,926,452	$189,180	$2,115,632	$457,174	$68,412	$678,614	$911,432

						October 31, 2022

Total assets	$1,917,528	$192,081	$2,109,609	$423,346	$64,864	$710,237	$911,162

1
Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance
sheet and
off-balance
sheet, for the purpose of this disclosure, the
on-
and
off-balance
sheet holdings are encumbered in alignment with the business practice.

2	Assets received as collateral through off-balance sheet transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3
Represents assets that have been posted externally to support the Bank’s day-to-day
operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

4	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5
Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

6
Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).

7	Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, financial assets at FVOCI, and DSAC.
8
Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

9
The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

10
Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS
In addition to the Severe Combined Stress Scenario, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of
TD-specific
events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.
The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for certain subsidiaries operating in foreign jurisdictions (Regional CFPs). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirements to pledge collateral, reduced access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.
Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time,
based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 38

TABLE 36:  CREDIT RATINGS
1

As at
April 30, 2023
	Moody’s	S&P	Fitch	DBRS
Deposits/Counterparty 2	Aa1	AA-	AA	AA (high)
Legacy Senior Debt 3	Aa2	AA-	AA	AA (high)
Senior Debt 4	A1	A	AA-	AA
Covered Bonds	Aaa	–	–	AAA
Subordinated Debt	A2	A	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	BBB+	Pfd-2 (high)
Limited Recourse Capital Notes – NVCC	Baa1 (hyb)	BBB	BBB+	A (low)
Short-Term Debt (Deposits)	P-1	A-1+	F1+	R-1 (high)

Outlook	Stable	Stable	Stable	Stable

1
The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

2	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s Long-Term Deposits Rating and DBRS’ Long-Term Issuer Rating.
3	Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
4	Subject to conversion under the bank recapitalization “bail-in” regime.
The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to over-the-counter
(OTC) derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 37:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
1

(millions of Canadian dollars)	Average for the three months ended
	April 30 2023	January 31 2023
One-notch downgrade	$134	$73
Two-notch downgrade	205	126

Three-notch downgrade	906	894

1	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.
LIQUIDITY COVERAGE RATIO
The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered high-quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.
Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off
rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial
entities.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 39

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 38:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO
1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	April 30, 2023
	Total unweighted value (average) 2		Total weighted value (average) 3
High-quality liquid assets
Total high-quality liquid assets	$ n/a	4	$347,104

Cash outflows
Retail deposits and deposits from small business customers, of which:	$503,958		33,467
Stable deposits 5	251,258		7,538
Less stable deposits	252,700		25,929
Unsecured wholesale funding, of which:	346,565		171,016
Operational deposits (all counterparties) and deposits in networks of cooperative banks 6	135,291		32,099
Non-operational deposits (all counterparties)	171,347		98,990
Unsecured debt	39,927		39,927
Secured wholesale funding	n/a		31,732
Additional requirements, of which:	315,311		93,050
Outflows related to derivative exposures and other collateral requirements	49,107		34,903
Outflows related to loss of funding on debt products	12,422		12,422
Credit and liquidity facilities	253,782		45,725
Other contractual funding obligations	19,931		12,240

Other contingent funding obligations 7	762,306		11,691
Total cash outflows	$ n/a		$353,196

Cash inflows
Secured lending	$218,646		$33,186
Inflows from fully performing exposures	21,306		8,736

Other cash inflows	69,559		69,559
Total cash inflows	$309,511		$111,481

	Average for the three months ended
	April 30, 2023		January 31, 2023
	Total adjusted value		Total adjusted value
Total high-quality liquid assets 8	$347,104		$355,387
Total net cash outflows 9	241,715		251,604
Liquidity coverage ratio	144%		141%

1	The LCR for the quarter ended April 30, 2023 is calculated as an average of the 61 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4	Not applicable as per the LCR common disclosure template.
5
As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized
enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

6
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

7
Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

8	Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).
The Bank’s average LCR of 144% for the quarter ended April 30, 2023 continues to meet the regulatory requirements.
The Bank holds a variety of liquid assets commensurate with the liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended April 30, 2023 was $347 billion (January 31, 2023 – $355 billion), with Level 1 assets representing 86% (January 31, 2023 – 84%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.
As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2022 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s
90-day
surplus requirement and the target buffers over regulatory requirements from the LCR, NSFR, and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.
NET STABLE FUNDING RATIO
The NSFR is a Basel III metric calculated as the ratio of total available stable funding (ASF) over total required stable funding (RSF) in accordance with OSFI’s LAR guideline. The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the LAR guideline. The Bank’s ASF comprises the Bank’s liability and capital instruments (including deposits and wholesale funding). The assets that require stable funding are based on the Bank’s on and off-balance
sheet activities and a function of their liquidity characteristics and the requirements of OSFI’s LAR guideline.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 40

TABLE 39:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)		As at
		April 30, 2023
		Unweighted value by residential maturity
	No maturity 1		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value 2
Available Stable Funding Item
Capital		$113,185	$	n/a	$	n/a		$10,897	$124,082
Regulatory capital		113,185		n/a		n/a		10,897	124,082
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		469,948		47,376		28,397		24,778	528,951
Stable deposits 3		256,007		9,139		6,889		9,415	267,849
Less stable deposits		213,941		38,237		21,508		15,363	261,102
Wholesale funding:		230,107		357,080		94,926		260,209	469,656
Operational deposits 4		98,199		3,309		4		–	50,756
Other wholesale funding		131,908		353,771		94,922		260,209	418,900
Liabilities with matching interdependent assets 5		–		3,663		1,714		18,325	–
Other liabilities:		64,179						73,232	2,484
NSFR derivative liabilities		n/a						129	n/a

All other liabilities and equity not included in the above categories		64,179		69,655		1,929		1,519	2,484
Total Available Stable Funding									$1,125,173
Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$60,032
Deposits held at other financial institutions for operational purposes		–		1,066		–		–	533
Performing loans and securities		96,784		222,019		90,473		674,604	730,525
Performing loans to financial institutions secured by Level 1 HQLA		–		78,943		10,700		–	15,426
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		–		44,111		5,432		10,350	17,815
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		34,813		51,389		38,466		281,454	319,701
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk		n/a		31,457		22,687		178	27,174
Performing residential mortgages, of which:		30,982		36,771		31,305		303,750	274,653
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk 6		30,982		36,771		31,305		303,750	274,653
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		30,989		10,805		4,570		79,050	102,930
Assets with matching interdependent liabilities 5		–		2,777		1,837		19,087	–
Other assets:		67,972						117,644	103,607
Physical traded commodities, including gold		10,312		n/a		n/a		n/a	8,964
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs								16,378	13,921
NSFR derivative assets		n/a						8,644	8,515
NSFR derivative liabilities before deduction of variation margin posted		n/a						20,958	1,048
All other assets not included in the above categories		57,660		64,917		2,103		4,644	71,159

Off-balance sheet items		n/a						745,327	26,922
Total Required Stable Funding									$921,619
Net Stable Funding Ratio									122%

									As at
		October 31, 2022
Total Available Stable Funding									$1,058,087
Total Required Stable Funding									866,383
Net Stable Funding Ratio									122%

1
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

2	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
3
As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

4
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

5
Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds Program and their corresponding encumbered assets.

6	Includes Residential Mortgages and HELOCs.
The Bank’s NSFR for the quarter ended April 30, 2023 is at 122% (October 31, 2022 – 122%) and has met the regulatory requirements. The NSFR changes quarter-to-quarter
are based on a number of factors including deposit and loan growth, changes in capital levels, wholesale funding issuance and maturities, and changes in the maturity profile of wholesale funding.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 41

FUNDING
The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with liquidity risk
management policies that require assets be funded to the appropriate term and to a prudent diversification profile.
The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up approximately

70
% of the Bank’s total funding.

TABLE 40:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)	As at
	April 30 2023	October 31 2022
P&C deposits – Canadian	$518,589	$525,294

P&C deposits – U.S. 1	443,215	493,223
Total	$961,804	$1,018,517
1	P&C deposits in U.S. are presented on a Canadian equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.
WHOLESALE FUNDING
The Bank maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, and notes backed by credit card receivables (Evergreen Credit Card Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year or less) funding using certificates of deposit, commercial paper, and bankers’ acceptances.
The following table summarizes the registered term funding and capital programs by geography, with the related program size as at April 30, 2023.

Canada	United States	Europe
Capital Securities Program ($20 billion) Canadian Senior Medium-Term Linked Notes Program ($5 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$75 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)
The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at April 30, 2023, was $162.8 billion (October 31, 2022 – $150.5 billion).
Note that Table 41: Long-Term Funding and Table 42: Wholesale Funding do not include any funding accessed via repurchase transactions or securities financing.

TABLE 41:  LONG-TERM FUNDING

	As at
Long-term funding by currency	April 30 2023	October 31 2022
Canadian dollar	30%	31%
U.S. dollar	36	43
Euro	26	20
British pound	4	3

Other	4	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium-term notes	66%	67%
Covered bonds	24	22
Mortgage securitization 1	9	10

Term asset-backed securities	1	1
Total	100%	100%

1	Mortgage securitization includes mortgage-backed securities (MBS) issued to external investors and excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so
that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 42

The following table represents the remaining maturity of various sources of funding outstanding as at April 30, 2023 and October 31, 2022.

TABLE 42:  WHOLESALE FUNDING
1

(millions of Canadian dollars)	As at
	April 30 2023								October 31 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks 2	$22,303	$2,084	$1,670	$4,814	$30,871	$–	$–	$30,871	$31,833
Bearer deposit notes	42	150	231	450	873	–	–	873	1,275
Certificates of deposit	18,404	24,502	33,407	36,306	112,619	83	99	112,801	98,574
Commercial paper	8,141	10,915	20,966	15,885	55,907	–	–	55,907	62,906
Covered bonds	457	750	–	5,957	7,164	1,689	29,900	38,753	33,978
Mortgage securitization 3	–	1,069	2,703	1,690	5,462	6,017	16,109	27,588	27,684
Legacy senior unsecured medium-term notes 4	2,304	6,928	1,020	896	11,148	1,956	230	13,334	13,631
Senior unsecured medium-term notes 5	–	4,666	2,368	10,443	17,477	17,122	59,054	93,653	84,956
Subordinated notes and debentures 6	–	–	–	–	–	–	11,366	11,366	11,290
Term asset-backed securitization	–	–	–	480	480	1,330	458	2,268	1,826

Other 7	41,958	8,237	2,094	8,935	61,224	2,028	609	63,861	32,603
Total	$93,609	$59,301	$64,459	$85,856	$303,225	$30,225	$117,825	$451,275	$400,556

Of which:
Secured	$18,733	$7,234	$2,703	$14,219	$42,889	$9,036	$46,472	$98,397	$63,496

Unsecured	74,876	52,067	61,756	71,637	260,336	21,189	71,353	352,878	337,060
Total	$93,609	$59,301	$64,459	$85,856	$303,225	$30,225	$117,825	$451,275	$400,556

1	Excludes Bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing Risk” section of this document.
2	Includes fixed-term deposits with banks.
3	Includes mortgage backed securities issued to external investors and Wholesale Banking residential mortgage trading business.
4
Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less than 400 days.

5
Comprised of senior debt subject to conversion under the bank recapitalization
“bail-in”
regime. Excludes $3.7 billion of structured notes subject to conversion under the
“bail-in”
regime (October 31, 2022 – $2.3 billion).

6	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7	Includes fixed-term deposits from non-bank institutions (unsecured) of $21.6 billion (October 31, 2022 – $21.3 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential mortgage trading business, the Bank’s total mortgage-backed securities issued to external investors for the three and six months ended April 30, 2023 was $0.4 billion and $0.8 billion (three and six months ended April 30, 2022 – $0.5 billion and $0.9 billion) and other asset-backed securities issued for the three and six months ended April 30, 2023 was $0.1 billion and $0.4 billion (three and six months ended April 30, 2022 – nil). The Bank also issued $1.0 billion and $13.9 billion of unsecured medium-term notes for the three and six months ended April 30, 2023 (three and six months ended April 30, 2022 – $14.6 billion and $22.3 billion) and $9.
7
 billion of covered bonds for the three and six months ended April 30, 2023 (three and six months ended April 30, 2022 – $7.6 billion).
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In January 2022, OSFI published finalized updates to its LAR guideline, following a public consultation period that began in March 2021. The primary changes to the LAR involve enhancements to the NCCF supervisory tool to improve the risk sensitivity of the metric. Other significant changes include the addition of contingencies for undrawn loan commitments, changes to certain loan cash inflows, and the adjustment of deposit runoff factors. The new LAR guideline has been implemented as of April 2023.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND
OFF-BALANCE
SHEET COMMITMENTS
The following table summarizes
on-balance
sheet and
off-balance
sheet categories by remaining contractual maturity.
Off-balance
sheet commitments include contractual obligations to make future payments on certain lease-related commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity
deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading
assets including personal and business term loans and the stable balance of revolving lines of credit. Additionally, the Bank issues long-term funding in respect of such non-trading
assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 43

TABLE
43
: REMAINING CONTRACTUAL
MATURITY

(millions of Canadian dollars)	As at
	April 30, 2023
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$6,874	$–	$–	$–	$–	$–	$–	$–	$–	$6,874
Interest-bearing deposits with banks	101,821	323	–	–	–	–	–	–	1,180	103,324
Trading loans, securities, and other 1	3,713	6,071	5,491	2,060	4,318	10,759	28,230	25,188	71,709	157,539
Non-trading financial assets at fair value through profit or loss	42	473	–	221	400	2,643	1,583	1,758	1,426	8,546
Derivatives	8,503	8,540	5,881	4,719	2,397	9,001	21,248	14,923	–	75,212
Financial assets designated at fair value through profit or loss	325	175	415	336	217	1,051	1,402	1,316	–	5,237
Financial assets at fair value through other comprehensive income	1,457	3,552	2,257	1,081	1,023	8,967	18,568	32,478	4,626	74,009
Debt securities at amortized cost, net of allowance for credit losses	1,670	13,331	4,747	4,642	4,014	31,417	113,072	158,000	(2)	330,891
Securities purchased under reverse repurchase agreements 2	135,925	28,990	20,786	7,161	3,750	263	1,151	50	–	198,076
Loans
Residential mortgages	884	5,401	8,414	5,375	6,113	52,185	171,141	50,742	–	300,255
Consumer instalment and other personal	1,056	2,355	2,985	2,427	4,072	26,346	81,980	30,990	55,399	207,610
Credit card	–	–	–	–	–	–	–	–	36,508	36,508

Business and government	35,283	9,395	13,834	11,414	13,062	40,400	96,397	67,499	24,605	311,889

Total loans	37,223	17,151	25,233	19,216	23,247	118,931	349,518	149,231	116,512	856,262

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,644)	(6,644)

Loans, net of allowance for loan losses	37,223	17,151	25,233	19,216	23,247	118,931	349,518	149,231	109,868	849,618
Customers’ liability under acceptances	13,996	5,554	8	–	–	–	–	–	–	19,558
Investment in Schwab	–	–	–	–	–	–	–	–	9,119	9,119
Goodwill 3	–	–	–	–	–	–	–	–	18,183	18,183
Other intangibles 3	–	–	–	–	–	–	–	–	2,715	2,715
Land, buildings, equipment, and other depreciable assets 3	–	7	8	12	8	62	568	3,278	5,421	9,364
Deferred tax assets	–	–	–	–	–	–	–	–	3,065	3,065
Amounts receivable from brokers, dealers, and clients	28,036	–	–	–	–	–	–	–	–	28,036

Other assets	8,235	1,568	770	754	3,772	90	148	80	11,669	27,086
Total assets	$347,820	$85,735	$65,596	$40,202	$43,146	$183,184	$535,488	$386,302	$238,979	$1,926,452

Liabilities
Trading deposits	$1,172	$1,679	$4,466	$2,121	$2,698	$6,337	$5,090	$1,514	$–	$25,077
Derivatives	8,158	9,002	4,694	3,912	2,405	6,823	13,780	14,932	–	63,706
Securitization liabilities at fair value	–	463	903	463	345	2,586	4,886	3,186	–	12,832
Financial liabilities designated at fair value through profit or loss	48,253	39,342	54,604	38,667	19,917	83	94	–	101	201,061
Deposits 4,5
Personal	5,300	9,311	11,352	18,966	17,197	14,846	18,648	23	533,224	628,867
Banks	25,393	5,540	41	6,120	–	–	4	13	12,172	49,283

Business and government	24,173	25,110	8,824	5,103	19,908	22,255	71,374	18,488	315,985	511,220

Total deposits	54,866	39,961	20,217	30,189	37,105	37,101	90,026	18,524	861,381	1,189,370
Acceptances	13,996	5,554	8	–	–	–	–	–	–	19,558
Obligations related to securities sold short 1	980	3,500	1,516	1,597	1,515	5,703	16,846	13,961	3,179	48,797
Obligations related to securities sold under repurchase agreements 2	132,472	9,699	2,844	1,719	75	129	15	6	–	146,959
Securitization liabilities at amortized cost	–	606	1,800	527	355	3,431	5,047	2,990	–	14,756
Amounts payable to brokers, dealers, and clients	26,783	–	–	–	–	–	–	–	–	26,783
Insurance-related liabilities	142	276	414	414	454	927	1,476	692	2,500	7,295
Other liabilities	13,792	7,472	3,955	3,404	613	1,807	1,795	4,302	5,638	42,778

Subordinated notes and debentures	–	–	–	–	–	–	200	11,166	–	11,366

Equity	–	–	–	–	–	–	–	–	116,114	116,114
Total liabilities and equity	$300,614	$117,554	$95,421	$83,013	$65,482	$64,927	$139,255	$71,273	$988,913	$1,926,452
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$24,070	$36,814	$23,582	$18,219	$19,710	$45,282	$154,360	$5,485	$1,452	$328,974
Other commitments 8	163	157	222	349	177	647	1,355	317	75	3,462

Unconsolidated structured entity commitments	–	311	–	1,019	297	534	–	–	–	2,161
Total off-balance sheet commitments	$24,233	$37,282	$23,804	$19,587	$20,184	$46,463	$155,715	$5,802	$1,527	$334,597

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $39 billion of covered bonds with remaining contractual maturities of $1 billion in ‘less than 1 month’, $1 billion in ‘1 to 3 months’, $6 billion in ‘over 9 months to 1 year’, $
2

billion in ‘over 1 to 2 years’, $27 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

6	Includes $546 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 44

TABLE
43
:  REMAINING CONTRACTUAL MATURITY
(
continued
)

(millions of Canadian dollars)	As at
	October 31, 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and due from banks	$8,556	$–	$–	$–	$–	$–	$–	$–	$–	$8,556
Interest-bearing deposits with banks	135,855	197	143	–	–	–	–	–	1,099	137,294
Trading loans, securities, and other 1	4,601	4,876	5,310	4,477	4,055	12,910	23,057	23,051	61,389	143,726
Non-trading financial assets at fair value through profit or loss	111	–	222	685	–	4,071	2,475	2,133	1,249	10,946
Derivatives	14,436	16,306	7,870	5,155	4,575	10,622	26,319	18,590	–	103,873
Financial assets designated at fair value through profit or loss	229	777	235	391	243	610	1,345	1,209	–	5,039
Financial assets at fair value through other comprehensive income	2,117	2,401	1,531	3,367	1,712	6,415	20,091	28,721	3,320	69,675
Debt securities at amortized cost, net of allowance for credit losses	2,333	3,607	7,082	14,706	4,678	29,069	106,919	174,381	(1)	342,774
Securities purchased under reverse repurchase agreements 2	113,845	15,050	17,977	9,745	3,240	310	–	–	–	160,167
Loans
Residential mortgages	672	2,327	5,585	9,122	9,115	34,909	181,763	50,431	–	293,924
Consumer instalment and other personal	543	1,027	2,480	4,002	3,430	19,635	88,071	30,056	56,908	206,152
Credit card	–	–	–	–	–	–	–	–	36,010	36,010

Business and government	33,836	7,398	10,693	10,854	14,245	33,366	89,367	68,078	33,552	301,389

Total loans	35,051	10,752	18,758	23,978	26,790	87,910	359,201	148,565	126,470	837,475

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,432)	(6,432)

Loans, net of allowance for loan losses	35,051	10,752	18,758	23,978	26,790	87,910	359,201	148,565	120,038	831,043
Customers’ liability under acceptances	16,002	3,712	16	3	–	–	–	–	–	19,733
Investment in Schwab	–	–	–	–	–	–	–	–	8,088	8,088
Goodwill 3	–	–	–	–	–	–	–	–	17,656	17,656
Other intangibles 3	–	–	–	–	–	–	–	–	2,303	2,303
Land, buildings, equipment, and other depreciable assets 3	–	–	2	2	2	36	525	3,462	5,371	9,400
Deferred tax assets	–	–	–	–	–	–	–	–	2,193	2,193
Amounts receivable from brokers, dealers, and clients	19,719	41	–	–	–	–	–	–	–	19,760

Other assets	4,726	1,262	6,537	232	274	74	57	72	12,068	25,302
Total assets	$357,581	$58,981	$65,683	$62,741	$45,569	$152,027	$539,989	$400,184	$234,773	$1,917,528
Liabilities
Trading deposits	$4,038	$2,227	$4,390	$1,740	$1,758	$4,181	$4,136	$1,335	$–	$23,805
Derivatives	12,560	16,189	8,764	5,230	3,531	9,413	18,116	17,330	–	91,133
Securitization liabilities at fair value	36	1,245	216	447	899	2,357	4,675	2,737	–	12,612
Financial liabilities designated at fair value through profit or loss	18,718	21,893	52,501	45,442	23,331	805	96	–	–	162,786
Deposits 4,5
Personal	4,551	6,872	10,173	10,394	11,801	12,801	13,038	31	591,177	660,838
Banks	22,153	453	51	–	13	–	3	3	15,587	38,263

Business and government	34,236	17,779	10,095	17,173	8,234	26,060	63,392	13,167	340,733	530,869

Total deposits	60,940	25,104	20,319	27,567	20,048	38,861	76,433	13,201	947,497	1,229,970
Acceptances	16,002	3,712	16	3	–	–	–	–	–	19,733
Obligations related to securities sold short 1	1,418	2,125	1,611	1,257	1,312	6,691	15,015	13,146	2,930	45,505
Obligations related to securities sold under repurchase agreements 2	118,278	6,553	2,382	545	188	78	–	–	–	128,024
Securitization liabilities at amortized cost	–	595	390	609	1,812	2,724	5,730	3,212	–	15,072
Amounts payable to brokers, dealers, and clients	25,155	40	–	–	–	–	–	–	–	25,195
Insurance-related liabilities	146	296	439	439	481	947	1,482	645	2,593	7,468
Other liabilities	14,587	2,417	2,006	1,050	761	1,725	1,136	4,660	5,210	33,552

Subordinated notes and debentures	–	–	–	–	–	–	200	11,090	–	11,290
Equity	–	–	–	–	–	–	–	–	111,383	111,383
Total liabilities and equity	$271,878	$82,396	$93,034	$84,329	$54,121	$67,782	$127,019	$67,356	$1,069,613	$1,917,528
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$19,249	$22,494	$22,536	$19,326	$18,060	$41,357	$140,699	$4,882	$1,461	$290,064
Other commitments 8	87	208	177	234	205	549	1,316	365	7	3,148

Unconsolidated structured entity commitments	–	126	18	204	–	1,233	510	–	–	2,091
Total off-balance sheet commitments	$19,336	$22,828	$22,731	$19,764	$18,265	$43,139	$142,525	$5,247	$1,468	$295,303

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $34 billion of covered bonds with remaining contractual maturities of $2 billion in 1 to 3 months, $5 billion in ‘over 3 months to 6 months’, $1 billion in ‘over 6 months to 9 months’, $5 billion in ‘over 1 to 2 years’, and $21 billion in ‘over 2 to 5 years’.

6	Includes $502 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 45

REGULATORY DEVELOPMENTS CONCERNING E&S RISK (INCLUDING CLIMATE)
On March 7, 2023, OSFI issued Final Guideline B-15: Climate Risk Management (Guideline B-15), which sets out OSFI’s expectations related to the management and disclosure of climate-related risks and opportunities. Guideline B-15 is iterative and is currently organized into interrelated and mutually reinforcing chapters, Chapter 1 – Governance and Risk Management Expectations and Chapter 2 – Climate-Related Financial Disclosures. Components of Guideline B-15 are initially effective for D-SIBs for fiscal year-end 2024, where annual disclosures are required to be made publicly available no later than 180 days after fiscal year-end. The Bank is currently assessing the impact of adopting Guideline B-15.

SECURITIZATION AND
OFF-BALANCE
SHEET ARRANGEMENTS
The Bank enters into securitization and
off-balance
sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and
Off-Balance
Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2022 Annual Report for further details. There have been no significant changes to the Bank’s securitization and off-balance
sheet arrangements during the quarter ended April 30, 2023.
Securitization of Third Party-Originated Assets
Significant Unconsolidated Special Purpose Entities
The Bank securitizes third party-originated assets through Bank-sponsored SEs, including its Canadian multi-seller conduits which are not consolidated. These Canadian multi-seller conduits securitize Canadian originated third-party assets. The Bank administers these multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $12.2 billion as at April 30, 2023 (October 31, 2022 – $10.8 billion). In addition, as at April 30, 2023, the Bank had committed to provide $2.2 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2022 – $2.1 billion).
Off-Balance
Sheet Exposure to Third Party-Sponsored Conduits
The Bank has
off-balance
sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.8 billion as at April 30, 2023 (October 31, 2022 – $3.1 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables.
On-balance
sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s second quarter 2023 Interim Consolidated Financial Statements and 2022 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank’s second quarter 2023 Interim Consolidated Financial Statements and the Bank’s 2022 Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three and six months ended April 30, 2023.
ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. There remains considerable uncertainty regarding the economic trajectory, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.
Interest Rate Benchmark Reform
Various interest rates and other indices that are deemed to be “benchmarks” (including Interbank Offered Rate (IBOR) benchmarks such as the London Interbank Offered Rate (LIBOR) and the Canadian Dollar Offered Rate (CDOR)) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. As a result of the global benchmark reform initiative, efforts to transition away from IBORs to alternative reference rates (ARR) have been continuing in various jurisdictions.
Following previous announcements by various regulators, the publication has ceased for all sterling, Japanese yen, Swiss franc and euro LIBOR settings, as well as the one-week
and
two-month
USD LIBOR settings effective December 31, 2021.
Six-month
and twelve-month CDOR tenors ceased to be published effective May 17, 2021. The remaining USD LIBOR settings (overnight, one-month,
three-month,
six-month,
and twelve-month) will cease to be published immediately after June 30, 2023, while the remaining tenors of CDOR
(one-month,
two-month,
and three-month) will cease following a final publication on June 28, 2024.
The Bank has incorporated these developments into its benchmark rate reform plan. To ensure an orderly transition, the Bank continues to monitor developments and incorporate global working groups’ and regulators’ best practice guidance on transition activities. These activities include, but are not limited to, making available new products referencing ARRs, preparing to cease the issuance of the residual IBOR-based financial instruments, transitioning legacy contracts by incorporating appropriate fallback language, and preparing for overall operational readiness. The Bank is in the final stages of USD LIBOR transition and continues to make progress on its CDOR transition plan. There were no significant changes to the Bank’s transition risk with respect to the remaining USD LIBOR and CDOR exposures since October 31, 2022.
For further details regarding interest rate benchmark reform, refer to Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 46

FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Under IFRS 17, insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee, and Audit Committee of the Bank.
The Bank is proceeding with the implementation of a software solution, including data preparation, system testing and configuration, and other implementation efforts accordingly.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 47

GLOSSARY
Financial and Banking Terms

Adjusted Results:
Non-GAAP
financial measures used to assess each of the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance.
Allowance for Credit Losses:
Represent expected credit losses (ECLs) on financial assets, including any off-balance
sheet exposures, at the balance sheet date. Allowance for credit losses consists of Stage 3 allowance for impaired financial assets and Stage 2 and Stage 1 allowance for performing financial assets and off-balance
sheet instruments. The allowance is increased by the provision for credit losses, decreased by write-offs net of recoveries and disposals, and impacted by foreign exchange.
Amortized Cost:
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization, using EIRM, of any differences between the initial amount and the maturity amount, and minus any reduction for impairment.
Assets under Administration (AUA):
Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). The majority of these assets are not reported on the Bank’s Consolidated Balance Sheet.
Assets under Management (AUM):
Assets that are beneficially owned by customers, managed by the Bank, where the Bank has discretion to make investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank’s Consolidated Balance Sheet. Some assets under management that are also administered by the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):
A form of commercial paper that is collateralized by other financial assets. Institutional investors usually purchase such instruments in order to diversify their assets and generate short-term gains.
Asset-Backed Securities (ABS):
A security whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.
Average Common Equity:
Average common equity for the business segments reflects the average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III.
Average Interest
-Earning
Assets:
A
non-GAAP
financial measure that depicts the Bank’s financial position, and is calculated as the average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.
Basic Earnings per Share (EPS)
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Adjusted basic EPS is calculated in the same manner using adjusted net income.
Basis Points (bps):
A unit equal to 1/100 of 1%. Thus, a 1% change is equal to 100 basis points.
Book Value per Share:
A measure calculated by dividing common shareholders’ equity by number of common shares at the end of the period.
Carrying Value:
The value at which an asset or liability is carried at on the Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):
They are collateralized debt obligations consisting of mortgage-backed securities that are separated and issued as different classes of mortgage pass-through securities with different terms, interest rates, and risks. CMOs by private issuers are collectively referred to as non-agency
CMOs.
Common Equity Tier 1 (CET1) Capital:
This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling
interest in subsidiaries. Regulatory deductions made to arrive at the CET1 Capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets, and shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio:
CET1 Capital ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):
A measure of growth over multiple time periods from the initial investment value to the ending investment value assuming that the investment has been compounding over the time period.
Credit Valuation Adjustment (CVA):
CVA represents a capital charge that measures credit risk due to default of derivative counterparties. This charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding adjusting for the effect of all potentially dilutive common shares. Adjusted diluted EPS is calculated in the same manner using adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of Bank’s earnings being paid to common shareholders in the form of dividends and is calculated by dividing common dividends by net income available to common shareholders. Adjusted dividend payout ratio is calculated in the same manner using adjusted net income.
Dividend Yield:
A ratio calculated as the dividend per common share for the year divided by the daily average closing stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated by dividing the provision for income taxes as a percentage of net income before taxes. Adjusted effective income tax rate is calculated in the same manner using adjusted results.
Effective Interest Rate (EIR):
The rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
Effective Interest Rate Method (EIRM):
A technique for calculating the actual interest rate in a period based on the amount of a financial instrument’s book value at the beginning of the accounting period. Under EIRM, the effective interest rate, which is a key component of the calculation, discounts the expected future cash inflows and outflows expected over the life of a financial instrument.
Efficiency Ratio:
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest
expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest
expenses and total revenue.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 48

Enhanced Disclosure Task Force (EDTF):
Established by the Financial Stability Board in May 2012, comprised of banks, analysts, investors, and auditors, with the goal of enhancing the risk disclosures of banks and other financial institutions.
Expected Credit Losses (ECLs):
ECLs are the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.
Fair value through other comprehensive income (FVOCI):
Under IFRS 9, if the asset passes the contractual cash flows test (named SPPI), the business model assessment determines how the instrument is classified. If the instrument is being held to collect contractual cash flows, that is, if it is not expected to be sold, it is measured as amortized cost. If the business model for the instrument is to both collect contractual cash flows and potentially sell the asset, it is measured at FVOCI.
Fair value through profit or loss (FVTPL):
Under IFRS 9, the classification is dependent on two tests, a contractual cash flow test (named SPPI) and a business model assessment. Unless the asset meets the requirements of both tests, it is measured at fair value with all changes in fair value reported in profit or loss.
Federal Deposit Insurance Corporation (FDIC):
A U.S. government corporation which provides deposit insurance guaranteeing the safety of a depositor’s accounts in member banks. The FDIC also examines and supervises certain financial institutions for safety and soundness, performs certain consumer-protection functions, and manages banks in receiverships (failed banks).
Forward Contracts:
Over-the-counter
contracts between two parties that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.
Futures:
Exchange-traded contracts to buy or sell a security at a predetermined price on a specified future date.
Hedging:
A risk management technique intended to mitigate the Bank’s exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.
Impaired Loans:
Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Loss Given Default (LGD):
It is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default.
Mark-to-Market
(MTM):
A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.
Master Netting Agreements:
Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.
Net Corporate Expenses:
Non-interest
expenses related to corporate service and control groups which are not allocated to a business segment.
Net Interest Margin:
A
non-GAAP
ratio calculated as net interest income as a percentage of average interest-earning assets to measure performance. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding. Adjusted net interest margin is calculated in the same manner using adjusted net interest income.
Non-Viability
Contingent Capital (NVCC):
Instruments (preferred shares and subordinated debt) that contain a feature or a provision that allows the financial institution to either permanently convert these instruments into common shares or fully write-down the instrument, in the event that the institution is no longer viable.
Notional:
A reference amount on which payments for derivative financial instruments are based.
Office of the Superintendent of Financial Institutions Canada (OSFI):
The regulator of Canadian federally chartered financial institutions and federally administered pension plans.
Options:
Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.
Price-Earnings Ratio
: A ratio calculated by dividing the closing share price by EPS based on a trailing four quarters to indicate market performance. Adjusted price-earnings ratio is calculated in the same manner using adjusted EPS.
Probability of Default (PD):
It is the likelihood that a borrower will not be able to meet its scheduled repayments.
Provision for Credit Losses (PCL):
Amount added to the allowance for credit losses to bring it to a level that management considers adequate to reflect expected credit-related losses on its portfolio.
Return on Common Equity (ROE):
The consolidated Bank ROE is calculated as net income available to common shareholders as a percentage of average common shareholders’ equity, utilized in assessing the Bank’s use of equity. ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. Adjusted ROE is calculated in the same manner using adjusted net income.
Return on Risk-weighted Assets:
Net income available to common shareholders as a percentage of average risk-weighted assets.
Return on Tangible Common Equity (ROTCE):
A
non-GAAP
financial measure calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average Tangible common equity. Adjusted ROTCE is calculated in the same manner using adjusted net income. Both measures can be utilized in assessing the Bank’s use of equity.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory risk-weight factor to on and off-balance
sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance
sheet exposures to a comparable risk level.
Securitization:
The process by which financial assets, mainly loans, are transferred to structures, which normally issue a series of asset-backed securities to investors to fund the purchase of loans.
Solely Payments of Principal and Interest (SPPI):
IFRS 9 requires that the following criteria be met in order for a financial instrument to be classified at amortized cost:
•	The entity’s business model relates to managing financial assets (such as bank trading activity), and, as such, an asset is held with the intention of collecting its contractual cash flows; and
•	An asset’s contractual cash flows represent SPPI.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 49

Swaps:
Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.
Tangible common equity (TCE):
A
non-GAAP
financial measure calculated as common shareholders’ equity less goodwill, imputed goodwill, and intangibles on an investment in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. It can be utilized in assessing the Bank’s use of equity.
Taxable Equivalent Basis (TEB):
A calculation method (not defined in GAAP) that increases revenues and the provision for income taxes on certain tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparison of net interest income from both taxable and tax-exempt
sources.
Tier 1 Capital Ratio:
Tier 1 Capital represents the more permanent forms of capital, consisting primarily of common shareholders’ equity, retained earnings, preferred shares and innovative instruments. Tier 1 Capital ratio is calculated as Tier 1 Capital divided by RWA.
Total Capital Ratio:
Total Capital is defined as the total of net Tier 1 and Tier 2 Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):
The total return earned on an investment in TD’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading-Related Revenue (TEB):
A
non-GAAP
financial measure that is used for measuring trading performance in the Wholesale Banking segment that is the total of trading income (loss), net interest income on trading positions, and income from financial instruments designated at FVTPL that are managed within a trading portfolio.
Value-at-Risk
(VaR):
A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	April 30, 2023	October 31, 2022
ASSETS
Cash and due from banks	$6,874	$8,556
Interest-bearing deposits with banks	103,324	137,294
	110,198	145,850
Trading loans, securities, and other (Note 4)	157,539	143,726
Non-trading financial assets at fair value through profit or loss (Note 4)	8,546	10,946
Derivatives (Note 4)	75,212	103,873
Financial assets designated at fair value through profit or loss (Note 4)	5,237	5,039
Financial assets at fair value through other comprehensive income (Note 4)	74,009	69,675
	320,543	333,259
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	330,891	342,774
Securities purchased under reverse repurchase agreements	198,076	160,167
Loans (Notes 4, 6)
Residential mortgages	300,255	293,924
Consumer instalment and other personal	207,610	206,152
Credit card	36,508	36,010
Business and government	311,889	301,389
	856,262	837,475
Allowance for loan losses (Note 6)	(6,644)	(6,432)
Loans, net of allowance for loan losses	849,618	831,043
Other
Customers’ liability under acceptances	19,558	19,733
Investment in Schwab (Note 7)	9,119	8,088
Goodwill (Note 9)	18,183	17,656
Other intangibles	2,715	2,303
Land, buildings, equipment, and other depreciable assets	9,364	9,400
Deferred tax assets	3,065	2,193
Amounts receivable from brokers, dealers, and clients	28,036	19,760
Other assets (Note 10)	27,086	25,302
	117,126	104,435
Total assets	$1,926,452	$1,917,528
LIABILITIES
Trading deposits (Notes 4, 11)	$25,077	$23,805
Derivatives (Note 4)	63,706	91,133
Securitization liabilities at fair value (Note 4)	12,832	12,612
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	201,061	162,786
	302,676	290,336
Deposits (Notes 4, 11)
Personal	628,867	660,838
Banks	49,283	38,263
Business and government	511,220	530,869
	1,189,370	1,229,970
Other
Acceptances	19,558	19,733
Obligations related to securities sold short (Note 4)	48,797	45,505
Obligations related to securities sold under repurchase agreements	146,959	128,024
Securitization liabilities at amortized cost (Note 4)	14,756	15,072
Amounts payable to brokers, dealers, and clients	26,783	25,195
Insurance-related liabilities	7,295	7,468
Other liabilities (Note 12)	42,778	33,552
	306,926	274,549
Subordinated notes and debentures (Note 4)	11,366	11,290
Total liabilities	1,810,338	1,806,145
EQUITY
Shareholders’ Equity
Common shares (Note 13)	25,852	24,363
Preferred shares and other equity instruments (Note 13)	11,253	11,253
Treasury – common shares (Note 13)	(99)	(91)
Treasury – preferred shares and other equity instruments (Note 13)	(10)	(7)
Contributed surplus	161	179
Retained earnings	74,849	73,698
Accumulated other comprehensive income (loss)	4,108	1,988
Total equity	116,114	111,383
Total liabilities and equity	$1,926,452	$1,917,528
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022
Interest income 1 (Note 20)
Loans	$12,673	$6,188	$24,452	$12,199
Securities
Interest	4,462	1,267	8,801	2,278
Dividends	638	443	1,150	874
Deposits with banks	1,534	131	2,960	200
	19,307	8,029	37,363	15,551
Interest expense (Note 20)
Deposits	9,042	1,047	16,837	1,823
Securitization liabilities	208	122	430	224
Subordinated notes and debentures	105	94	216	191
Other	2,524	389	4,719	634
	11,879	1,652	22,202	2,872
Net interest income	7,428	6,377	15,161	12,679
Non-interest income
Investment and securities services	1,671	1,495	3,076	3,099
Credit fees	429	382	857	782
Trading income (loss)	289	(20)	967	94
Service charges	644	704	1,295	1,437
Card services	712	682	1,481	1,389
Insurance revenue	1,359	1,347	2,733	2,664
Other income (loss) (Note 22 )	(166)	296	(978)	400
	4,938	4,886	9,431	9,865
Total revenue	12,366	11,263	24,592	22,544
Provision for (recovery of) credit losses (Note 6)	599	27	1,289	99
Insurance claims and related expenses	804	592	1,780	1,348
Non-interest expenses
Salaries and employee benefits	3,883	3,282	7,641	6,560
Occupancy, including depreciation	446	410	879	810
Technology and equipment, including depreciation	561	467	1,083	911
Amortization of other intangibles	170	147	312	307
Communication and marketing	386	336	699	623
Brokerage-related and sub-advisory fees	111	98	203	211
Professional, advisory and outside services	630	513	1,198	953
Other (Note 18 )	800	780	3,288	1,625
	6,987	6,033	15,303	12,000
Income before income taxes and share of net income from investment in Schwab	3,976	4,611	6,220	9,097
Provision for (recovery of) income taxes (Note 16)	866	1,002	1,813	1,986
Share of net income from investment in Schwab (Note 7)	241	202	526	433
Net income	3,351	3,811	4,933	7,544
Preferred dividends and distributions on other equity instruments	210	66	293	109
Net income available to common shareholders	$3,141	$3,745	$4,640	$7,435
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.72	$2.08	$2.54	$4.10
Diluted	1.72	2.07	2.54	4.09
Dividends per common share (Canadian dollars)	0.96	0.89	1.92	1.78

1
Includes $17,429 million and $33,677 million, for the three and six months ended April 30, 2023, respectively (three and six months ended April 30, 2022 – $7,223 million and $14,036 million, respectively) which have been calculated based on the effective interest rate method (EIRM).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 52

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022
Net income	$3,351	$3,811	$4,933	$7,544
Other comprehensive income (loss)
Items that will be subsequently reclassified to net income
Net change in unrealized gain/(loss) on financial assets at fair value through other comprehensive income
Change in unrealized gain/(loss)	166	(825)	410	(1,082)
Reclassification to earnings of net loss/(gain)	(15)	–	(14)	(10)
Changes in allowance for credit losses recognized in earnings	–	1	(1)	(1)
Income taxes relating to:
Change in unrealized gain/(loss)	(42)	239	(115)	302

Reclassification to earnings of net loss/(gain)	5	–	5	1

	114	(585)	285	(790)
Net change in unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities
Unrealized gain/(loss)	1,842	1,164	(523)	3,518
Reclassification to earnings of net loss/(gain)	–	–	(2)	–
Net gain/(loss) on hedges	(754)	(218)	88	(1,252)
Reclassification to earnings of net loss/(gain) on hedges	–	–	2	–
Income taxes relating to:
Net gain/(loss) on hedges	208	57	(309)	328

Reclassification to earnings of net loss/(gain) on hedges	–	–	–	–

	1,296	1,003	(744)	2,594
Net change in gain/(loss) on derivatives designated as cash flow hedges
Change in gain/(loss)	1,713	(4,926)	3,752	(4,286)
Reclassification to earnings of loss/(gain)	(1,069)	91	(1,063)	(1,361)
Income taxes relating to:
Change in gain/(loss)	(558)	1,274	(911)	1,124

Reclassification to earnings of loss/(gain)	289	(43)	322	313

	375	(3,604)	2,100	(4,210)

Share of other comprehensive income (loss) from investment in Schwab	453	(1,682)	700	(2,079)
Items that will not be subsequently reclassified to net income
Remeasurement gain/(loss) on employee benefit plans
Gain/(loss)	(49)	746	47	1,123

Income taxes	14	(196)	(30)	(295)

	(35)	550	17	828
Change in net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income
Change in net unrealized gain/(loss)	(170)	171	(157)	258

Income taxes	34	(45)	30	(68)

	(136)	126	(127)	190
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss
Gain/(loss)	115	1	(128)	(15)

Income taxes	(32)	–	34	4

	83	1	(94)	(11)
Total other comprehensive income (loss)	2,150	(4,191)	2,137	(3,478)
Total comprehensive income (loss)	$5,501	$(380)	$7,070	$4,066
Attributable to:
Common shareholders	$5,291	$(446)	$6,777	$3,957
Preferred shareholders and other equity instrument holders	210	66	293	109
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 53

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022

Common shares (Note 13)
Balance at beginning of period	$25,094	$23,170	$24,363	$23,066
Proceeds from shares issued on exercise of stock options	45	14	71	90
Shares issued as a result of dividend reinvestment plan	713	114	1,418	236

Purchase of shares for cancellation and other	–	(171)	–	(265)

Balance at end of period	25,852	23,127	25,852	23,127
Preferred shares and other equity instruments (Note 13)
Balance at beginning of period	11,253	5,700	11,253	5,700
Issue of shares and other equity instruments	–	850	–	850

Balance at end of period	11,253	6,550	11,253	6,550
Treasury – common shares (Note 13)
Balance at beginning of period	(103)	(188)	(91)	(152)
Purchase of shares	(2,235)	(3,088)	(4,051)	(6,024)

Sale of shares	2,239	3,033	4,043	5,933

Balance at end of period	(99)	(243)	(99)	(243)
Treasury – preferred shares and other equity instruments (Note 13)
Balance at beginning of period	(9)	(6)	(7)	(10)
Purchase of shares and other equity instruments	(185)	(61)	(326)	(90)

Sale of shares and other equity instruments	184	54	323	87

Balance at end of period	(10)	(13)	(10)	(13)
Contributed surplus
Balance at beginning of period	185	148	179	173
Net premium (discount) on sale of treasury instruments	(11)	(3)	(8)	5
Issuance of stock options, net of options exercised	5	5	15	8

Other	(18)	4	(25)	(32)

Balance at end of period	161	154	161	154
Retained earnings
Balance at beginning of period	73,501	65,621	73,698	63,944
Net income attributable to equity instrument holders	3,351	3,811	4,933	7,544
Common dividends	(1,754)	(1,603)	(3,500)	(3,225)
Preferred dividends and distributions on other equity instruments	(210)	(66)	(293)	(109)
Share and other equity instrument issue expenses	–	(3)	–	(3)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments (Note 13)	–	(1,260)	–	(1,930)
Remeasurement gain/(loss) on employee benefit plans	(35)	550	17	828

Realized gain/(loss) on equity securities designated at fair value through other comprehensive income	(4)	(4)	(6)	(3)

Balance at end of period	74,849	67,046	74,849	67,046
Accumulated other comprehensive income (loss)
Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of period	(305)	305	(476)	510
Other comprehensive income (loss)	114	(586)	286	(789)

Allowance for credit losses	–	1	(1)	(1)

Balance at end of period	(191)	(280)	(191)	(280)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	32	245	23	181
Other comprehensive income (loss)	(140)	122	(133)	187

Reclassification of loss/(gain) to retained earnings	4	4	6	3

Balance at end of period	(104)	371	(104)	371
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	(99)	2	78	14

Other comprehensive income (loss)	83	1	(94)	(11)

Balance at end of period	(16)	3	(16)	3
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	10,008	6,821	12,048	5,230

Other comprehensive income (loss)	1,296	1,003	(744)	2,594

Balance at end of period	11,304	7,824	11,304	7,824
Net gain/(loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(3,992)	1,324	(5,717)	1,930

Other comprehensive income (loss)	375	(3,604)	2,100	(4,210)

Balance at end of period	(3,617)	(2,280)	(3,617)	(2,280)

Share of accumulated other comprehensive income (loss) from investment in Schwab	(3,268)	(2,847)	(3,268)	(2,847)

Total accumulated other comprehensive income	4,108	2,791	4,108	2,791
Total equity	$116,114	$99,412	$116,114	$99,412
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 54

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022

Cash flows from (used in) operating activities
Net income	$3,351	$3,811	$4,933	$7,544
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses (Note 6)	599	27	1,289	99
Depreciation	309	291	598	566
Amortization of other intangibles	170	147	312	307
Net securities loss/(gain) (Note 5)	21	–	22	(10)
Share of net income from investment in Schwab (Note 7)	(241)	(202)	(526)	(433)
Deferred taxes	(635)	303	(745)	443
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	484	(73)	512	(126)
Securities sold under repurchase agreements	4,428	(12,679)	16,937	(11,344)
Securities purchased under reverse repurchase agreements	(25,418)	(5,920)	(35,616)	(4,454)
Securities sold short	208	4,220	1,414	9,266
Trading loans, securities, and other	(430)	8,358	(10,781)	3,200
Loans net of securitization and sales	(13,552)	(21,456)	(19,815)	(42,490)
Deposits	(31,955)	23,204	(40,210)	55,275
Derivatives	(3,669)	(8,292)	1,895	(13,614)
Non-trading financial assets at fair value through profit or loss	1,846	(1,627)	2,685	(2,162)
Financial assets and liabilities designated at fair value through profit or loss	15,190	(6,050)	38,077	14,914
Securitization liabilities	835	(776)	(96)	(931)
Current taxes	443	(1,761)	2,105	(3,844)
Brokers, dealers, and clients amounts receivable and payable	2,083	1,798	(6,837)	7,278
Other, including unrealized foreign currency translation loss/(gain)	(8,144)	5,379	(5,172)	(2,035)
Net cash from (used in) operating activities	(54,077)	(11,298)	(49,019)	17,449
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	(4)	(10)	49	28
Common shares issued, net	40	11	64	80
Repurchase of common shares (Note 13)	–	(1,431)	–	(2,195)
Preferred shares and other equity instruments issued, net (Note 13)	–	847	–	847
Redemption of preferred shares and other equity instruments	–	–	–	(1,000)
Sale of treasury shares and other equity instruments	2,412	3,084	4,358	6,025
Purchase of treasury shares and other equity instruments (Note 13)	(2,420)	(3,149)	(4,377)	(6,114)
Dividends paid on shares and distributions paid on other equity instruments	–	–	(1,124)	(2,947)
Repayment of lease liabilities	(164)	(147)	(320)	(313)
Net cash from (used in) financing activities	(136)	(795)	(1,350)	(5,589)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	41,884	37,674	34,860	34,723
Activities in financial assets at fair value through other comprehensive income
Purchases	(7,745)	(9,611)	(15,330)	(15,432)
Proceeds from maturities	3,742	13,526	9,215	20,240
Proceeds from sales	2,227	441	2,822	3,607
Activities in debt securities at amortized cost
Purchases	(7,683)	(49,386)	(18,090)	(91,088)
Proceeds from maturities	10,605	18,451	24,646	36,383
Proceeds from sales	11,861	–	11,870	6
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(373)	(406)	(776)	(739)
Net cash acquired from (paid for) divestitures and acquisitions	(502)	–	(502)	–
Net cash from (used in) investing activities	54,016	10,689	48,715	(12,300)
Effect of exchange rate changes on cash and due from banks	83	36	(28)	142
Net increase (decrease) in cash and due from banks	(114)	(1,368)	(1,682)	(298)
Cash and due from banks at beginning of period	6,988	7,001	8,556	5,931
Cash and due from banks at end of period	$6,874	$5,633	$6,874	$5,633
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$878	$1,163	$1,368	$3,777
Amount of interest paid during the period	11,035	1,526	20,648	2,798
Amount of interest received during the period	18,309	7,387	35,171	14,477
Amount of dividends received during the period	588	495	1,117	984
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 55

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1:  NATURE OF OPERATIONS
CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the
Bank Act (Canada)
. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.
These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34,
Interim Financial Reporting
using the accounting policies as described in Note 2 of the Bank’s 2022 Annual Consolidated Financial Statements. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.
The preparation of the Interim Consolidated Financial Statements requires that management make judgments, estimates, and assumptions regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements for the three and six months ended April 30, 2023, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on May 24, 2023.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, they should be read in conjunction with the Bank’s 2022 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2022 Management’s Discussion and Analysis (MD&A). The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A in this report, relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial Statements, as permitted by IFRS.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three and six months ended April 30, 2023.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Under IFRS 17, insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee, and Audit Committee of the Bank.
The Bank is proceeding with the implementation of a software solution, including data preparation, system testing and configuration, and other implementation efforts accordingly.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 56

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. There remains considerable uncertainty regarding the economic trajectory, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.
Interest Rate Benchmark Reform
Various interest rates and other indices that are deemed to be “benchmarks” (including Interbank Offered Rate (IBOR) benchmarks such as the London Interbank Offered Rate (LIBOR) and the Canadian Dollar Offered Rate (CDOR)) have been, and continue to be, the subject of international regulatory guidance and proposals for reform. As a result of the global benchmark reform initiative, efforts to transition away from IBORs to alternative reference rates (ARR) have been continuing in various jurisdictions.
Following previous announcements by various regulators, the publication has ceased for all sterling, Japanese yen, Swiss franc and euro LIBOR settings, as well as the one-week
and
two-month
USD LIBOR settings effective December 31, 2021.
Six-month
and twelve-month CDOR tenors ceased to be published effective May 17, 2021. The remaining USD LIBOR settings (overnight, one-month,
three-month,
six-month,
and twelve-month) will cease to be published immediately after June 30, 2023, while the remaining tenors of CDOR
(one-month,
two-month,
and three-month) will cease following a final publication on June 28, 2024.
The Bank has incorporated these developments into its benchmark rate reform plan. To ensure an orderly transition, the Bank continues to monitor developments and incorporate global working groups’ and regulators’ best practice guidance on transition activities. These activities include, but are not limited to, making available new products referencing ARRs, preparing to cease the issuance of the residual IBOR-based financial instruments, transitioning legacy contracts by incorporating appropriate fallback language, and preparing for overall operational readiness. The Bank is in the final stages of USD LIBOR transition and continues to make progress on its CDOR transition plan. There were no significant changes to the Bank’s transition risk with respect to the remaining USD LIBOR and CDOR exposures since October 31, 2022.
For further details regarding interest rate benchmark reform, refer to Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements.

NOTE 4:  FAIR VALUE MEASUREMENTS
There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements for the three and six months ended April 30, 2023.
(
a
)
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value of the Bank’s financial assets and liabilities not carried at fair value.
Financial Assets and Liabilities not carried at Fair Value
1

(millions of Canadian dollars)				As at
	April 30, 2023		October 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$252,705	$244,410	$256,362	$244,523
Other debt securities	78,186	75,264	86,412	81,913
Total debt securities at amortized cost, net of allowance for credit losses	330,891	319,674	342,774	326,436
Total loans, net of allowance for loan losses	849,618	836,280	831,043	810,912
Total financial assets not carried at fair value	$1,180,509	$1,155,954	$1,173,817	$1,137,348

FINANCIAL LIABILITIES
Deposits	$1,189,370	$1,181,963	$1,229,970	$1,218,552
Securitization liabilities at amortized cost	14,756	14,296	15,072	14,366
Subordinated notes and debentures	11,366	11,194	11,290	10,853
Total financial liabilities not carried at fair value	$1,215,492	$1,207,453	$1,256,332	$1,243,771

1	This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 57

(b)
FAIR VALUE HIERARCHY
The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at April 30, 2023 and October 31, 2022.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	April 30, 2023				October 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt
Federal	$393	$10,425	$–	$10,818	$620	$9,042	$–	$9,662
Provinces	–	8,127	–	8,127	–	7,706	–	7,706
U.S. federal, state, municipal governments, and agencies debt	2	24,666	–	24,668	2	23,466	–	23,468
Other OECD 2 government-guaranteed debt	–	5,627	–	5,627	–	8,341	–	8,341
Mortgage-backed securities	–	2,156	–	2,156	–	2,109	–	2,109
Other debt securities
Canadian issuers	–	6,790	–	6,790	–	6,604	–	6,604
Other issuers	–	12,333	22	12,355	–	12,344	49	12,393
Equity securities	63,294	39	30	63,363	44,424	32	–	44,456
Trading loans	–	15,105	–	15,105	–	11,749	–	11,749
Commodities	7,959	567	–	8,526	16,084	1,149	–	17,233

Retained interests	–	4	–	4	–	5	–	5

	71,648	85,839	52	157,539	61,130	82,547	49	143,726
Non-trading financial assets at fair value through profit or loss
Securities	488	3,375	1,001	4,864	228	6,608	845	7,681

Loans	–	3,682	–	3,682	–	3,265	–	3,265

	488	7,057	1,001	8,546	228	9,873	845	10,946
Derivatives
Interest rate contracts	117	19,741	–	19,858	167	23,699	–	23,866
Foreign exchange contracts	31	48,348	3	48,382	35	72,006	5	72,046
Credit contracts	–	52	–	52	–	56	–	56
Equity contracts	–	3,754	–	3,754	4	4,303	–	4,307

Commodity contracts	603	2,546	17	3,166	634	2,919	45	3,598

	751	74,441	20	75,212	840	102,983	50	103,873
Financial assets designated at fair value through profit or loss

Securities 1	–	5,237	–	5,237	–	5,039	–	5,039

	–	5,237	–	5,237	–	5,039	–	5,039

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	19,038	–	19,038	–	16,368	–	16,368
Provinces	–	21,137	–	21,137	–	20,240	–	20,240
U.S. federal, state, municipal governments, and agencies debt	–	11,255	–	11,255	–	11,559	–	11,559
Other OECD government-guaranteed debt	–	1,509	–	1,509	–	1,682	–	1,682
Mortgage-backed securities	–	1,952	–	1,952	–	1,033	–	1,033
Other debt securities
Asset-backed securities	–	4,005	–	4,005	–	4,440	–	4,440
Corporate and other debt	–	8,437	61	8,498	–	8,621	60	8,681
Equity securities	938	2	3,685	4,625	840	2	2,477	3,319

Loans	–	1,990	–	1,990	–	2,353	–	2,353

	938	69,325	3,746	74,009	840	66,298	2,537	69,675

Securities purchased under reverse repurchase agreements	–	8,051	–	8,051	–	7,450	–	7,450

FINANCIAL LIABILITIES

Trading deposits	–	24,485	592	25,077	–	23,389	416	23,805
Derivatives
Interest rate contracts	118	17,332	169	17,619	112	19,010	156	19,278
Foreign exchange contracts	24	38,035	2	38,061	23	62,378	1	62,402
Credit contracts	–	201	–	201	–	152	–	152
Equity contracts	–	5,084	27	5,111	–	5,804	59	5,863

Commodity contracts	262	2,433	19	2,714	234	3,186	18	3,438

	404	63,085	217	63,706	369	90,530	234	91,133

Securitization liabilities at fair value	–	12,832	–	12,832	–	12,612	–	12,612

Financial liabilities designated at fair value through profit or loss	–	201,012	49	201,061	–	162,742	44	162,786

Obligations related to securities sold short 1	3,229	45,568	–	48,797	2,909	42,596	–	45,505

Obligations related to securities sold under repurchase agreements	–	4,542	–	4,542	–	9,509	–	9,509

1	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2	Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 58

(c)
TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period.
There were no significant transfers between Level 1 and Level 2 during the three and six months ended April 30, 2023 and April 30, 2022.
There were no significant transfers between Level 2 and Level 3 during the three and six months ended April 30, 2023 and April 30, 2022.
There were no significant changes to the unobservable inputs and sensitivities for assets and liabilities classified as Level 3 during the three and six months ended April 30, 2023 and April 30, 2022.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 59

(d)
RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three and six months ended April 30, 2023 and April 30, 2022.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at February 1 2023	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at April 30 2023	Change in unrealized gains (losses) on instruments still held 5

Included in income	1	Included in OCI	2,3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Other debt securities	$85	$(3)	$–	$9	$(44)	$–	$(25)	$22	$(27)

Equity securities	–	(4)	–	39	(5)	–	–	30	(2)

85	(7)	–	48	(49)	–	(25)	52	(29)
Non-trading financial assets at fair value through profit or loss
Securities	927	40	–	79	(45)	–	–	1,001	21

Loans	–	–	–	–	–	–	–	–	–

927	40	–	79	(45)	–	–	1,001	21

Financial assets at fair value through other comprehensive income
Other debt securities	63	–	(15)	21	(8)	–	–	61	–

Equity securities	3,240	–	(189)	1,269	(635)	–	–	3,685	(183)
$3,303	$–	$(204)	$1,290	$(643)	$–	$–	$3,746	$(183)

FINANCIAL LIABILITIES

Trading deposits 6	$(486)	$(17)	$–	$(89)	$4	$(6)	$2	$(592)	$(14)
Derivatives 7
Interest rate contracts	(164)	(6)	–	–	1	–	–	(169)	5
Foreign exchange contracts	2	(1)	–	–	–	–	–	1	–
Equity contracts	(51)	14	–	26	(9)	–	(7)	(27)	16

Commodity contracts	5	11	–	–	(18)	–	–	(2)	(1)

(208)	18	–	26	(26)	–	(7)	(197)	20

Financial liabilities designated at fair value through profit or loss	(22)	20	–	(127)	80	–	–	(49)	(21)

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

Fair value as at November 1 2022	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at April 30 2023	Change in unrealized gains (losses) on instruments still held 5

Included in income	1	Included in OCI	3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Other debt securities	$49	$6	$–	$23	$(59)	$35	$(32)	$22	$(23)

Equity securities	–	(4)	–	39	(5)	–	–	30	(2)

49	2	–	62	(64)	35	(32)	52	(25)
Non-trading financial assets at fair value through profit or loss
Securities	845	83	–	121	(48)	–	–	1,001	56

Loans	–	–	–	–	–	–	–	–	–

845	83	–	121	(48)	–	–	1,001	56

Financial assets at fair value through other comprehensive income
Other debt securities	60	–	(8)	21	(12)	–	–	61	–

Equity securities	2,477	–	(211)	2,093	(674)	–	–	3,685	(205)
$2,537	$–	$(219)	$2,114	$(686)	$–	$–	$3,746	$(205)

FINANCIAL LIABILITIES

Trading deposits 6	$(416)	$(29)	$–	$(148)	$8	$(9)	$2	$(592)	$(24)
Derivatives 7
Interest rate contracts	(156)	(30)	–	–	17	–	–	(169)	(5)
Foreign exchange contracts	4	(4)	–	–	–	–	1	1	(1)
Equity contracts	(59)	43	–	26	(7)	(2)	(28)	(27)	17

Commodity contracts	27	40	–	–	(69)	–	–	(2)	(4)

(184)	49	–	26	(59)	(2)	(27)	(197)	7

Financial liabilities designated at fair value through profit or loss	(44)	70	–	(187)	112	–	–	(49)	72

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
2	Other comprehensive income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at fair value through other comprehensive income (FVOCI). Refer to Note 5 for further details.
4	Includes foreign exchange.
5	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7
Consists of derivative assets of $20 million (February 1, 2023/January 31, 2023 – $31 million; October 31, 2022/November 1, 2022 – $50 million) and derivative liabilities of $217 million (February 1, 2023/January 31, 2023 – $239 million; October 31, 2022/November 1, 2022 – $234 million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 60

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at February 1 2022	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at April 30 2022	Change in unrealized gains (losses) on instruments still held 4

Included in income	1	Included in OCI	2	Purchases/ Issuances	Sales/ Settlements	3	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$17	$–	$–	$–	$(3)	$–	$–	$14	$–

Other debt securities	–	–	–	27	–	–	–	27	–

17	–	–	27	(3)	–	–	41	–
Non-trading financial assets at fair value through profit or loss
Securities	873	(8)	–	34	(41)	–	–	858	(39)

Loans	3	–	–	–	–	–	–	3	–

876	(8)	–	34	(41)	–	–	861	(39)

Financial assets at fair value through other comprehensive income
Other debt securities	63	–	(1)	–	(3)	–	–	59	(1)

Equity securities	1,660	–	29	627	(26)	–	–	2,290	20
$1,723	$–	$28	$627	$(29)	$–	$–	$2,349	$19

FINANCIAL LIABILITIES

Trading deposits 5	$(183)	$15	$–	$(81)	$(1)	$(2)	$6	$(246)	$12
Derivatives 6
Interest rate contracts	(89)	(23)	–	–	(2)	–	18	(96)	–
Foreign exchange contracts	4	(5)	–	–	–	–	–	(1)	(2)
Equity contracts	(90)	(28)	–	–	–	2	23	(93)	(6)

Commodity contracts	45	44	–	–	(17)	–	–	72	38

(130)	(12)	–	–	(19)	2	41	(118)	30

Financial liabilities designated at fair value through profit or loss	(47)	(185)	–	(104)	174	–	–	(162)	(185)

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–

Fair value as at November 1 2021	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at April 30 2022	Change in unrealized gains (losses) on instruments still held 4

Included in income	1	Included in OCI	2	Purchases/ Issuances	Sales/ Settlements	3	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$6	$–	$–	$2	$(5)	$11	$–	$14	$–

Other debt securities	33	–	–	27	(33)	–	–	27	–

39	–	–	29	(38)	11	–	41	–
Non-trading financial assets at fair value through profit or loss
Securities	760	28	–	122	(48)	–	(4)	858	(6)

Loans	3	–	–	–	–	–	–	3	–

763	28	–	122	(48)	–	(4)	861	(6)

Financial assets at fair value through other comprehensive income
Other debt securities	64	–	(1)	–	(4)	–	–	59	(1)

Equity securities	1,609	–	30	637	14	–	–	2,290	22
$1,673	$–	$29	$637	$10	$–	$–	$2,349	$21

FINANCIAL LIABILITIES

Trading deposits 5	$(141)	$5	$–	$(109)	$–	$(10)	$9	$(246)	$1
Derivatives 6
Interest rate contracts	(88)	(26)	–	–	–	–	18	(96)	(4)
Foreign exchange contracts	7	(8)	–	–	–	–	–	(1)	(3)
Equity contracts	(82)	(39)	–	–	(1)	1	28	(93)	(13)

Commodity contracts	31	66	–	–	(25)	–	–	72	56

(132)	(7)	–	–	(26)	1	46	(118)	36

Financial liabilities designated at fair value through profit or loss	(76)	(177)	–	(175)	266	–	–	(162)	(177)

Obligations related to securities sold short	(9)	–	–	–	9	–	–	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
2	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
3	Includes foreign exchange.
4	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
5	Issuances and repurchases of trading deposits are reported on a gross basis.
6
Consists of derivative assets of $90 million (February 1, 2022/January 31, 2022 – $58 million; October 31, 2021/November 1, 2021 – $47 million) and derivative liabilities of $208 million (February 1, 2022/January 31, 2022 – $188 million; October 31, 2021/November 1, 2021 – $179 million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 61

NOTE 5:  SECURITIES
(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized gains and losses as at April 30, 2023 and October 31, 2022.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)	As at
	April 30, 2023				October 31, 2022
	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value
Government and government-related securities
Canadian government debt
Federal	$19,026	$92	$(80)	$19,038	$16,420	$69	$(121)	$16,368
Provinces	21,071	140	(74)	21,137	20,279	99	(138)	20,240
U.S. federal, state, municipal governments, and agencies debt	11,446	25	(216)	11,255	11,855	22	(318)	11,559
Other OECD government-guaranteed debt	1,532	1	(24)	1,509	1,715	1	(34)	1,682

Mortgage-backed securities	1,954	–	(2)	1,952	1,035	1	(3)	1,033

	55,029	258	(396)	54,891	51,304	192	(614)	50,882
Other debt securities
Asset-backed securities	4,058	1	(54)	4,005	4,511	–	(71)	4,440

Corporate and other debt	8,545	44	(91)	8,498	8,820	23	(162)	8,681

	12,603	45	(145)	12,503	13,331	23	(233)	13,121

Total debt securities	67,632	303	(541)	67,394	64,635	215	(847)	64,003
Equity securities
Common shares	3,506	105	(19)	3,592	2,191	63	(33)	2,221

Preferred shares	1,248	87	(302)	1,033	1,100	71	(73)	1,098

	4,754	192	(321)	4,625	3,291	134	(106)	3,319
Total securities at fair value through other comprehensive income	$72,386	$495	$(862)	$72,019	$67,926	$349	$(953)	$67,322

1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Bank designated certain equity securities at FVOCI. The following table summarizes the fair value of equity securities designated at FVOCI as at April 30, 2023 and October 31, 2022, and dividend income recognized on these securities for the three and six months ended April 30, 2023 and April 30, 2022.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)	As at		For the three months ended		For the six months ended
	April 30, 2023	October 31, 2022	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
	Fair value		Dividend income recognized		Dividend income recognized
Common shares	$3,592	$2,221	$45	$46	$62	$85

Preferred shares	1,033	1,098	33	6	64	11
Total	$4,625	$3,319	$78	$52	$126	$96
The Bank disposed of certain equity securities in line with the Bank’s investment strategy with a fair value of $121 million and $166 million during the three and six months ended April 30, 2023, respectively (three and six months ended April 30, 2022 – $35 million and $59 million, respectively). The Bank realized a cumulative loss of $5 million and $8 million during the three and six months ended April 30, 2023, respectively (three and six months ended April 30, 2022 – cumulative loss of $7 million and $5 million, respectively) on disposal of these equity securities and recognized dividend income of nil and $1 million during the three and six months ended April 30, 2023, respectively (three and six months ended April 30, 2022 – $2 million).
(c)
DEBT SECURITIES NET REALIZED GAINS (LOSSES)
The following table summarizes the net realized gains and losses for the three and six months ended April 30, 2023 and April 30, 2022, which are included in Other income (loss) on the Interim Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022
Debt securities at amortized cost	$(36)	$–	$(36)	$–

Debt securities at fair value through other comprehensive income	15	–	14	10
Total	$(21)	$–	$(22)	$10

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 62

(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates
non-retail
credit risk on an individual borrower basis, using both a borrower risk rating (BRR) and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2022 MD&A. This system is used to assess all non-retail
exposures, including debt securities.
The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances. Refer to the “Allowance for Credit Losses” table in Note 6 for details regarding the allowance and provision for credit losses on debt securities.
Debt Securities by Risk Ratings

(millions of Canadian dollars)											As at
	April 30, 2023						October 31, 2022
	Stage 1	Stage 2	Stage 3			Total	Stage 1	Stage 2	Stage 3		Total
Debt securities 1
Investment grade	$397,593	$–	$	n/a	2	$397,593	$404,620	$–	$	n/a	$404,620
Non-investment grade	528	133		n/a		661	1,964	155		n/a	2,119
Watch and classified	n/a	33		n/a		33	n/a	39		n/a	39

Default	n/a	n/a		–		–	n/a	n/a		–	–

Total debt securities	398,121	166		–		398,287	406,584	194		–	406,778

Allowance for credit losses on debt securities at amortized cost	2	–		–		2	1	–		–	1

Total debt securities, net of allowance	$398,119	$166		$–		$398,285	$406,583	$194		$–	$406,777

1
Includes debt securities backed by government-guaranteed loans of $117 million (October 31, 2022 – $192 million), which are reported in
Non-investment
grade or a lower risk rating based on the issuer’s credit risk.

2	Not applicable.
As at April 30, 2023, total debt securities, net of allowance, in the table above, include debt securities measured at amortized cost, net of allowance, of $330,891 million (October 31, 2022 – $342,774 million), and debt securities measured at FVOCI of $67,394 million (October 31, 2022 – $64,003 million). The difference between probability-weighted ECLs and base ECLs on debt securities at FVOCI and at amortized cost as at both April 30, 2023 and October 31, 2022, was insignificant
.

NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES
(a)
LOANS AND ACCEPTANCES
The following table provides details regarding the Bank’s loans and acceptances as at April 30, 2023 and October 31, 2022.
Loans and Acceptances

(millions of Canadian dollars)	As at
	April 30, 2023	October 31, 2022
Residential mortgages	$300,255	$293,924
Consumer instalment and other personal	207,610	206,152
Credit card	36,508	36,010

Business and government	311,889	301,389

	856,262	837,475
Customers’ liability under acceptances	19,558	19,733

Loans at FVOCI (Note 4)	1,990	2,353

Total loans and acceptances	877,810	859,561

Total allowance for loan losses	6,644	6,432

Total loans and acceptances, net of allowance	$871,166	$853,129
Business and government loans (including loans at FVOCI) and customers’ liability under acceptances are grouped together as reflected below for presentation in the “Loans and Acceptances by Risk Ratings” table.
Loans and Acceptances – Business and Government

(millions of Canadian dollars)	As at
	April 30, 2023	October 31, 2022
Loans at amortized cost	$311,889	$301,389
Customers’ liability under acceptances	19,558	19,733

Loans at FVOCI (Note 4)	1,990	2,353

Loans and acceptances	333,437	323,475

Allowance for loan and acceptances losses	2,791	2,739

Loans and acceptances, net of allowance	$330,646	$320,736

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 63

(b)
CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. For non-retail
exposures, each borrower is assigned a BRR that reflects the probability of default (PD) of the borrower using proprietary industry and sector specific risk models and expert judgment. Refer to the shaded areas of the “Managing Risk” section of the 2022 MD&A for further details, including the mapping of PD ranges to risk levels for retail exposures as well as the Bank’s
21-point
BRR scale to risk levels and external ratings for
non-retail
exposures.
The following table provides the gross carrying amounts of loans, acceptances and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.
Loans and Acceptances by Risk Ratings

(millions of Canadian dollars)										As at
	April 30, 2023					October 31, 2022
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Residential mortgages 1,2,3
Low Risk	$212,140	$113	$	n/a	$212,253	$208,450	$59	$	n/a	$208,509
Normal Risk	65,620	9,773		n/a	75,393	67,280	6,767		n/a	74,047
Medium Risk	407	9,034		n/a	9,441	418	8,132		n/a	8,550
High Risk	5	2,488		312	2,805	10	2,096		350	2,456

Default	n/a	n/a		363	363	n/a	n/a		362	362

Total loans	278,172	21,408		675	300,255	276,158	17,054		712	293,924

Allowance for loan losses	116	169		49	334	127	140		56	323

Loans, net of allowance	278,056	21,239		626	299,921	276,031	16,914		656	293,601
Consumer instalment and other personal 4
Low Risk	97,203	2,330		n/a	99,533	92,653	2,127		n/a	94,780
Normal Risk	56,770	12,194		n/a	68,964	61,508	13,799		n/a	75,307
Medium Risk	23,944	5,748		n/a	29,692	21,990	6,350		n/a	28,340
High Risk	3,498	5,185		308	8,991	2,202	4,793		335	7,330

Default	n/a	n/a		430	430	n/a	n/a		395	395

Total loans	181,415	25,457		738	207,610	178,353	27,069		730	206,152

Allowance for loan losses	638	870		170	1,678	619	850		154	1,623

Loans, net of allowance	180,777	24,587		568	205,932	177,734	26,219		576	204,529
Credit card
Low Risk	5,822	11		n/a	5,833	6,532	11		n/a	6,543
Normal Risk	10,544	126		n/a	10,670	10,760	137		n/a	10,897
Medium Risk	11,633	1,208		n/a	12,841	10,794	1,184		n/a	11,978
High Risk	2,549	4,205		320	7,074	2,590	3,653		265	6,508

Default	n/a	n/a		90	90	n/a	n/a		84	84

Total loans	30,548	5,550		410	36,508	30,676	4,985		349	36,010

Allowance for loan losses	686	874		281	1,841	685	855		207	1,747

Loans, net of allowance	29,862	4,676		129	34,667	29,991	4,130		142	34,263
Business and government 1,2,3,5
Investment grade or Low/Normal Risk	156,111	166		n/a	156,277	144,994	596		n/a	145,590
Non-investment grade or Medium Risk	155,832	10,132		n/a	165,964	156,749	10,057		n/a	166,806
Watch and classified or High Risk	549	9,711		73	10,333	507	9,745		83	10,335

Default	n/a	n/a		863	863	n/a	n/a		744	744

Total loans and acceptances	312,492	20,009		936	333,437	302,250	20,398		827	323,475

Allowance for loan and acceptances losses	1,111	1,321		359	2,791	1,091	1,304		344	2,739

Loans and acceptances, net of allowance	311,381	18,688		577	330,646	301,159	19,094		483	320,736
Total loans and acceptances 6	802,627	72,424		2,759	877,810	787,437	69,506		2,618	859,561

Total allowance for loan losses 6,7	2,551	3,234		859	6,644	2,522	3,149		761	6,432
Total loans and acceptances, net of allowance 6	$800,076	$69,190		$1,900	$871,166	$784,915	$66,357		$1,857	$853,129

1
Includes impaired loans with a balance of $112 million (October 31, 2022 – $110 million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.

2
Excludes trading loans and
non-trading
loans at fair value through profit or loss (FVTPL) with a fair value of $15 billion (October 31, 2022 – $12 billion) and $4 billion (October 31, 2022 – $3 billion), respectively.

3	Includes insured mortgages of $75 billion (October 31, 2022 – $77 billion).
4	Includes Canadian government-insured real estate personal loans of $7 billion (October 31, 2022 – $9 billion).
5
Includes loans guaranteed by government agencies of $27 billion (October 31, 2022 – $28 billion), which are primarily reported in
Non-investment
grade or a lower risk rating based on the borrowers’ credit risk.

6
Stage 3 includes acquired credit-impaired (ACI) loans of $100 million (October 31, 2022 – $115 million) and a related allowance for loan losses of $3 million (October 31, 2022 – $4 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

7	Includes allowance for loan losses related to loans that are measured at FVOCI of nil (October 31, 2022 – nil).

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 64

Loans and Acceptances by Risk Ratings
(Continued)
–
Off-Balance
Sheet Credit Instruments
1

(millions of Canadian dollars)										As at
	April 30, 2023					October 31, 2022
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures 2
Low Risk	$250,247	$1,170	$	n/a	$251,417	$240,203	$1,174	$	n/a	$241,377
Normal Risk	90,104	1,227		n/a	91,331	87,113	1,178		n/a	88,291
Medium Risk	20,995	1,078		n/a	22,073	21,914	1,015		n/a	22,929
High Risk	1,310	1,315		–	2,625	1,272	1,374		–	2,646
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures 3
Investment grade	252,622	–		n/a	252,622	229,592	–		n/a	229,592
Non-investment grade	91,809	3,445		n/a	95,254	84,301	3,642		n/a	87,943
Watch and classified	163	3,548		–	3,711	237	4,265		–	4,502

Default	n/a	n/a		104	104	n/a	n/a		116	116
Total off-balance sheet credit instruments	707,250	11,783		104	719,137	664,632	12,648		116	677,396
Allowance for off-balance sheet credit instruments	465	532		3	1,000	433	495		3	931
Total off-balance sheet credit instruments, net of allowance	$706,785	$11,251		$101	$718,137	$664,199	$12,153		$113	$676,465

1	Excludes mortgage commitments.
2	Includes $365 billion (October 31, 2022 – $352 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3	Includes $60 billion (October 31, 2022 – $51 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 65

(c)
ALLOWANCE FOR CREDIT LOSSES
The following table provides details on the Bank’s allowance for credit losses as at and for the three and six months ended April 30, 2023 and April 30, 2022, including allowance for off-balance
sheet instruments in the applicable categories.
Allowance for Credit Losses

(millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period
	For the three months ended
	April 30, 2023					April 30, 2022
Residential mortgages	$330	$4	$(3)	$3	$334	$250	$2	$2	$1	$255
Consumer instalment and other personal	1,753	183	(181)	11	1,766	1,592	113	(116)	6	1,595
Credit card	2,407	327	(283)	29	2,480	2,328	34	(163)	14	2,213

Business and government	2,987	86	(57)	48	3,064	2,971	(122)	(14)	12	2,847
Total allowance for loan losses, including off-balance sheet instruments	7,477	600	(524)	91	7,644	7,141	27	(291)	33	6,910
Debt securities at amortized cost	1	–	–	1	2	2	(1)	–	–	1

Debt securities at FVOCI	1	(1)	–	1	1	5	1	–	–	6
Total allowance for credit losses on debt securities	2	(1)	–	2	3	7	–	–	–	7
Total allowance for credit losses	$7,479	$599	$(524)	$93	$7,647	$7,148	$27	$(291)	$33	$6,917
Comprising:
Allowance for credit losses on loans at amortized cost	$6,492				$6,644	$6,239				$6,076
Allowance for credit losses on loans at FVOCI	–				–	–				–

Allowance for loan losses	6,492				6,644	6,239				6,076

Allowance for off-balance sheet instruments	985				1,000	902				834
Allowance for credit losses on debt securities	2				3	7				7

	For the six months ended
	April 30, 2023					April 30, 2022
Residential mortgages	$323	$16	$(4)	$(1)	$334	$261	$(8)	$–	$2	$255
Consumer instalment and other personal	1,704	445	(377)	(6)	1,766	1,649	165	(241)	22	1,595
Credit card	2,352	664	(528)	(8)	2,480	2,314	151	(307)	55	2,213

Business and government	2,984	165	(88)	3	3,064	3,022	(207)	(28)	60	2,847
Total allowance for loan losses, including off-balance sheet instruments	7,363	1,290	(997)	(12)	7,644	7,246	101	(576)	139	6,910
Debt securities at amortized cost	1	–	–	1	2	2	(1)	–	–	1

Debt securities at FVOCI	2	(1)	–	–	1	7	(1)	–	–	6
Total allowance for credit losses on debt securities	3	(1)	–	1	3	9	(2)	–	–	7
Total allowance for credit losses	$7,366	$1,289	$(997)	$(11)	$7,647	$7,255	$99	$(576)	$139	$6,917
Comprising:
Allowance for credit losses on loans at amortized cost	$6,432				$6,644	$6,390				$6,076
Allowance for credit losses on loans at FVOCI	–				–	–				–

Allowance for loan losses	6,432				6,644	6,390				6,076

Allowance for off-balance sheet instruments	931				1,000	856				834
Allowance for credit losses on debt securities	3				3	9				7

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 66

(d)
ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on the Bank’s allowance for loan losses by stage as at and for the three months ended April 30, 2023 and April 30, 2022.
Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the three months ended
	April 30, 2023				April 30, 2022
	Stage 1	Stage 2	Stage 3 1	Total	Stage 1	Stage 2	Stage 3 1	Total
Residential Mortgages
Balance at beginning of period	$129	$150	$51	$330	$30	$175	$45	$250
Provision for credit losses
Transfer to Stage 1 2	21	(21)	–	–	56	(55)	(1)	–
Transfer to Stage 2	(8)	12	(4)	–	(3)	5	(2)	–
Transfer to Stage 3	(1)	(3)	4	–	–	(1)	1	–
Net remeasurement due to transfers into stage 3	(4)	5	–	1	(7)	2	–	(5)
New originations or purchases 4	8	n/a	n/a	8	12	n/a	n/a	12
Net repayments 5	(1)	(1)	–	(2)	(1)	(1)	–	(2)
Derecognition of financial assets (excluding disposals and write-offs) 6	(1)	(4)	(3)	(8)	(1)	(7)	(5)	(13)
Changes to risk, parameters, and models 7	(28)	30	3	5	43	(43)	10	10
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(3)	(3)	–	–	(1)	(1)
Recoveries	–	–	–	–	–	–	3	3

Foreign exchange and other adjustments	1	1	1	3	1	–	–	1

Balance at end of period	$116	$169	$49	$334	$130	$75	$50	$255
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$675	$916	$162	$1,753	$549	$883	$160	$1,592
Provision for credit losses
Transfer to Stage 1 2	136	(135)	(1)	–	190	(189)	(1)	–
Transfer to Stage 2	(48)	67	(19)	–	(47)	64	(17)	–
Transfer to Stage 3	(2)	(49)	51	–	(3)	(56)	59	–
Net remeasurement due to transfers into stage 3	(48)	49	3	4	(58)	53	2	(3)
New originations or purchases 4	99	n/a	n/a	99	65	n/a	n/a	65
Net repayments 5	(1)	(26)	(3)	(30)	(20)	(18)	(3)	(41)
Derecognition of financial assets (excluding disposals and write-offs) 6	(17)	(23)	(8)	(48)	(20)	(42)	(14)	(76)
Changes to risk, parameters, and models 7	(124)	117	165	158	(90)	173	85	168
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(254)	(254)	–	–	(192)	(192)
Recoveries	–	–	73	73	–	–	76	76

Foreign exchange and other adjustments	5	5	1	11	2	4	–	6
Balance, including off-balance sheet instruments, at end of period	675	921	170	1,766	568	872	155	1,595

Less: Allowance for off-balance sheet instruments 8	37	51	–	88	33	44	–	77

Balance at end of period	$638	$870	$170	$1,678	$535	$828	$155	$1,518
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$956	$1,198	$253	$2,407	$897	$1,269	$162	$2,328
Provision for credit losses
Transfer to Stage 1 2	270	(264)	(6)	–	373	(368)	(5)	–
Transfer to Stage 2	(76)	90	(14)	–	(68)	77	(9)	–
Transfer to Stage 3	(5)	(179)	184	–	(4)	(172)	176	–
Net remeasurement due to transfers into stage 3	(127)	121	5	(1)	(107)	104	5	2
New originations or purchases 4	46	n/a	n/a	46	38	n/a	n/a	38
Net repayments 5	34	(6)	15	43	(15)	(1)	5	(11)
Derecognition of financial assets (excluding disposals and write-offs) 6	(10)	(23)	(65)	(98)	(10)	(24)	(37)	(71)
Changes to risk, parameters, and models 7	(135)	284	188	337	(189)	225	40	76
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(357)	(357)	–	–	(241)	(241)
Recoveries	–	–	74	74	–	–	78	78

Foreign exchange and other adjustments	11	14	4	29	6	7	1	14
Balance, including off-balance sheet instruments, at end of period	964	1,235	281	2,480	921	1,117	175	2,213

Less: Allowance for off-balance sheet instruments 8	278	361	–	639	245	300	–	545

Balance at end of period	$686	$874	$281	$1,841	$676	$817	$175	$1,668

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information” and “Expert Credit Judgment” sections of Note 2 and Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9
Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2022 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 67

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the three months ended
	April 30, 2023					April 30, 2022
	Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Business and Government 2
Balance, including off-balance sheet instruments, at beginning of period	$1,265	$1,356	$366		$2,987	$1,181	$1,471	$319		$2,971
Provision for credit losses
Transfer to Stage 1 3	122	(122)	–		–	122	(122)	–		–
Transfer to Stage 2	(124)	127	(3)		–	(84)	91	(7)		–
Transfer to Stage 3	(4)	(18)	22		–	–	(22)	22		–
Net remeasurement due to transfers into stage 3	(36)	27	–		(9)	(27)	15	–		(12)
New originations or purchases 3	265	n/a	n/a		265	222	n/a	n/a		222
Net repayments 3	28	(18)	(19)		(9)	13	(17)	(6)		(10)
Derecognition of financial assets (excluding disposals and write-offs) 3	(163)	(121)	(106)		(390)	(148)	(126)	(89)		(363)
Changes to risk, parameters, and models 3	(125)	192	162		229	(160)	96	105		41
Disposals	–	–	–		–	–	–	–		–
Write-offs	–	–	(65)		(65)	–	–	(28)		(28)
Recoveries	–	–	8		8	–	–	14		14

Foreign exchange and other adjustments	33	18	(3)		48	7	8	(3)		12
Balance, including off-balance sheet instruments, at end of period	1,261	1,441	362		3,064	1,126	1,394	327		2,847

Less: Allowance for off-balance sheet instruments 4	150	120	3		273	121	89	2		212

Balance at end of period	1,111	1,321	359		2,791	1,005	1,305	325		2,635
Total Allowance, including off-balance sheet instruments, at end of period	3,016	3,766	862		7,644	2,745	3,458	707		6,910

Less: Total Allowance for off-balance sheet instruments 4	465	532	3		1,000	399	433	2		834
Total Allowance for Loan Losses at end of period	$2,551	$3,234	$859		$6,644	$2,346	$3,025	$705		$6,076

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 68

The following table provides details on the Bank’s allowance for loan losses by stage as at and for the six months ended April 30, 2023 and April 30, 2022.
Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the six months ended
	April 30, 2023				April 30, 2022
	Stage 1	Stage 2	Stage 3 1	Total	Stage 1	Stage 2	Stage 3 1	Total
Residential Mortgages
Balance at beginning of period	$127	$140	$56	$323	$35	$175	$51	$261
Provision for credit losses
Transfer to Stage 1 2	56	(55)	(1)	–	79	(78)	(1)	–
Transfer to Stage 2	(14)	23	(9)	–	(7)	12	(5)	–
Transfer to Stage 3	(1)	(8)	9	–	–	(5)	5	–
Net remeasurement due to transfers into stage 3	(11)	11	–	–	(11)	5	–	(6)
New originations or purchases 4	16	n/a	n/a	16	16	n/a	n/a	16
Net repayments 5	(2)	(2)	–	(4)	(2)	(2)	–	(4)
Derecognition of financial assets (excluding disposals and write-offs) 6	(2)	(8)	(6)	(16)	(2)	(11)	(16)	(29)
Changes to risk, parameters, and models 7	(52)	68	4	20	21	(22)	16	15
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(5)	(5)	–	–	(4)	(4)
Recoveries	–	–	1	1	–	–	4	4

Foreign exchange and other adjustments	(1)	–	–	(1)	1	1	–	2

Balance at end of period	$116	$169	$49	$334	$130	$75	$50	$255
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$654	$896	$154	$1,704	$550	$960	$139	$1,649
Provision for credit losses
Transfer to Stage 1 2	306	(303)	(3)	–	394	(392)	(2)	–
Transfer to Stage 2	(100)	137	(37)	–	(81)	109	(28)	–
Transfer to Stage 3	(4)	(95)	99	–	(4)	(109)	113	–
Net remeasurement due to transfers into stage 3	(101)	103	5	7	(108)	86	4	(18)
New originations or purchases 4	198	n/a	n/a	198	121	n/a	n/a	121
Net repayments 5	(23)	(44)	(6)	(73)	(40)	(38)	(6)	(84)
Derecognition of financial assets (excluding disposals and write-offs) 6	(35)	(47)	(17)	(99)	(42)	(90)	(27)	(159)
Changes to risk, parameters, and models 7	(218)	277	353	412	(229)	332	202	305
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(520)	(520)	–	–	(389)	(389)
Recoveries	–	–	143	143	–	–	148	148

Foreign exchange and other adjustments	(2)	(3)	(1)	(6)	7	14	1	22
Balance, including off-balance sheet instruments, at end of period	675	921	170	1,766	568	872	155	1,595

Less: Allowance for off-balance sheet instruments 8	37	51	–	88	33	44	–	77

Balance at end of period	$638	$870	$170	$1,678	$535	$828	$155	$1,518
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$954	$1,191	$207	$2,352	$878	$1,298	$138	$2,314
Provision for credit losses
Transfer to Stage 1 2	569	(558)	(11)	–	697	(688)	(9)	–
Transfer to Stage 2	(162)	188	(26)	–	(126)	143	(17)	–
Transfer to Stage 3	(10)	(343)	353	–	(10)	(319)	329	–
Net remeasurement due to transfers into stage 3	(266)	248	10	(8)	(203)	185	9	(9)
New originations or purchases 4	97	n/a	n/a	97	109	n/a	n/a	109
Net repayments 5	62	1	28	91	(5)	–	9	4
Derecognition of financial assets (excluding disposals and write-offs) 6	(22)	(41)	(111)	(174)	(33)	(75)	(72)	(180)
Changes to risk, parameters, and models 7	(255)	554	359	658	(408)	545	90	227
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(671)	(671)	–	–	(462)	(462)
Recoveries	–	–	143	143	–	–	155	155

Foreign exchange and other adjustments	(3)	(5)	–	(8)	22	28	5	55
Balance, including off-balance sheet instruments, at end of period	964	1,235	281	2,480	921	1,117	175	2,213

Less: Allowance for off-balance sheet instruments 8	278	361	–	639	245	300	–	545

Balance at end of period	$686	$874	$281	$1,841	$676	$817	$175	$1,668

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information” and “Expert Credit Judgment” sections of Note 2 and Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9
Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2022 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 69

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the six months ended
April 30, 2023	April 30, 2022
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Business and Government 2
Balance, including off-balance sheet instruments, at beginning of period	$1,220	$1,417	$347	$2,984	$1,186	$1,526	$310	$3,022
Provision for credit losses
Transfer to Stage 1 3	222	(220)	(2)	–	209	(208)	(1)	–
Transfer to Stage 2	(283)	289	(6)	–	(183)	192	(9)	–
Transfer to Stage 3	(9)	(39)	48	–	(1)	(41)	42	–
Net remeasurement due to transfers into stage 3	(64)	51	–	(13)	(47)	31	–	(16)
New originations or purchases 3	597	n/a	n/a	597	478	n/a	n/a	478
Net repayments 3	32	(39)	(43)	(50)	17	(33)	(30)	(46)
Derecognition of financial assets (excluding disposals and write-offs) 3	(351)	(272)	(239)	(862)	(356)	(279)	(162)	(797)
Changes to risk, parameters, and models 3	(116)	256	353	493	(206)	171	209	174
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(108)	(108)	–	–	(54)	(54)
Recoveries	–	–	20	20	–	–	26	26
Foreign exchange and other adjustments	13	(2)	(8)	3	29	35	(4)	60
Balance, including off-balance sheet instruments, at end of period	1,261	1,441	362	3,064	1,126	1,394	327	2,847
Less: Allowance for off-balance sheet instruments 4	150	120	3	273	121	89	2	212
Balance at end of period	1,111	1,321	359	2,791	1,005	1,305	325	2,635
Total Allowance, including off-balance sheet instruments, at end of period	3,016	3,766	862	7,644	2,745	3,458	707	6,910
Less: Total Allowance for off-balance sheet instruments 4	465	532	3	1,000	399	433	2	834
Total Allowance for Loan Losses at end of period	$2,551	$3,234	$859	$6,644	$2,346	$3,025	$705	$6,076

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
The allowance for credit losses on all remaining financial assets is not significant.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 70

(e)
FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product (GDP), unemployment rates, interest rates, and credit spreads. Refer to Note 3 of the Bank’s 2022 Annual Consolidated Financial Statements for a discussion of how forward-looking information is generated and considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the four calendar quarters starting with the current quarter, and the remaining
4-year
forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at April 30, 2023. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. Ongoing geopolitical tensions, and heightened inflationary pressures, which have led to a rapid tightening in monetary policy continue to contribute to elevated economic uncertainty, leading to deterioration in our economic forecasts.

Macroeconomic Variables
					As at
					April 30, 2023
	Base Forecast		Upside Scenario		Downside Scenario
	Average Q2 2023- Q1 2024 1	Remaining 4-year period 1	Average Q2 2023- Q1 2024 1	Remaining 4-year period 1	Average Q2 2023- Q1 2024 1	Remaining 4-year period 1
Unemployment rate
Canada	5.8%	6.1%	5.2%	5.7%	7.3%	6.8%
United States	3.8	4.2	3.6	3.9	5.6	5.1
Real GDP
Canada	0.4	1.5	1.0	1.6	(1.6)	2.0
United States	1.1	1.7	1.7	1.8	(1.3)	2.2
Home prices
Canada (average existing price) 2	(5.0)	3.0	(0.4)	3.1	(18.6)	7.0
United States (CoreLogic HPI) 3	(5.4)	1.0	(3.6)	1.7	(15.0)	3.8
Central bank policy interest rate
Canada	4.38	2.39	5.13	2.52	2.88	2.02
United States	5.13	2.75	5.38	2.77	3.13	2.27
U.S. 10-year treasury yield	3.60	3.01	3.94	3.07	3.11	2.94
U.S. 10-year BBB spread (%-pts)	2.03	1.80	1.85	1.72	2.82	2.02

Exchange rate (U.S. dollar/Canadian dollar)	$0.73	$0.79	$0.76	$0.80	$0.69	$0.74

1	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(f)
SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs.
The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance
sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity
and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs
(millions of Canadian dollars, except as noted)		As at
	April 30, 2023	October 31, 2022
Probability-weighted ECLs	$6,782	$6,599

Base ECLs	6,303	6,095
Difference – in amount	$479	$504
Difference – in percentage	7.6%	8.3%
ECLs for performing loans and
off-balance
sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance
sheet instruments calculated using
twelve-month
ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)		As at
	April 30, 2023	October 31, 2022
Probability-weighted ECLs	$6,782	$6,599

All performing loans and off-balance sheet instruments using 12-month ECLs	5,000	4,819
Incremental lifetime ECLs impact	$1,782	$1,780

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 71

(g)
FORECLOSED ASSETS
Foreclosed assets are repossessed
non-financial
assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $56 million as at April 30, 2023 (October 31, 2022 – $51 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.
(h)
LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are past due but not impaired. Loans less than 31 days contractually past due are excluded as they do not generally reflect a borrower’s ability to meet their payment obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars)						As at
	April 30, 2023			October 31, 2022
	31-60 days	61-89 days	Total	31-60 days	61-89 days	Total
Residential mortgages	$250	$89	$339	$230	$69	$299
Consumer instalment and other personal	680	258	938	668	204	872
Credit card	275	190	465	271	172	443

Business and government	192	182	374	654	162	816
Total	$1,397	$719	$2,116	$1,823	$607	$2,430

1	Includes loans that are measured at FVOCI.

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION
The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab. As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month
lag. The Bank takes into account changes in the
one-month
lag period that would significantly affect the results.
As at April 30, 2023, the Bank’s reported investment in Schwab was approximately 12.4% (October 31, 2022 – 12.1%), consisting of 9.9% of the outstanding voting common shares and the remainder in non-voting
common shares of Schwab with a fair value of $16 billion (US$12 billion) (October 31, 2022 – $24 billion (US$18 billion)) based on the closing price of US$52.24 (October 31, 2022 – US$79.67) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill restrictions and, subject to certain exceptions, transfer restrictions.
The carrying value of the Bank’s investment in Schwab of $9.1 billion as at April 30, 2023 (October 31, 2022 – $8.1 billion) represents the Bank’s share of Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles, and cumulative translation adjustment. The Bank’s share of net income from its investment in Schwab of $241 million and $526 million during the three and six months ended April 30, 2023, respectively (three and six months ended April 30, 2022 – $202 million and $433 million, respectively), reflects net income after adjustments for amortization of certain intangibles net of tax. The following tables represent the gross amount of Schwab’s total assets, liabilities, net revenues, net income available to common stockholders, other comprehensive income (loss), and comprehensive income (loss).

Summarized Financial Information
(millions of Canadian dollars)		As at
	March 31 2023	September 30 2022
Total assets	$724,655	$797,759

Total liabilities	675,474	746,596

(millions of Canadian dollars)	For the three months ended		For the six months ended
	March 31 2023	March 31 2022	March 31 2023	March 31 2022
Total net revenues	$6,915	$5,916	$14,380	$11,849
Total net income available to common stockholders	2,072	1,618	4,544	3,445
Total other comprehensive income (loss)	2,610	(12,582)	3,331	(15,558)

Total comprehensive income (loss)	4,682	(10,964)	7,875	(12,113)

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 72

IDA Agreement
On November 25, 2019, the Bank and Schwab signed an insured deposit account agreement (“2019 Schwab IDA Agreement”), with an initial expiration date of July 1, 2031. Pursuant to the 2019 Schwab IDA Agreement, the Bank made sweep deposit accounts available to clients of Schwab. Starting July 1, 2021, Schwab had the option to reduce the deposits by up to US$
10 billion per year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered into an amended insured deposit account agreement (the “2023 Schwab IDA Agreement”), which replaced the 2019 Schwab IDA Agreement. In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate amount of fixed rate obligations will serve as the floor. Thereafter, the floor will be set at
US$
60

billion. In addition,
 Schwab has the option to
 buy
down up to
US$
5
 billion of fixed rate obligations
by
 paying the Bank certain
fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits
.

NOTE 8:  SIGNIFICANT ACQUISITION
Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The acquisition advances the Wholesale Banking Segment’s long-term growth strategy in the U.S. and adds complementary products and services to the Bank’s existing businesses. The results of the acquired business have been consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment. Consideration included $
1,500
 million (US$
1,100 million) in cash for 100% of Cowen’s common shares outstanding, $253 million (US$186 million)
for the settlement of Cowen’s Series A Preferred Stock, and $
205 million (US$151
million) related to the replacement of share-based payment awards.

The acquisition was accounted for as a business combination under the purchase method. As at March 1, 2023, the acquisition contributed $
10,848

m
illion (US$
7,970

m
illion) of assets and $
9,900

m
illion (US$
7,275

m
illion) of liabilities. The excess of accounting consideration over the fair value of the tangible net assets acquired was allocated to other intangibles assets of

$
312
 million (US$
229

million) net of taxes, and goodwill of
 $
698
 million (US$
513

million). Goodwill is not deductible for tax purposes. The purchase price allocation may be adjusted during the measurement period, which shall not exceed one year from the acquisition date, to reflect new information obtained about facts and circumstances that existed at the acquisition date.
Since the acquisition date, the contribution of Cowen to the Bank’s revenue and net income was not significant, nor would it have been significant if the acquisition had occurred as of November 1, 2022.
The Bank plans to dispose of certain non-core businesses that were acquired in connection with the Cowen acquisition. These non-core businesses are disposal groups which meet the criteria to be classified as held for sale and are measured at the lower of their carrying amount and fair value less costs to sell. The assets and liabilities of these disposal groups are recorded in Other assets and Other liabilities, respectively, on the Interim Consolidated Balance Sheet. As at April 30, 2023, assets of $
1,493
 million and liabilities of $
860
 million were classified as held for sale.

NOTE 9:  GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking	U.S. Retail 1	Wealth Management and Insurance	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2021	$900	$13,134	$1,924	$274	$16,232

Foreign currency translation adjustments and other	2	1,329	80	13	1,424

Carrying amount of goodwill as at October 31, 2022 2	$902	$14,463	$2,004	$287	$17,656
Additions	–	–	–	698	698

Foreign currency translation adjustments and other	–	(92)	(6)	(73)	(171)
Carrying amount of goodwill as at April 30, 2023 2	$902	$14,371	$1,998	$912	$18,183

1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Accumulated impairment as at April 30, 2023 and October 31, 2022 was nil.

NOTE 10:  OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	April 30 2023	October 31 2022
Accounts receivable and other items	$12,938	$10,769
Accrued interest	4,806	3,765
Current income tax receivable	4,009	6,031
Defined benefit asset	1,568	1,406
Insurance-related assets, excluding investments	1,944	2,008

Prepaid expenses	1,821	1,323
Total	$27,086	$25,302

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 73

NOTE 11: DEPOSITS
Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal and are in general chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal and are in general savings accounts. Term deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $
100,000
or more as at April 30, 2023, was $480 billion (October 31, 2022 – $436 billion).
Deposits

(millions of Canadian dollars)	As at
	By Type			By Country			April 30 2023	October 31 2022
	Demand	Notice	Term 1	Canada	United States	International	Total	Total
Personal	$18,339	$514,885	$95,643	$319,379	$309,488	$–	$628,867	$660,838
Banks	11,749	423	37,111	18,815	29,898	570	49,283	38,263
Business and government 2	127,168	188,817	195,235	357,463	151,520	2,237	511,220	530,869
	157,256	704,125	327,989	695,657	490,906	2,807	1,189,370	1,229,970
Trading	–	–	25,077	17,621	2,867	4,589	25,077	23,805
Designated at fair value through profit or loss 3	–	–	200,908	44,243	82,829	73,836	200,908	162,645
Total	$157,256	$704,125	$553,974	$757,521	$576,602	$81,232	$1,415,355	$1,416,420
Non-interest-bearing deposits included above
In domestic offices							$65,307	$76,551
In foreign offices							82,396	91,175
Interest-bearing deposits included above
In domestic offices							692,214	686,518
In foreign offices							534,712	552,678
U.S. federal funds deposited							10,937	9,498
Deposits and advances with the Federal Home Loan Bank							29,789	–
Total 2,4							$1,415,355	$1,416,420

1
Includes $97.3 billion (October 31, 2022 – $89.4 billion) of senior debt which is subject to the bank recapitalization
“bail-in”
regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

2	Includes $38.8 billion relating to covered bondholders (October 31, 2022 – $34 billion).
3
Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet also includes $153 million (October 31, 2022 – $140.5 million) of loan commitments and financial guarantees designated at FVTPL.

4	Includes deposits of $791.5 billion (October 31, 2022 – $814.9 billion) denominated in U.S. dollars and $104 billion (October 31, 2022 – $84.4 billion) denominated in other foreign currencies.

NOTE 12: OTHER LIABILITIES
Other Liabilities

(millions of Canadian dollars)	As at
	April 30 2023	October 31 2022
Accounts payable, accrued expenses, and other items 1	$7,542	$5,040
Accrued interest	3,424	1,870
Accrued salaries and employee benefits	3,944	4,100
Cheques and other items in transit	2,169	2,116
Current income tax payable	234	151
Deferred tax liabilities	260	236
Defined benefit liability	1,319	1,286
Lease liabilities	5,165	5,313
Liabilities related to structured entities	15,736	12,120

Provisions (Note 18)	2,985	1,320
Total	$42,778	$33,552

1	Includes dividends and distributions payable of $1,286 million as at April 30, 2023 (October 31, 2022 – nil).

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 74

NOTE 13: EQUITY
The following table summarizes the changes to the shares and other equity instruments issued and outstanding, and treasury instruments held as at and for the three and six months ended April 30, 2023 and April 30, 2022.
Shares and Other Equity Instruments Issued and Outstanding and Treasury Instruments Held

(millions of shares or other equity instruments and millions of Canadian dollars)	For the three months ended				For the six months ended
	April 30, 2023		April 30, 2022		April 30, 2023		April 30, 2022
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of period	1,830.0	$25,094	1,818.8	$23,170	1,821.7	$24,363	1,823.9	$23,066
Proceeds from shares issued on exercise of stock options	0.7	45	0.1	14	1.1	71	1.3	90
Shares issued as a result of dividend reinvestment plan	8.9	713	1.3	114	16.8	1,418	2.5	236

Purchase of shares for cancellation and other	–	–	(13.5)	(171)	–	–	(21.0)	(265)

Balance as at end of period – common shares	1,839.6	$25,852	1,806.7	$23,127	1,839.6	$25,852	1,806.7	$23,127
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period	159.6	$5,600	158.0	$3,950	159.6	$5,600	158.0	$3,950
Issue of shares	–	–	0.8	850	–	–	0.8	850

Redemption of shares	–	–	–	–	–	–	–	–

Balance as at end of period	159.6	$5,600	158.8	$4,800	159.6	$5,600	158.8	$4,800

Other Equity Instruments 1
Balance as at beginning and end of period	5.0	$5,653	1.8	$1,750	5.0	$5,653	1.8	$1,750

Balance as at end of period – preferred shares and other equity instruments	164.6	$11,253	160.6	$6,550	164.6	$11,253	160.6	$6,550
Treasury – common shares 2
Balance as at beginning of period	1.1	$(103)	2.3	$(188)	1.0	$(91)	1.9	$(152)
Purchase of shares	26.5	(2,235)	30.7	(3,088)	46.9	(4,051)	61.2	(6,024)

Sale of shares	(26.5)	2,239	(30.2)	3,033	(46.8)	4,043	(60.3)	5,933
Balance as at end of period – treasury – common shares	1.1	$(99)	2.8	$(243)	1.1	$(99)	2.8	$(243)
Treasury – preferred shares and other equity instruments 2
Balance as at beginning of period	0.1	$(9)	0.2	$(6)	0.1	$(7)	0.1	$(10)
Purchase of shares and other equity instruments	1.0	(185)	0.9	(61)	2.0	(326)	1.7	(90)

Sale of shares and other equity instruments	(1.0)	184	(0.9)	54	(2.0)	323	(1.6)	87
Balance as at end of period – treasury – preferred shares and other equity instruments	0.1	$(10)	0.2	$(13)	0.1	$(10)	0.2	$(13)

1	Consists of Limited Recourse Capital Notes (LRCNs). For LRCNs, the number of shares represents the number of notes issued.
2	When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.
DIVIDENDS
On May 24, 2023, the Board approved a dividend in an amount of ninety-six
cents (96

cents) per fully paid common share in the capital stock of the Bank for the quarter ending July 31, 2023, payable on and after July 31, 2023, to shareholders of record at the close of business on July
10
, 2023.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5%
at the Bank’s discretion or purchased from the open market at market price.
During the three months ended April 30, 2023, the Bank issued 8.9 million common shares from treasury with a 2% discount. During the three months ended April 30, 2022, the Bank issued 1.3 million common shares from treasury with no discount. On May 25, 2023, the Bank announced that beginning with the dividend approved on May 24, 2023 for the quarter ending July 31, 2023, there will no longer be a discount to the average market price applied to the issue of common shares from treasury.

Most recently, the common shares have been issued from treasury at a discount of 2% to the average market price.
NORMAL COURSE ISSUER BID
On May 24, 2023, the Board approved the initiation of a normal course issuer bid for up to 30 million of the Bank’s common shares, subject to the approval of OSFI and the Toronto Stock Exchange. The timing and amount of any purchases under the program are subject to regulatory approvals and management discretion based on factors such as market conditions and capital adequacy.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 75

NOTE 14: SHARE-BASED COMPENSATION
For the three and six months ended April 30, 2023, the Bank recognized compensation expense for stock option awards of $9.6 million and $22.2 million, respectively (three and six months ended April 30, 2022 – $8.3 million and $18.4 million, respectively). During the three months ended April 30, 2023 and April 30, 2022, nil stock options were granted by the Bank. During the six months ended April 30, 2023, 2.5 million (six months ended April 30, 2022 – 2.5 million) stock options were granted by the Bank at a weighted-average fair value of $14.70 per option (April 30, 2022 – $12.41 per option).
The following table summarizes the assumptions used for estimating the fair value of options for the six months ended April 30, 2023 and April 30, 2022.
Assumptions Used for Estimating the Fair Value of Options

(in Canadian dollars, except as noted)	For the six months ended
	April 30 2023	April 30 2022
Risk-free interest rate	2.87%	1.47%
Option contractual life	10 years	10 years
Expected volatility 1	18.43%	17.89%
Expected dividend yield	3.69%	3.66%

Exercise price/share price	$90.55	$95.33

1	Expected volatility is calculated based on the average daily volatility measured over a historical period.

NOTE 15: EMPLOYEE BENEFITS
The following table summarizes expenses for the Bank’s principal pension and non-pension
post-retirement defined benefit plans and the Bank’s other material defined benefit pension plans, for the three and six months ended April 30, 2023 and April 30, 2022. Other employee defined benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.
Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan		Other pension plans 1
		For the three months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022	April 30 2023	April 30 2022
Service cost – benefits earned	$62	$104	$1	$2	$4	$6
Net interest cost (income) on net defined benefit liability (asset)	(25)	(6)	5	4	5	4
Interest cost on asset limitation and minimum funding requirement	5	–	–	–	1	–

Defined benefit administrative expenses	3	3	–	–	2	1
Total	$45	$101	$6	$6	$12	$11

	For the six months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022	April 30 2023	April 30 2022
Service cost – benefits earned	$124	$208	$2	$4	$8	$12
Net interest cost (income) on net defined benefit liability (asset)	(50)	(12)	10	7	11	9
Interest cost on asset limitation and minimum funding requirement	10	–	–	–	2	–

Defined benefit administrative expenses	5	5	–	–	3	2
Total	$89	$201	$12	$11	$24	$23

1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.

The following table summarizes expenses for the Bank’s defined contribution plans for the three and six months ended April 30, 2023 and April 30, 2022.
Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022
Defined contribution pension plans 1	$62	$44	$126	$98

Government pension plans 2	121	98	294	240
Total	$183	$142	$420	$338

1	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
2	Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S. Federal Insurance Contributions Act .

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 76

The following table summarizes the remeasurements recognized in other comprehensive income for the Bank’s principal pension and post-retirement defined benefit plans for the three and six months ended April 30, 2023 and April 30, 2022.
Amounts Recognized in Other Comprehensive Income for Remeasurement of Defined Benefit Plans
1,2,3

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan
	For the three months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022
Remeasurement gain/(loss) – financial	$(147)	$1,667	$(3)	$67
Remeasurement gain/(loss) – return on plan assets less interest income	38	(988)	–	–

Change in asset limitation and minimum funding requirement	63	–	–	–

Total	$(46)	$679	$(3)	$67

	For the six months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022
Remeasurement gain/(loss) – financial	$(529)	$1,901	$(27)	$82
Remeasurement gain/(loss) – return on plan assets less interest income	424	(860)	–	–

Change in asset limitation and minimum funding requirement	179	–	–	–

Total	$74	$1,041	$(27)	$82

1
Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, supplemental executive retirement plans, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on a quarterly basis.

2	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3	Amounts are presented on a pre-tax basis.

NOTE 16:  INCOME TAXES
Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate
On December 15, 2022, Bill
C-32,
Fall Economic Statement Implementation Act, 2022
, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.
The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to OCI of $239 million, recognized in the first quarter of 2023.
The increase in the Canadian federal tax rate of
1.5
%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in OCI related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank. As at April 30, 2023, the CRA has reassessed the Bank for

$
1,646
 million of income tax and interest for the years 2011 to 2017, the RQA has reassessed the Bank for $
39
 million for the years 2011 to 2016, and the ATRA has reassessed the Bank for $
54
 million for the years 2011 to
2016. In May 2023, the CRA reassessed the Bank for $15 million of additional income tax and interest in respect of the 2018 taxation year. In total, the Bank has been reassessed for $
1,754
 million of income tax and interest. The Bank expects to continue to be reassessed for open years. The Bank is of the view that its tax filing positions were appropriate and filed a Notice of Appeal with the Tax Court of Canada on March 21, 2023.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 77

NOTE 17:  EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average
number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average
number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.
The following table presents the Bank’s basic and diluted earnings per share for the three and six months ended April 30, 2023 and April 30, 2022.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30 2023	April 30 2022	April 30 2023	April 30 2022
Basic earnings per share
Net income attributable to common shareholders	$3,141	$3,745	$4,640	$7,435

Weighted-average number of common shares outstanding (millions)	1,828.3	1,804.7	1,824.4	1,812.8

Basic earnings per share (Canadian dollars)	$1.72	$2.08	$2.54	$4.10
Diluted earnings per share
Net income attributable to common shareholders	$3,141	$3,745	$4,640	$7,435

Net income available to common shareholders including impact of dilutive securities	3,141	3,745	4,640	7,435
Weighted-average number of common shares outstanding (millions)	1,828.3	1,804.7	1,824.4	1,812.8
Effect of dilutive securities

Stock options potentially exercisable (millions) 1	2.0	3.6	2.2	3.7

Weighted-average number of common shares outstanding – diluted (millions)	1,830.3	1,808.3	1,826.6	1,816.5
Diluted earnings per share (Canadian dollars) 1	$1.72	$2.07	$2.54	$4.09

1
For the three and six months ended April 30, 2023, the computation of diluted earnings per share excluded average options outstanding of 4.9 million and 4.2 million, respectively, with a weighted-average exercise price of $92.89 and $93.29, respectively, as the option price was greater than the average market price of the Bank’s common shares. For the three and six months ended April 30, 2022, no outstanding options were excluded from the computation of diluted earnings per share.

NOTE 18:  CONTINGENT LIABILITIES
Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2022 Annual Consolidated Financial Statements.
LEGAL AND REGULATORY MATTERS
LITIGATION
In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits, and requests for information by governmental, regulatory and self-regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at April 30, 2023, the Bank’s RPL is from zero to approximately $1.27 billion (October 31, 2022 – from zero to approximately $1.26 billion). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved
issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.
In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.
Stanford Litigation
– In the US
Rotstain v. Trustmark National Bank
,
et al. action
, on February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) pursuant to which the Bank agreed to pay

US$
1.205

billion to Ralph S. Janvey, solely in his capacity as the
court-appointed
receiver for the Stanford Receivership Estate, to resolve claims brought by the Official Stanford Investors Committee and the plaintiffs in the
Rotstain v. Trustmark National Bank, et al
. and
Smith v. Independent Bank
, et al
. actions. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax ($1.2 billion after-tax) in the first quarter of 2023. Under the terms of the agreement, all involved parties have agreed to a bar order dismissing and releasing all current or future claims arising from or related to Stanford. The settlement is subject to court approval.
On March 7, 2023, the parties finalized their settlement agreement, and on March 8, 2023, the plaintiffs filed a motion to approve the settlement in the multi-district litigation court in the Northern District of Texas. On March 14, 2023, that Court preliminarily found that the terms of the settlement agreement are adequate, fair, reasonable, and equitable and scheduled a final settlement approval hearing for August 8, 2023.
A case regarding the same facts was also brought in Ontario by the Joint Liquidators of Stanford International Bank Ltd. appointed by the Eastern Caribbean Supreme Court, under the title
McDonald v. The Toronto-Dominion Bank
. That action was dismissed by the Ontario Superior Court of Justice on June 8, 2021, following a trial earlier in 2021. On November 17, 2022, the Court of Appeal for Ontario issued a unanimous written decision which dismissed the appeal and

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 78

affirmed the trial decision. On January 16, 2023, the Joint Liquidators filed an application for leave to appeal to the Supreme Court of Canada. The Bank filed a response to the leave application on February 22, 2023.

NOTE 19:  SEGMENTED INFORMATION
For management reporting purposes, the Bank reports its results from business operations and activities under four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Canadian Personal and Commercial Banking provides financial products and services to personal, small business and commercial customers, and includes TD Auto Finance Canada. U.S. Retail is comprised of personal and business banking in the U.S., TD Auto Finance U.S., and the U.S. wealth business, including Epoch and the Bank’s equity investment in Schwab. Wealth Management and Insurance includes the Canadian wealth business which provides investment products and services to institutional and retail investors, and the insurance business which provides property and casualty insurance, as well as life and health insurance products to customers across Canada. Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of the Bank’s clients. The Corporate segment includes the effects of certain asset securitization programs, treasury management, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.
The following table summarizes the segment results for the three and six months ended April 30, 2023 and April 30, 2022.
Results by Business Segment
1

(millions of Canadian dollars)	Canadian Personal and Commercial Banking		U.S. Retail		Wealth Management and Insurance		Wholesale Banking 2		Corporate 2		Total
	For the three months ended April 30
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Net interest income (loss)	$3,377	$2,933	$3,034	$2,079	$258	$215	$498	$759	$261	$391	$7,428	$6,377

Non-interest income (loss)	1,027	1,019	558	864	2,477	2,456	919	491	(43)	56	4,938	4,886

Total revenue	4,404	3,952	3,592	2,943	2,735	2,671	1,417	1,250	218	447	12,366	11,263
Provision for (recovery of) credit losses	247	60	190	(18)	1	–	12	(9)	149	(6)	599	27
Insurance claims and related expenses	–	–	–	–	804	592	–	–	–	–	804	592

Non-interest expenses	1,903	1,759	2,050	1,632	1,166	1,173	1,189	776	679	693	6,987	6,033

Income (loss) before income taxes and share of net income from investment in Schwab	2,254	2,133	1,352	1,329	764	906	216	483	(610)	(240)	3,976	4,611
Provision for (recovery of) income taxes	629	565	190	186	201	238	66	124	(220)	(111)	866	1,002

Share of net income from investment in Schwab 3,4	–	–	250	224	–	–	–	–	(9)	(22)	241	202
Net income (loss)	$1,625	$1,568	$1,412	$1,367	$563	$668	$150	$359	$(399)	$(151)	$3,351	$3,811

	For the six months ended April 30
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Net interest income (loss)	$6,916	$5,809	$6,203	$4,194	$539	$424	$1,023	$1,468	$480	$784	$15,161	$12,679

Non-interest income (loss)	2,077	2,063	1,154	1,535	5,098	5,045	1,739	1,128	(637)	94	9,431	9,865

Total revenue	8,993	7,872	7,357	5,729	5,637	5,469	2,762	2,596	(157)	878	24,592	22,544
Provision for (recovery of) credit losses	574	92	390	3	1	1	44	(14)	280	17	1,289	99
Insurance claims and related expenses	–	–	–	–	1,780	1,348	–	–	–	–	1,780	1,348

Non-interest expenses	3,766	3,448	4,121	3,229	2,348	2,353	2,072	1,540	2,996	1,430	15,303	12,000

Income (loss) before income taxes and share of net income from investment in Schwab	4,653	4,332	2,846	2,497	1,508	1,767	646	1,070	(3,433)	(569)	6,220	9,097
Provision for (recovery of) income taxes	1,299	1,146	396	334	395	463	165	277	(442)	(234)	1,813	1,986

Share of net income from investment in Schwab 3,4	–	–	551	476	–	–	–	–	(25)	(43)	526	433
Net income (loss)	$3,354	$3,186	$3,001	$2,639	$1,113	$1,304	$481	$793	$(3,016)	$(378)	$4,933	$7,544

1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

4	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 for further details.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 79

Total Assets by Business Segment

(millions of Canadian dollars)	Canadian Personal and Commercial Banking	U.S. Retail	Wealth Management and Insurance	Wholesale Banking	Corporate	Total
	As at April 30, 2023
Total assets	$535,969	$571,230	$22,313	$641,452	$155,488	$1,926,452

	As at October 31, 2022
Total assets	$526,374	$585,297	$23,721	$635,094	$147,042	$1,917,528

NOTE 20:  INTEREST INCOME AND EXPENSE
The following tables present interest income and interest expense by basis of accounting measurement.
Interest Income

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Measured at amortized cost 1	$16,634	$7,046	$32,161	$13,748

Measured at FVOCI – Debt instruments 1	795	177	1,516	288

	17,429	7,223	33,677	14,036
Measured or designated at FVTPL	1,797	752	3,553	1,417

Measured at FVOCI – Equity instruments	81	54	133	98
Total	$19,307	$8,029	$37,363	$15,551

1	Interest income is calculated using EIRM.
Interest Expense

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Measured at amortized cost 1	$9,613	$1,381	$18,283	$2,236

Measured or designated at FVTPL	2,266	271	3,919	636

Total	$11,879	$1,652	$22,202	$2,872

1	Interest expense is calculated using EIRM.

NOTE 21:  REGULATORY CAPITAL
The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives. On November 22, 2019, the Bank was designated a global systemically important bank
(G-SIB).

Effective January 1, 2016, OSFI’s target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks
(D-SIBs)
includes a
1
% common equity capital surcharge bringing the targets to
8%, 9.5%, and 11.5
%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public Domestic Stability Buffer (DSB) which is held by
D-SIBs
against Pillar 2 risks. The current published buffer is set at
3.0
% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising OSFI’s published CET1, Tier 1, and Total Capital minimum target ratios to
11%, 12.5%, and 14.5
%, respectively. The OSFI target includes the greater of the
D-SIB
or
G-SIB
surcharge, both of which are currently
1%.
On September 23, 2018, the Canadian
Bail-in
regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC). Under this guideline, the Bank was required to meet a supervisory risk-based TLAC target of 24.5% of RWA, inclusive of the 3.0% DSB, and a TLAC leverage ratio target of 6.75% by November 1, 2021. Changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
On February 1, 2023, OSFI implemented revised capital rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. These revised rules include revisions to the calculation of credit risk and operational risk requirements, and revisions to the Leverage Requirements Guideline to include a requirement for D-SIBs to hold a leverage ratio buffer of
0.50
% in addition to the regulatory minimum requirement of
3.0
%. This buffer will also apply to the TLAC leverage ratio supervisory target of
6.75
%.

During the six months ended April 30, 2023, the Bank complied with the OSFI Basel III guidelines related to risk-based and leverage capital ratios.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 80

The following table summarizes the Bank’s regulatory capital positions as at April 30, 2023 and October 31, 2022.
Regulatory Capital Position

(millions of Canadian dollars, except as noted)	As at
	April 30 2023	October 31 2022
Capital
Common Equity Tier 1 Capital	$84,328	$83,671
Tier 1 Capital	95,111	94,445
Total Capital	107,960	107,175
Risk-weighted assets used in the calculation of capital ratios	549,398	517,048
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	15.3%	16.2%
Tier 1 Capital ratio	17.3	18.3
Total Capital ratio	19.7	20.7
Leverage ratio	4.6	4.9
TLAC Ratio	34.2	35.2

TLAC Leverage Ratio	9.0	9.4

NOTE 22:  SUBSEQUENT EVENTS
Termination of Merger Agreement with First Horizon Corporation
On May 4, 2023, the Bank and First Horizon Corporation (“First Horizon”) announced their mutual decision to terminate the previously announced merger agreement for the Bank to acquire First Horizon. Under the terms of the termination agreement, the Bank made a US$
225
million cash payment to First Horizon on May 5, 2023. The termination payment will be reported within the Corporate segment financial results for the third quarter ending July 31, 2023.
In connection
with the transaction, the Bank had invested US$
494
million in non-voting First Horizon preferred stock. During the current quarter, the Bank recognized a valuation adjustment loss
of $199 million on this investment based on

First
Horizon’s
common share price at the end of the quarter, recorded in Other Comprehensive Income. In accordance with the preferred shares purchase agreement and the terms of the preferred stock, subject to certain conditions, the preferred stock will convert into approximately
19.7
million common shares of First Horizon in the third quarter.
Prior to the announcement on May 4, 2023 to terminate the merger agreement, the Bank had implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition.
The Bank determined that the fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets would have been sensitive to interest rate changes. The fair value of net assets would have determined the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles would have negatively impacted capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.
As a result of the de-designation, mark-to-market gains (losses) on these swaps were recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) would have mitigated the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation
also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.
For the three months and six months ended April 30, 2023, the Bank reported

($263)
 million and
($1,261)
 million, respectively, in non-interest income related to the mark-to-market
on the swaps, and
$
129
 million and $
251
 million, respectively, in net interest income related to the basis adjustment amortization. In addition, for the three months and six months ended April 30, 2023, the Bank reported $
311
 million and $
562

million, respectively, in non-interest income related to the net interest earned on the swaps.
Following the announcement on May 4, 2023 to terminate the merger agreement, the Bank discontinued this strategy and reinstated hedge accounting on the portfolio of fixed income investments.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 81

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189
shareholderinquiries@tmx.com
or
www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
For all other shareholder inquiries, please contact TD Shareholder Relations at
416-944-6367
or
1-866-756-8936
or email
tdshinfo@td.com
. Please note that by leaving us an
e-mail
or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.
General Information
Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French:
1-866-233-2323
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1-800-328-3698
Telephone device for the hearing impaired (TTY):
1-800-361-1180
Website:
www.td.com
Email:
customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on May 25, 2023. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for second quarter and discussions of related disclosures, followed by a question-and-answer
period with analysts. The presentation material referenced during the call will be available on the TD website at
www.td.com/investor
on May 25, 2023 in advance of the call. A listen-only telephone line is available at
416-641-6150
or
1-866-696-5894
(toll free) and the passcode is 2727354#.
The audio webcast and presentations will be archived at
www.td.com/investor
. Replay of the teleconference will be available from 5:00 p.m. ET on May 25, 2023, until 11:59 p.m. ET on June 9, 2023 by calling
905-694-9451
or
1-800-408-3053
(toll free). The passcode is 7300743#.

TD BANK GROUP • SECOND QUARTER 2023 • REPORT TO SHAREHOLDERS	Page 82